Exhibit 2.1

EXECUTION VERSION

STOCK PURCHASE AGREEMENT

dated as of October 21, 2019

by and between

FIRSTBANK PUERTO RICO,

SANTANDER HOLDINGS USA, INC.

and, solely for purposes of Article IV, Section 5.03 and Article X,

FIRST BANCORP.

i

Article VIII

Termination

Section 8.01	Termination	87
Section 8.02	Notice; Effect of Termination	88

Article IX

Survival; Indemnification

Section 9.01	Survival of Representations, Warranties, Covenants and Certain Indemnities	89
Section 9.02	Indemnification By Seller	89
Section 9.03	Indemnification by Buyer	91
Section 9.04	Third Party Claim Procedures	93
Section 9.05	Direct Claim Procedures	94
Section 9.06	Calculation of Losses	94
Section 9.07	Exclusivity	94
Section 9.08	Treatment of Indemnity Payments	95

Article X

Miscellaneous

Section 10.01	Notices	95
Section 10.02	Amendments and Waivers	96
Section 10.03	Expenses	96
Section 10.04	Successors and Assigns	97
Section 10.05	Governing Law	97
Section 10.06	Jurisdiction	97
Section 10.07	WAIVER OF JURY TRIAL	97
Section 10.08	Counterparts; Effectiveness; Third Party Beneficiaries	97
Section 10.09	Entire Agreement	98
Section 10.10	Severability	98
Section 10.11	Disclosure Schedules	98
Section 10.12	Construction and Interpretation	98
Section 10.13	Specific Performance	98
Section 10.14	Guarantee	99

Exhibits
Exhibit A	Transition Services Term Sheet
Exhibit B	Transition Loan Servicing Agreement Term Sheet

Schedules
Buyer Disclosure Schedule
Seller Disclosure Schedule

STOCK PURCHASE AGREEMENT

STOCK PURCHASE AGREEMENT (this “Agreement”), dated as of October 21, 2019 (the “Effective Date”), by and between FirstBank Puerto Rico, a bank organized under the laws of the Commonwealth of Puerto Rico (“Buyer”); Santander Holdings USA, Inc., a Virginia corporation (“Seller”); and, solely for purposes of Article IV, Section 5.03 and Article X, First BanCorp., a corporation organized under the laws of the Commonwealth of Puerto Rico (“Buyer Parent”).

W I T N E S S E T H :

WHEREAS, Seller is the record and beneficial owner of 100,000 shares (the “HoldCo Shares”) of common stock, par value $2.50 per share (the “HoldCo Capital Stock”), of Santander BanCorp, a corporation incorporated under the laws of the Commonwealth of Puerto Rico (“HoldCo”), which HoldCo Shares represent all of the issued and outstanding shares of HoldCo Capital Stock;

WHEREAS, HoldCo is the record and beneficial owner of 43,484,870 shares (the “PR Bank Shares”) of common stock, par value $2.50 per share (the “PR Bank Capital Stock”), of Banco Santander Puerto Rico, a bank organized under the laws of the Commonwealth of Puerto Rico (“PR Bank”), which PR Bank Shares represent all of the issued and outstanding shares of PR Bank Capital Stock;

WHEREAS, HoldCo is the record and beneficial owner of 100% of the limited liability company interests (the “PR Asset Management Capital Stock”) of Santander Asset Management, LLC, a limited liability company organized under the laws of the Commonwealth of Puerto Rico (“PR Asset Management”), which PR Asset Management Capital Stock represent all of the issued and outstanding equity interests of PR Asset Management;

WHEREAS, PR Bank is the record and beneficial owner of 190,000 shares (the “PR Insurance Shares”) of common stock, par value $1.00 per share (the “PR Insurance Capital Stock”), of Santander Insurance Agency, Inc., a corporation incorporated under the laws of the Commonwealth of Puerto Rico (“PR Insurance” and, together with HoldCo and PR Bank , each a “Company” and, collectively, the “Companies”), which PR Insurance Shares represent all of the issued and outstanding shares of PR Insurance Capital Stock; and

WHEREAS, Seller desires to sell to Buyer, and Buyer desires to purchase from Seller, the HoldCo Shares on the terms and subject to the conditions set forth herein, and, immediately following the purchase and sale of the HoldCo Shares contemplated by this Agreement, Buyer intends to (i) merge HoldCo with and into Buyer (the “HoldCo Merger”), with Buyer surviving the HoldCo Merger; and (ii) immediately following the effectiveness of the HoldCo Merger, merge PR Bank with and into Buyer (the “Bank Merger”), with Buyer surviving the Bank Merger.

NOW THEREFORE, in consideration of the mutual covenants, conditions and agreements set forth herein and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:

ARTICLE I

DEFINITIONS

Section 1.01    Definitions. (a) As used herein, the following terms have the following meanings:

“Affiliate” means, with respect to any Person, any other Person directly or indirectly controlling, controlled by or under common control with such Person. For the avoidance of doubt, unless otherwise specified herein, each of the Companies shall be deemed an “Affiliate” of Seller (and not Buyer) prior to the Closing, and shall be deemed an “Affiliate” of Buyer (and not Seller) from and after the Closing. For purposes of this definition, “control” when used with respect to any Person means the power to direct the management and policies of such Person, directly or indirectly, whether through the ownership of voting securities, by contract or otherwise, and the terms “controlling” and “controlled” have correlative meanings.

“Ancillary Agreements” means, collectively, the Transition Services Agreement and the Transition Loan Servicing Agreement.

“Applicable Law” means, with respect to any Person, any transnational, domestic or foreign federal, commonwealth, state or local law (statutory, common or otherwise), constitution, treaty, convention, ordinance, code, rule, regulation, order, injunction, judgment, decree, ruling or other similar requirement enacted, adopted, promulgated, interpreted or applied by a Governmental Authority that is binding upon or applicable to such Person, as amended unless expressly specified otherwise.

“Average Adjusted Assets” means the number that would represent the denominator of the “Leverage ratio” as such term is defined at 12 C.F.R. § 217.10(b), with respect to HoldCo and its Subsidiaries, on a consolidated basis, determined in accordance with GAAP and the instructions for the Federal Reserve Consolidated Financial Statements for Bank Holding Companies (FR Y-9C) applied in a manner consistent with the accounting principles, methods, policies, practices and classifications utilized in the preparation of the Reference Balance Sheet, (i) averaging total consolidated assets across the three-month period immediately preceding the Measurement Time; (ii) giving effect to the Seller Non-Performing Assets Transfers and the Reorganization at all times throughout the averaging period, and (iii) excluding for all purposes (x) Transaction Expenses and (y) any portion of the Governmental Deposit Amount as of the Measurement Time in excess of the amount set forth on Section 1.01(a) of the Seller Disclosure Schedule.

“Base TCE” means, as of the Measurement Time, (a) Tangible Common Equity less (b) Excess TCE.

“BHC Act” means the Bank Holding Company Act of 1956, as amended, and the rules and regulations promulgated thereunder.

“Books and Records” means (i) all books and records, documents, data and information (in each case, in whatever form maintained) in the possession or control of the Companies, including all permits held by the Companies, all corporate records of the Companies, statutory filings as required under Applicable Law, administrative records, financial records, Tax records, compliance records, complaint logs and litigation files and personnel records (including all background check records and reports) and (ii) all books, records, documents, data and information (in each case, in whatever form maintained) in the possession or control of Seller or its Affiliates (other than the Companies) to the extent they include information not in the possession or control of the Companies (other than information primarily related to the Non-Performing Assets that have been sold or otherwise transferred pursuant to the Seller Non-Performing Assets Transfers or PR Asset Management) and relate to the assets, liabilities, properties, business, conduct, personnel and operations of the Companies or their respective business other than, in the case of each of the foregoing clauses (i) and (ii), the Excluded Books and Records.

“Business Day” means a day, other than any Saturday, Sunday or other day on which commercial banks in Madrid, Spain; New York, New York; or San Juan, Puerto Rico are authorized or required by Applicable Law to close.

“Buyer Disclosure Schedule” means the disclosure schedules delivered by Buyer to Seller concurrently with the execution of this Agreement.

“Buyer Material Adverse Effect” means a material adverse effect on the ability of Buyer to consummate the transactions contemplated by this Agreement.

“CECL” means Current Expected Credit Losses, a new credit loss accounting standard that was issued by the Financial Accounting Standards Boards on June 16, 2016, pursuant to Accounting Standards Update (ASU) No. 2016, Topic 326.

“Closing Date” means the date of the Closing.

“Closing Loan Reserve Adjustment” means an amount equal to the product of: (i) (x) the “Allowance for Loan Losses” reflected on the Closing Balance Sheet; minus (y) the Loan Loss Reserve Amount; multiplied by (ii) 0.625. For the avoidance of doubt, the “Closing Loan Reserve Adjustment” may be a positive or negative number.

“Code” means the Internal Revenue Code of 1986, as amended.

“Company Shares” means the HoldCo Shares, the PR Bank Shares and the PR Insurance Shares.

“Condition Satisfaction Date” means the date on which the conditions set forth in Article VII have been satisfied or waived (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or waiver of such conditions).

“Confidentiality Agreement” means the mutual confidentiality agreement, dated as of November 8, 2018, by and between Seller and Buyer, as modified and supplemented by the Clean Team Confidentiality Agreement, dated as of June 6, 2019, by and between Seller and Buyer.

“Environmental Law” means any Applicable Law that has as its principal purpose the protection of the environment.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended.

“ERISA Affiliate” of any entity means any other entity which, together with such entity, would be treated as a single employer under Section 414(b), (c), (m) or (o) of the Code.

“Estimated Loan Reserve Adjustment” means an amount equal to the product of: (i) (x) the “Allowance for Loan Losses” reflected on the Estimated Closing Balance Sheet; minus (y) the Loan Loss Reserve Amount; multiplied by (ii) 0.625. For the avoidance of doubt, the “Estimated Loan Reserve Adjustment” may be a positive or negative number.

“Estimated Purchase Price” means an aggregate amount in cash equal to: (i) the Estimated Tangible Common Equity; plus (ii) the Estimated Purchase Price Premium; plus (iii) the Estimated Loan Reserve Adjustment; plus (iv) the Loan Mark Amount; less (v) the Estimated Transaction Expenses.

“Excess TCE” means, as of the Measurement Time, the quotient of: (a) (i) Tier 1 Capital less (ii) the product of (x) 0.08 multiplied by (y) Average Adjusted Assets; divided by (b) 0.92.

“Excluded Books and Records” means any books and records, documents, data and information (in each case, in whatever form maintained) that (i) (x) are in the possession or control of Seller or any of its Affiliates (other than the Companies), (y) do not primarily relate to the assets, liabilities, properties, business, conduct, personnel and/or operations of the Companies (for the avoidance of doubt, Non-Performing Assets that have been sold or otherwise transferred in the Seller Non-Performing Assets Transfers do not relate to the assets, liabilities, properties, business, conduct, personnel and/or operations of the Companies) and (z) cannot be separated from (or have redacted the) books and records, documents, data and/or information that does not relate to the assets, liabilities, properties, business, conduct, personnel and/or operations of the Companies following Seller’s and its Affiliates’ use of reasonable best efforts to separate and/or redact all books and records, documents, data and/or information that does not primarily relate to the assets, liabilities, properties, business, conduct, personnel and/or operations of the Companies; and (ii) (x) are in the possession or control of the Companies, (y) primarily relate to the Non-Performing Assets that have been sold or otherwise transferred in the Seller Non-Performing Assets Transfers and (z) cannot be separated from (or have redacted the) books and records, documents, data and/or information that does not relate to the Non-Performing Assets that have been sold or otherwise transferred in the Seller Non-Performing Assets Transfers following Seller’s, the Companies’, and their Affiliates’ use of reasonable best efforts to separate and/or redact all books and records, documents, data and/or information that does not primarily relate to the Non-Performing Assets that have been sold or otherwise transferred in the Seller Non-Performing Assets Transfers; provided that Seller and its Affiliates shall use reasonable best efforts to separate and/or redact all books and records, documents, data and/or information that relates to the Non-Performing Assets that have been sold or otherwise transferred in the Seller Non-Performing Assets Transfers; provided, further, that Seller and/or its Affiliates may, to the extent reasonably required to permit Seller and/or its Affiliates to comply with Applicable Law, retain (or, prior to the Closing, obtain from the Companies) copies of any Books and Records that primarily relate to the Non-Performing Assets that are the subject of the Seller Non-Performing Assets Transfers, subject to the provisions of Section 5.06.

“Excluded Employees” means the two individuals identified in Section 1.01(e) of the Seller Disclosure Schedule.

“Extension of Credit” means a loan (whether residential, commercial or personal), a revolving credit facility, letter of credit or other extension of credit, in each case, (i) made or entered into by any Company or (ii) purchased by a Company.

“FDIA” means the Federal Deposit Insurance Act.

“FDIC” means the Federal Deposit Insurance Corporation.

“Federal Reserve” means the Board of Governors of the Federal Reserve System and the Federal Reserve Banks.

“Final Closing Statement” means the Closing Statement in the form in which it becomes final and binding in accordance with Section 2.07, including pursuant to any mutual revision in accordance with Section 2.07(b) or Section 2.07(c).

“Final Determination Date” means (i) in the case of the failure of Seller to deliver a timely Notice of Disagreement in accordance with Section 2.07(a), the thirtieth (30th) day following Buyer’s receipt of the Closing Statement, or (ii) in the case of Seller’s delivery of a timely Notice of Disagreement in accordance with Section 2.07(a), the earlier of (A) the date on which Buyer and Seller reach an agreement on the Closing Statement in accordance with Section 2.07(b) and (B) the date of delivery of the Audit Firm’s determination of all disputed items with respect to the Closing Statement in accordance with Section 2.07(c).

“Final Purchase Price” means the Purchase Price, as reflected on the Final Closing Statement.

“GAAP” means generally accepted accounting principles in the United States.

“Governmental Authority” means any transnational, domestic or foreign federal, commonwealth, state or local governmental, legislative, judicial, regulatory or administrative authority (including any self-regulatory authority), instrumentality, body or commission, department, court, agency, tribunal, judicial body or official, including any political subdivision thereof, in each case with competent jurisdiction, or any arbitrator or arbitration panel.

“Governmental Deposit Amount” means, as of an applicable date of determination, all deposits maintained by PR Bank that are owned or controlled by any Governmental Authority.

“Governmental Order” means any binding and enforceable order, writ, judgment, injunction, decree, stipulation, determination or award entered by or with any Governmental Authority that, in the case of any Company, is or will be applicable to any Company after the Closing.

“Intellectual Property Rights” means rights in or to any and all (i) Trademarks, (ii) copyrights, including original works of authorship (including rights in software as a work of authorship) and registrations or applications for registrations of copyrights and any renewals or extensions thereof; (iii) patents and patent applications, including divisionals, continuations, continuations-in-part and renewals, extensions and reissues thereof; (iv) trade secrets, inventions (whether patentable or not), know-how and confidential information; (v) domain names; (vi) rights in data and databases; and (vii) any other similar or equivalent intellectual property rights, throughout the world.

“knowledge of Buyer” or any other similar knowledge qualification in this Agreement means the actual knowledge of any Person set forth on Section 1.01(a) of the Buyer Disclosure Schedule.

“knowledge of Seller” or any other similar knowledge qualification in this Agreement means the actual knowledge of any Person set forth on Section 1.01(b) of the Seller Disclosure Schedule.

“Lien” means any mortgage, deed of trust, charge, pledge, hypothecation, security interest, easement, encumbrance, claim, lien, title defect, title retention agreement, assessment, lease, sublease, license, occupancy agreement, right-of-way, covenant, condition, option, right of first offer, negotiation or refusal, proxy, judgment, preferential arrangement, equitable interest, charge of any kind or nature whatsoever or other legal or contractual restrictions or limitations of any nature whatsoever, including any restriction or covenant with respect to, or condition governing, the use, voting, transfer (except restriction on share transfers under federal or state securities or insurance Applicable Laws), alienation, receipt of income or exercise of any attributes of ownership, voting trust or arrangements restricting title or other restriction of a similar kind.

“Litigation” means any claim, action, cause of action, suit, litigation, controversy, arbitration, investigation, formal inquiry, hearing, charge, complaint, demand or notice of legal, administrative or other proceeding by or before any Governmental Authority or similar Person or body.

“Loan Loss Reserve Amount” means, as of the Measurement Time, the sum of: (a) the product of (i) the aggregate unpaid outstanding principal balance of all Extensions of Credit originated on or before the Reference Balance Sheet Date multiplied by (ii) 2.8%; plus (b) the product of (i) the aggregate unpaid outstanding principal balance of all Extensions of Credit originated from July 1, 2019 through the Closing Date multiplied by (ii) 0.8%. For the avoidance of doubt, (I) the calculation of “Loan Loss Reserve Amount” shall not include any loan loss reserves or other amounts attributable to the Non-Performing Assets that have been sold or otherwise transferred pursuant to the Seller Non-Performing Assets Transfers, and (II) any Extension of Credit that is a commercial line of credit or credit card shall be deemed to have been originated on or before the Reference Balance Sheet Date if the commitment for such Extension of Credit or credit card relationship existed as of the Reference Balance Sheet Date even if such Extension of Credit has been renewed or drawn at any time following the Reference Balance Sheet Date. In the event that any partial charge-off is taken with respect to any Extension of Credit originated on or before the Reference Balance Sheet Date, the Loan Loss

Reserve Amount applicable to such Extension of Credit shall be the lower of (1) of 2.8% of the outstanding unpaid principal balance of such Extension of Credit as of the Closing Date and (2) (x) 2.8% of the outstanding unpaid principal balance of such Extension of Credit as of the Reference Balance Sheet Date, less (y) 2.8% of any principal payments made after the Reference Balance Sheet Date through the Closing Date, less (z) any partial charge-off taken; provided that no such Loan Loss Reserve Amount may be less than zero ($0). In the event that any partial charge-off is taken with respect to any Extension of Credit originated from July 1, 2019 through the Closing Date (any such Extension of Credit, a “Specified Charge-Off Loan”), the Loan Loss Reserve Amount applicable to such Extension of Credit shall be (A) 0.8% of the outstanding unpaid principal balance of such Extension of Credit as of the Closing Date, less (B) any partial charge-off taken; provided that no such Loan Loss Reserve Amount may be less than zero ($0).

“Loan Mark Amount” means, as of the Measurement Time, the product of: (i) the aggregate amount, if any, of Buyer’s applicable “Loan Mark” set forth on Section 1.01(c) of the Seller Disclosure Schedule with respect to any Extensions of Credit set forth thereon that are sold or otherwise transferred in the Non-Performing Asset Transfer multiplied by (ii) 0.625.

“Losses” means any and all losses, claims, damages, liabilities, obligations, interest, awards, judgments, fines, charges, penalties, Taxes, settlement payments and costs and expenses (including reasonable expenses of investigation, enforcement and collection and reasonable attorneys’, accountants’ and other professionals’ fees, disbursements and expenses) of any kind; provided, however, that “Losses” do not include, except to the extent paid or payable to any unaffiliated third party, (i) punitive, exemplary, or special damages, (ii) except to the extent reasonably foreseeable, consequential damages (including lost profits), or (iii) damages based upon any type of multiple of profits or revenue.

“Material Adverse Effect” means (i) with respect to the Companies, any effect, change, development or set of facts that, individually or in the aggregate with other effects, changes, developments or sets of facts, has a material adverse effect on the financial condition, business, assets, liabilities or results of operations of the Companies, taken as a whole; provided, however, that Material Adverse Effect shall not be deemed to include the impact of (A) general changes in business or economic conditions or trends, or credit or financial markets, including any general downgrades in the credit markets, whether local, national or international; (B) changes in the financial services industry in general; (C) changes in GAAP or regulatory accounting requirements or authoritative interpretations thereof; (D) changes in Applicable Law; (E) the announcement (including the identity of the Buyer Parent and Buyer), pendency or consummation of the transactions contemplated by this Agreement or the Ancillary Agreements; (F) failure, in and of itself, to meet earnings projections or internal financial forecasts but not including the underlying causes, changes, circumstances, effects or conditions that cause or result in such failure; (G) changes in local, national or international political or social conditions, including the engagement by the United States in hostilities, whether or not pursuant to the declaration of a national emergency or war, or the escalation of such an engagement, or the occurrence of any military or terrorist attack upon or within the United States, or any of its territories, possessions or diplomatic or consular offices or upon any military installation, equipment or personnel of the United States; (H) actions or omissions of Seller or its Affiliates (including the Companies) that are expressly required by this Agreement or actions, or effects of actions, taken by Seller or any of its Affiliates (including the Companies) that are taken at the written direction of or with the written consent of Buyer; or (I) natural disasters, epidemics or “acts of God”; except, with respect to clauses (A), (B), (C), (D), (G) and (I), to the extent that such effect, change, development or set of facts is disproportionately adverse to the Companies, taken as a whole, relative to other similar financial institutions in Puerto Rico; and (ii) with respect to Seller, means a material adverse effect on the ability of Seller to consummate the transactions contemplated by this Agreement.

“Measurement Time” means 11:59 p.m. (Atlantic Time Zone) on the last calendar day of the month in which the Condition Satisfaction Date occurs.

“Mortgage” means a mortgage, deed of trust, security deed or other security instrument on real property securing a Mortgage Note.

“Mortgage Note” means a written promise to pay or repay a sum of money and interest at a fixed or variable interest rate during a specified term evidencing a Mortgage Loan.

“Mortgaged Property” means the parcel or parcels of property securing a Mortgage Note and which is the subject of the related Mortgage.

“Non-Performing Assets” means, with respect to any Person, any loan or other asset of such Person with respect to which any of the following apply: (i) it is maintained on a cash basis because of deterioration in the financial condition of the borrower thereunder; (ii) payment in full of principal and/or interest is not expected; (iii) principal and/or interest has been in default for a period of ninety (90) days or more unless the asset is both well secured and in the process of collection; (iv) the borrower thereunder is in bankruptcy, insolvency, reorganization, receivership, conservatorship, arrangement, moratorium or other Applicable Laws affecting or relating to the rights of creditors generally; or (v) OREO. For the purposes of the definition of “Non-Performing Assets,” “well secured” means secured (1) by collateral in the form of liens on or pledges of real or personal property, including securities, that have a realizable value sufficient to discharge the debt (including accrued interest) in full, or (2) by the guarantee of a financially responsible party. “In the process of collection” means collection of any loan or other asset is proceeding in due course either (x) through legal action, including judgment enforcement procedures, or, (y) in appropriate circumstances, through collection efforts not involving legal action which are reasonably expected to result in repayment of the debt or in its restoration to a current status in the near future. For the avoidance of doubt, the determination of whether a loan or other asset is a “Non-Performing Asset” for purposes of this Agreement shall be made in accordance with the FDIC’s Risk Management Manual of Examination Policies and call report instructions, and the Federal Reserve’s Bank Holding Company Supervision Manual.

“Non-Tax Claim” means (i) any breach or inaccuracy of any representation and warranty made by Seller set forth in this Agreement or the certificate delivered at Closing in respect thereof, other than the representations and warranties set forth in Section 3.07, Section 3.18 or Section 3.28, and (ii) any breach, failure, non-fulfillment or default by Seller (or Buyer, as applicable) in the performance of or compliance with any of the covenants or agreements made or to be performed by Seller (or Buyer, as applicable) set forth in this Agreement, other than the covenants and agreements set forth in Section 5.01(a)(xx) and Article VI.

“NYSE” means the New York Stock Exchange.

“OCFI” means the Office of the Commissioner of Financial Institutions of Puerto Rico.

“OREO” means real property taken in full or partial settlement of troubled loans and accounted for as “Other Real Estate Owned” in accordance with GAAP.

“Owned Intellectual Property” means any Intellectual Property Rights owned or purported to be owned by any Company.

“Permit” means a qualification, registration, filing, license, order, permit, variance, consent, approval, authorization, exemption or waiver issued or granted by a Governmental Authority.

“Permitted Liens” means the following Liens: (i) Liens for Taxes, assessments or other governmental charges or levies that are not yet due or payable or that are being contested in good faith by appropriate proceedings and for which adequate reserves are being maintained; (ii) statutory Liens of landlords and Liens of carriers, warehousemen, mechanics, materialmen, repairmen and other Liens imposed by Applicable Law for amounts not yet due; (iii) Liens incurred or deposits made to a Governmental Authority in connection with a Permit; (iv) Liens incurred or deposits made in the ordinary course of business in connection with workers’ compensation, unemployment insurance or other types of social security; (v) defects of title, easements, rights of way, covenants, restrictions and other similar charges or encumbrances not materially interfering with the ordinary conduct of the business of the Companies; (vi) zoning, building and other generally applicable land use restrictions; (vii) Liens that have been placed by a third party on the fee title of the real property constituting the Leased Real Property; and (viii) ordinary course non-exclusive licenses granted to third parties with respect to Intellectual Property Rights.

“Person” means an individual, corporation, partnership, limited liability company, association, trust or other entity or organization, including a Governmental Authority.

“Personal Information” means all information, in any form, that, alone or in combination with other information, regards or is capable of being associated with an individual person or device, including such information (i) that identifies, could be used to identify or is otherwise identifiable with an individual, including name, physical address, telephone number, email address, financial account number, government-issued identifier (including Social Security number, driver’s license number and passport number), credit card or other financial information, medical, health or insurance information, gender, date of birth, educational or employment information, religious or political views or affiliations, marital or other status, photograph, face geometry, or biometric information, and any other data used or intended to be used to identify, contact or precisely locate an individual; or (ii) that is defined as “personal information” or “personally identifiable information” under any applicable Privacy Laws.

“Post-Closing Tax Period” means any taxable period beginning after the Closing Date, and, in the case of any Straddle Period, the portion of such period beginning after the Closing Date.

“Pre-Closing Tax Period” means any taxable period ending on or prior to the Closing Date, and, in the case of any Straddle Period the portion of such period ending on the Closing Date.

“Privacy Laws” means all laws and binding industry guidelines (including the then-applicable version of the Payment Card Industry Data Security Standard with respect to any payment card data) regarding the collection, use, storage, disclosure or other processing of Personal Information, including: (i) Title V of the Gramm-Leach-Bliley Act of 1999 and regulations promulgated thereunder, (ii) the provisions of the information security program adopted by PR Bank pursuant to 12 C.F.R. Part 364 and (iii) to the extent applicable, European Union General Data Protection Regulation (OJ L 119, 4.5.2016, p. 1).

“Puerto Rico Code” means Act. No. 1-2011, also known as the Internal Revenue Code for a New Puerto Rico, as amended, and the regulations promulgated thereunder or under a predecessor to the Puerto Rico Code that pursuant to Section 6091.01 of the Puerto Rico Code continue in full force and effect.

“Purchase Price Premium” means, as of the Measurement Time, the product of (i) Base TCE multiplied by (ii) 0.175.

“Reference Balance Sheet” means the unaudited consolidated balance sheet of the Companies as of June 30, 2019 as set forth on Section 1.01(d) of the Seller Disclosure Schedule.

“Reference Balance Sheet Date” means June 30, 2019.

“Registered Intellectual Property” means any and all registrations and applications for Intellectual Property Rights, including: (i) Trademark registrations and applications to register Trademarks; (ii) copyright registrations and applications for copyright registration; (iii) patents and patent applications; (iv) domain names, including contracts and agreements with registrars and other relevant organizations and services; and (v) any other Intellectual Property Rights that are subject to any filing, application, agreement, or recording with any state, provincial, federal, government or other public or quasi-public legal authority.

“Representative” means, with respect to any Person, the directors, officers, principals, partners, managers, members, employees, advisors, agents, stockholders, consultants, independent accountants, investment bankers, counsel or other representatives of such Person and of such Person’s Affiliates.

“SEC” means the U.S. Securities and Exchange Commission.

“Securities Act” means the Securities Act of 1933, as amended.

“Seller Disclosure Schedule” means the disclosure schedules delivered by Seller to Buyer concurrently with the execution of this Agreement.

“Straddle Period” means a taxable period beginning on or before, and ending after, the Closing Date.

“Subsidiary” means, with respect to any Person, any corporation, limited liability company, partnership, association, or other business entity of which (i) if a corporation, a majority of the total voting power of shares of stock entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers, or trustees thereof is at the time owned or controlled, directly or indirectly, by such Person or one or more of the other Subsidiaries of such Person or a combination thereof; or (ii) if a limited liability company, partnership, association, or other business entity (other than a corporation), a majority of the partnership or other similar ownership interests thereof is at the time owned or controlled, directly or indirectly, by such Person or one or more Subsidiaries of such Person or a combination thereof and for this purpose, a Person or Persons own a majority ownership interest in such a business entity (other than a corporation) if such Person or Persons shall be allocated a majority of such business entity’s gains or losses or shall be a, or control any, general partner of such business entity (other than a corporation). The term “Subsidiary” shall include all Subsidiaries of such Subsidiary and shall refer to any Subsidiaries that exist now or may be created in the future.

“Tangible Common Equity” means, as of the Measurement Time, an amount equal to: (i) the common shareholders’ equity of HoldCo and its Subsidiaries; less (ii) the amount of goodwill and other intangible assets of HoldCo and its Subsidiaries, in each case, on a consolidated basis, determined in accordance with GAAP applied in a manner consistent with the accounting principles, methods, policies, practices and classifications utilized in the preparation of the Reference Balance Sheet; provided that such determination shall include any modifications resulting from the implementation, effectiveness and interpretation of, and otherwise reflect and incorporate, in all respects, CECL, and such determination shall (x) give effect to the Seller Non-Performing Assets Transfers and the Reorganization, and (y) exclude for all purposes any Transaction Expenses.

“Tax” means any taxes, charges, fees, duties, levies, tariffs, imposts, tolls, customs or other assessments, including all net income, gross income, gross receipts, sales, use, ad valorem, transfer, franchise, profits, branch profits, license, service, service use, value added, withholding, payroll, employment, excise, estimated, severance, stamp, occupation, premium, property, windfall profits, wealth, net wealth, net worth, or other similar taxes, fees, assessments, customs, duties, levies, tariffs, imposts, tolls, or charges imposed by any Governmental Authority, together with any interests, penalties or additions to tax imposed thereon.

“Tax Asset” means any Tax Item that could reduce a Tax, including a net operating loss, net capital loss, general business credit, foreign tax credit, charitable deduction or credit related to alternative minimum tax or other Tax credit.

“Tax Benefit” means (i) the amount of any decrease in cash Taxes paid by Buyer or any of its Affiliates (including the Companies), as determined on a “with and without” basis (i.e., assuming the relevant Tax Item is the last Tax Item utilized), and (ii) the amount of any Tax refund (or, at the election of the taxpayer, any credit in lieu of any Tax refund) received by Buyer or any of its Affiliates (including the Companies).

“Tax Contest” means any Tax Proceeding that, if pursued successfully, would reasonably be expected to serve as the basis for a claim for indemnification under Article VI.

“Tax Item” means any item of income, gain, loss, deduction, credit, recapture of credit or any other item that increases or decreases Taxes paid or payable, including an adjustment under Section 481 of the Code (or any similar provision of the Puerto Rico Code) resulting from a change in accounting method.

“Tax Proceeding” means any audit, examination, proceeding, investigation, action, suit, claim, deficiency, assessment or other dispute with respect to any Tax matter.

“Tax Return” means any Tax return, statement, report, election, declaration, disclosure, schedule, form or attachment thereto (including any estimated tax or information return or report) filed or required to be filed with any Taxing Authority, and any amendment thereof.

“Taxing Authority” means any Governmental Authority responsible for the imposition or collection of any Tax.

“Tier 1 Capital” means “Tier 1 capital” as such term is defined at 12 C.F.R. § 217.2, as of the Measurement Time, with respect to HoldCo and its Subsidiaries, on a consolidated basis, determined in accordance with GAAP and the instructions for the Federal Reserve Consolidated Financial Statements for Bank Holding Companies (FR Y-9C) applied in a manner consistent with the accounting principles, methods, policies, practices and classifications utilized in the preparation of the Reference Balance Sheet, and (i) giving effect to the Seller Non-Performing Assets Transfers and the Reorganization, and (ii) excluding for all purposes Transaction Expenses.

“Trademarks” means any and all trademarks, trade names, company names, business names, service marks, logos, slogans, trade dress, brand names and all other source or business identifiers and all registrations and applications for registration of the foregoing.

“Transaction Expenses” means (i), as of the Measurement Time, to the extent incurred in connection with the exploration, preparation, negotiation, execution, delivery of this Agreement or any Ancillary Agreement or the consummation of transactions contemplated by this Agreement or any Ancillary Agreement, the out-of-pocket fees and expenses incurred by or on behalf of and paid or to be paid directly by the Companies, or any Person that any of the Companies prior to the Closing agrees to pay or reimburses, or is otherwise legally obligated to pay or reimburse, including (x) all fees and expenses of counsel, advisors, consultants, investment bankers, accountants, auditors and any other experts; and (y) all brokers’, finders’ or similar fees, and (ii) (x) any and all annual bonuses or severance payable (including the cash value of any non-cash severance payable) to Excluded Employees (except to the extent of any amounts for which Seller or its Affiliates (other than the Companies) retains and is solely liable for) and (y) any fees and expenses incurred by the Companies in the transfer and distribution of the Supplemental Executive Retirement Plan to the beneficiaries thereof, in each case, as a result of the execution of this Agreement or the consummation of the transactions contemplated hereby, including any employer portion of payroll Taxes related thereto. For the avoidance of doubt, any (A) amounts paid or to be paid directly by any Person other than the Companies or that any Person other than the Companies pays or reimburses or is otherwise legally obligated to pay or reimburse (including any such fees and expenses incurred by or on behalf of Seller) in connection with the transactions contemplated by this Agreement or any Ancillary Agreement;

and (B) Transaction Expenses that have already been properly reflected as a liability or reduction in cash on the Reference Balance Sheet, Estimated Closing Balance Sheet, or Closing Balance Sheet, as applicable, shall not constitute “Transaction Expenses”.

“Transfer Taxes” means any transfer, documentary, sales, use, registration or real property transfer tax, stamp tax, excise tax, stock transfer tax, or other similar Taxes (excluding any withholding taxes), and any penalties or interest with respect thereto, in each case that are imposed on the transfer of the HoldCo Shares pursuant to this Agreement. For the avoidance of doubt, Transfer Taxes shall include any Tax imposed by a municipality on the gross receipts of, or on the gross volume of business derived by, a Person engaged for profit in any business or industry in a municipality in Puerto Rico, which is levied pursuant to Act No. 113 of July 10, 1974 known as the Municipal License Tax Act of 1974, as amended.

(b)    Each of the following terms is defined in the Section set forth opposite such term:

Term	Section
2019 Bonus	Section 5.17(f)
2019 Bonus Accrual	Section 5.17(f)
2019 Bonus Pool	Section 5.17(f)
2020 Bonus Accrual	Section 5.17(f)
2020 Bonus Pool	Section 5.17(f)
Affiliate	Section 1.01(a)
After-Acquired Business	Section 5.09(b)(vi)
Aggregate After-Acquired Revenues	Section 5.09(b)(vi)
Agreement	Preamble
Ancillary Agreements	Section 1.01(a)
Applicable Law	Section 1.01(a)
Audit Firm	Section 2.07(c)
Authorized Retained Information	Section 5.06(e)
Average Adjusted Assets	Section 1.01(a)
Bank Merger	Recitals
Bank Plan	Section 3.28(i)
Bank Plan of Merger	2.11(b)
Base TCE	Section 1.01(a)
Basket	Section 9.02(b)
BHC Act	Section 1.01(a)
BHC Plan	Section 3.28(i)
Books and Records	Section 1.01(a)
Business Day	Section 1.01(a)
Buyer	Preamble
Buyer Disclosure Schedule	Section 1.01(a)
Buyer Fundamental Representations	Section 7.03(b)
Buyer Indemnified Parties	Section 9.02(a)
Buyer Material Adverse Effect	Section 1.01(a)
Buyer Parent	Preamble

CECL	Section 1.01(a)
Closing	Section 2.02
Closing Balance Sheet	Section 2.06(a)(i)
Closing Date	Section 1.01(a)
Closing Loan Mark Amount	Section 2.06(a)(iv)
Closing Loan Reserve Adjustment	Section 1.01(a)
Closing Purchase Price Premium	Section 2.06(a)(iii)
Closing Statement	Section 2.06(a)
Closing Tangible Common Equity	Section 2.06(a)(ii)
Closing Transaction Expenses	Section 2.06(a)(vi)
Code	Section 1.01(a)
Companies	Recitals
Company	Recitals
Company DC Plan	Section 3.28(d)
Company Employee	Section 5.01(a)(xix)
Company Indemnified Party	Section 5.18(a)
Company Plan	Section 3.28(a)
Company Releasee	Section 5.19(a)
Company Securities	Section 3.05(b)
Company Shares	Section 1.01(a)
Competing After-Acquired Revenues	Section 5.09(b)(vi)
Competing Business	Section 5.09(c)(i)
Condition Satisfaction Date	Section 1.01(a)
Confidentiality Agreement	Section 1.01(a)
Continuation Period	Section 5.17(b)
Continuing Employee	Section 5.17(a)
CRA	Section 3.17(a)
Derivative Transactions	Section 3.31
Effective Date	Preamble
Employee Plan	Section 3.28(a)
Employees	Section 3.27(a)
Enforceability Exceptions	Section 3.02
Environmental Law	Section 1.01(a)
ERISA	Section 1.01(a)
ERISA Affiliate	Section 1.01(a)
Estimated Closing Balance Sheet	Section 2.05(a)(i)
Estimated Closing Statement	Section 2.05(a)
Estimated Loan Mark Amount	Section 2.05(a)(iv)
Estimated Loan Reserve Adjustment	Section 1.01(a)
Estimated Purchase Price	Section 1.01(a)
Estimated Purchase Price Premium	Section 2.05(a)(iii)
Estimated Tangible Common Equity	Section 2.05(a)(ii)
Estimated Transaction Expenses	Section 2.05(a)(vi)
Excess TCE	Section 1.01(a)
Excluded Books and Records	Section 1.01(a)
Extension of Credit	Section 1.01(a)

FDIA	Section 1.01(a)
FDIC	Section 1.01(a)
Federal Reserve	Section 1.01(a)
Final Closing Statement	Section 1.01(a)
Final Determination Date	Section 1.01(a)
Final Purchase Price	Section 1.01(a)
Financial Statements	Section 3.07(c)
GAAP	Section 1.01(a)
Government Deposit Amount	Section 1.01(a)
Governmental Approval	Section 3.03
Governmental Authority	Section 1.01(a)
Governmental Order	Section 1.01(a)
Guaranteed Obligations	Section 10.14(a)
HoldCo	Recitals
HoldCo Capital Stock	Recitals
HoldCo Financial Statements	Section 3.07(a)
HoldCo Interim Financial Statements	Section 3.07(a)
HoldCo Merger	Recitals
HoldCo Plan of Merger	2.11(b)
HoldCo Shares	Recitals
Indemnified Party	Section 9.04(a)
Indemnifying Party	Section 9.04(a)
Intellectual Property Rights	Section 1.01(a)
International Private Banking	Section 5.09(c)(iii)
IT Systems and Data	Section 3.21(b)
knowledge of Buyer	Section 1.01(a)
knowledge of Seller	Section 1.01(a)
Leased Real Property	Section 3.19(b)
Lien	Section 1.01(a)
Litigation	Section 1.01(a)
Loan Basket	Section 9.02(c)
Loan Loss Reserve Amount	Section 1.01(a)
Loan Mark Amount	Section 1.01(a)
Losses	Section 1.01(a)
Material Adverse Effect	Section 1.01(a)
Material Contracts	Section 3.11(a)
Materials	Section 5.16(a)
Measurement Time	Section 1.01(a)
Mortgage	Section 1.01(a)
Mortgage Loans	Section 3.32(a)
Mortgage Note	Section 1.01(a)
Mortgaged Property	Section 1.01(a)
Non-Performing Assets	Section 1.01(a)
Non-Tax Claim	Section 1.01(a)
Notice of Disagreement	Section 2.07(a)
NYSE	Section 1.01(a)

OCFI	Section 1.01(a)
OFAC	Section 3.17(b)
OREO	Section 1.01(a)
Outside Date	Section 8.01(b)
Outstanding Transaction Expenses	Section 2.09
Owned Intellectual Property	Section 1.01(a)
Owned Real Property	Section 3.19(a)
PBGC	Section 3.28(f)
Permit	Section 1.01(a)
Permitted Liens	Section 1.01(a)
Person	Section 1.01(a)
Personal Information	Section 1.01(a)
Post-Closing Tax Period	Section 1.01(a)
PR Asset Management	Recitals
PR Asset Management Capital Stock	Recitals
PR Bank	Recitals
PR Bank Capital Stock	Recitals
PR Bank Financial Statements	Section 3.07(b)
PR Bank Interim Financial Statements	Section 3.07(b)
PR Bank Series A Preferred Stock	Section 3.05(a)
PR Bank Series B Preferred Stock	Section 3.05(a)
PR Bank Shares	Recitals
PR Insurance	Recitals
PR Insurance Capital Stock	Recitals
PR Insurance Financial Statements	Section 3.07(c)
PR Insurance Interim Financial Statements	Section 3.07(c)
PR Insurance Shares	Recitals
Pre-Closing Tax Period	Section 1.01(a)
Privacy Laws	Section 1.01(a)
Prorated 2020 Bonus	Section 5.17(f)
Puerto Rico Code	Section 1.01(a)
Purchase Price	Section 2.01(b)
Purchase Price Premium	Section 1.01(a)
Real Property Lease	Section 3.19(b)
Reference Balance Sheet	Section 1.01(a)
Reference Balance Sheet Date	Section 1.01(a)
Registered Intellectual Property	Section 1.01(a)
Regulatory Disclosure	Section 5.06(d)
Related Party Agreements	Section 3.10(a)
Related Party Balance	Section 3.10(a)
Remedial Actions	Section 5.03(c)
Reorganization	Section 5.20
Representative	Section 1.01(a)
Required Disclosure	Section 5.06(c)
Requisite Governmental Approvals	Section 5.03(b)
Restricted Service Providers	Section 5.08

SEC	Section 1.01(a)
Section 338(g) Elections	Section 6.09(a)
Section 338(g) Subsidiary	Section 6.09(a)
Securities Act	Section 1.01(a)
Security Breach	Section 3.21(a)
Seller	Preamble
Seller Disclosure Schedule	Section 1.01(a)
Seller Fundamental Representations	Section 7.02(b)
Seller Indemnified Parties	Section 9.03(a)
Seller Marks	Section 5.16(a)
Seller Non-Performing Assets Transfers	Section 5.15
Seller Releasor	Section 5.19(a)
Service Provider	Section 5.01(a)(xix)
Straddle Period	Section 1.01(a)
Subsequent Loss	Section 6.06
Subsidiary	Section 1.01(a)
Surviving Related Party Agreements	Section 5.10
Tangible Common Equity	Section 1.01(a)
Tax	Section 1.01(a)
Tax Asset	Section 1.01(a)
Tax Benefit	Section 1.01(a)
Tax Contest	Section 1.01(a)
Tax Item	Section 1.01(a)
Tax Proceeding	Section 1.01(a)
Tax Return	Section 1.01(a)
Taxing Authority	Section 1.01(a)
Third Party Approval	Section 3.03
Third Party Claim	Section 9.04(a)
Tier 1 Capital	Section 1.01(a)
TLSA Term Sheet	Section 5.23(b)
Trademarks	Section 1.01(a)
Transaction Expenses	Section 1.01(a)
Transfer Taxes	Section 1.01(a)
Transition Loan Servicing Agreement	Section 5.23(b)
Transition Plan	Section 5.24(a)
Transition Plan Committee	Section 5.24(d)
Transition Services Agreement	Section 5.23(a)
TSA Term Sheet	Section 5.23(a)

Section 1.02    Other Definitional and Interpretative Provisions. The words “hereof,” “herein” and “hereunder” and words of like import used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement unless otherwise indicated. The captions herein are included for convenience of reference only and shall be ignored in the construction or interpretation hereof. References to Articles, Sections, Exhibits and Schedules are to Articles, Sections, Exhibits and Schedules of this Agreement unless otherwise specified. Any capitalized terms used in any Exhibit or Schedule but not otherwise defined therein, shall have the meaning as defined in this Agreement. Any and all payments made pursuant to this Agreement or the Ancillary Agreements shall be made in United States Dollars, except as otherwise expressly provided herein or therein. It is understood and agreed that neither the specification of any dollar amount in any representation or warranty contained in this Agreement nor the inclusion of any specific item in the Seller Disclosure Schedule or the Buyer Disclosure Schedule is intended to imply that such amount or higher or lower amounts, or the item so included or other items, are or are not material, and neither party shall use the fact of the setting of such amount or the fact of the inclusion of any such item in the Seller Disclosure Schedule or the Buyer Disclosure Schedule in any dispute or controversy between the parties as to whether any obligation, item or matter (including any such obligation, item or matter not described in this Agreement or not included in the Seller Disclosure Schedule or the Buyer Disclosure Schedule) is or is not material for purposes of this Agreement. Any singular term in this Agreement shall be deemed to include the plural, and any plural term the singular. Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation,” whether or not they are in fact followed by those words or words of like import. “Writing,” “written” and comparable terms refer to printing, typing and other means of reproducing words (including electronic media) in a visible form. References to any statute shall be deemed to refer to such statute as amended from time to time and to any rules or regulations promulgated thereunder. References to any agreement or contract are to that agreement or contract as amended, modified or supplemented from time to time in accordance with the terms thereof prior to the Effective Date. References to any Person include the successors and permitted assigns of that Person. References from or through any date mean, unless otherwise specified, from and including or through and including, respectively. References to one gender include all genders. For the purposes of this Agreement, any document that is described as being “delivered,” “furnished” or “made available” shall be treated as such if a copy of such document has been put in the dataroom (prior to the Effective Date) prepared by the applicable party or otherwise provided to the other parties or any of its representatives in electronic or hard-copy format. Each representation, warranty, covenant, agreement and condition contained in this Agreement shall have independent significance. All references to “willful and material breach” refer to a deliberate act or a deliberate failure to act, taken with the knowledge that such act or failure to act constitutes or would reasonably be expected to constitute, in and of itself, a material breach of this Agreement, regardless of whether such breach was the object of the act or failure to act.

ARTICLE II

PURCHASE AND SALE

Section 2.01    Purchase and Sale.

(a)    Upon the terms and subject to the conditions set forth in this Agreement, at the Closing, Seller shall sell, convey, assign, transfer and deliver to Buyer, free and clear of all Liens, all rights, title and interest in the HoldCo Shares, and Buyer shall purchase and acquire from Seller the HoldCo Shares.

(b)    The aggregate purchase price for the HoldCo Shares (the “Purchase Price”) shall be an amount in cash equal to:

(i)    the Closing Tangible Common Equity; plus

(ii)    the Closing Purchase Price Premium; plus

(iii)    the Closing Loan Reserve Adjustment; plus

(iv)    the Closing Loan Mark Amount; less

(v)    the Closing Transaction Expenses.

Section 2.02    Closing. The closing (the “Closing”) of the purchase and sale of the HoldCo Shares shall take place at 8:00 a.m., New York City time, at the offices of Skadden, Arps, Slate, Meagher & Flom LLP, 4 Times Square, New York, New York 10036, on the first Business Day of the month following the month in which the Condition Satisfaction Date occurs, or at such other time or place as Buyer and Seller may mutually agree.

Section 2.03    Payment at Closing, Delivery of HoldCo Shares.

(a)    At the Closing, Buyer shall pay (to an account or accounts designated by Seller in writing at least two (2) Business Days prior to the Closing) by wire transfer of immediately available funds the Estimated Purchase Price, as set forth on the Estimated Closing Statement delivered pursuant to Section 2.05.

(b)    At the Closing, Seller shall deliver to Buyer one or more certificates for the HoldCo Shares duly endorsed, or accompanied by stock powers duly endorsed in blank, with any required transfer stamps affixed thereto.

Section 2.04    Closing Deliveries.

(a)    At the Closing, Buyer will deliver, or cause to be delivered, to Seller:

(i)    the Estimated Purchase Price as specified in Section 2.03(a);

(ii)    a duly executed cross-receipt for the HoldCo Shares delivered at the Closing in accordance with Section 2.03(b);

(iii)    a duly executed counterpart of each Ancillary Agreement to which Buyer or any of its Affiliates is a party to the extent not previously delivered;

(iv)    a certificate of an authorized officer of Buyer, dated as of the Closing Date, referred to in Section 7.03(c); and

(v)    such other certificates (including secretary, incumbency and good standing certificates), documents and instruments as may be reasonably necessary for Seller to consummate the transactions contemplated by this Agreement and the Ancillary Agreements.

(b)    At the Closing, Seller will deliver, or cause to be delivered, to Buyer:

(i)    the HoldCo Shares as specified in Section 2.03(b);

(ii)    a duly executed cross-receipt for the Estimated Purchase Price paid at the Closing in accordance with Section 2.03(a);

(iii)    a duly executed counterpart of each Ancillary Agreement to which Seller or any of its Affiliates is a party to the extent not previously delivered;

(iv)    a certificate of an authorized officer of Seller, dated as of the Closing Date, referred to in Section 7.02(f);

(v)    evidence that the Related Party Agreements to be terminated in accordance with Section 5.10 have been so terminated;

(vi)    to the extent not already in possession of the Companies, the Books and Records in accordance with Section 5.04(a);

(vii)    written resignations, if any, in accordance with Section 5.12;

(viii)    a non-foreign person affidavit meeting the requirements of Treasury Regulations Section 1.1445-2(b)(2); provided that (i) such delivery shall not be a condition to the obligation of Buyer to consummate the transactions contemplated by this Agreement and (ii) if Seller fails to deliver such certificate, Buyer’s sole recourse shall be to withhold from the consideration payable pursuant to this Agreement the amount required by Section 1445 of the Code; and

(ix)    such other certificates (including secretary, incumbency and good standing certificates), documents and instruments as may be reasonably necessary for Buyer to consummate the transactions contemplated by this Agreement and the Ancillary Agreements.

Section 2.05    Estimated Closing Statement.

(a)    No less than ten (10) Business Days prior to the date on which the Closing is expected to occur, Seller shall cause to be prepared and delivered to Buyer, at the sole expense of Seller, a written statement (the “Estimated Closing Statement”) that sets forth in reasonable detail Seller’s good faith estimate of:

(i)    a consolidated balance sheet of the Companies as of the Measurement Time (the “Estimated Closing Balance Sheet”);

(ii)    the Tangible Common Equity (the “Estimated Tangible Common Equity”);

(iii)    the Purchase Price Premium (the “Estimated Purchase Price Premium”);

(iv)    the Estimated Loan Reserve Adjustment;

(v)    the Loan Mark Amount (the “Estimated Loan Mark Amount”);

(vi)    the Transaction Expenses in accordance with Section 2.09 (the “Estimated Transaction Expenses”); and

(vii)    the Estimated Purchase Price, based on the calculations in the foregoing clauses (ii) through (vi).

(b)    The Estimated Closing Balance Sheet, Estimated Tangible Common Equity, Estimated Purchase Price Premium, Estimated Loan Reserve Adjustment, Estimated Loan Mark Amount, Estimated Transaction Expenses, and calculation of the Estimated Purchase Price shall, as applicable, be (i) prepared and determined in accordance with GAAP, (ii) compiled from the books and records of the Companies and (iii) (except as otherwise provided herein with respect to CECL) prepared in a manner consistent with the preparation of, and contain the same line items as, the Reference Balance Sheet.

Section 2.06    Closing Statement.

(a)    No later than ninety (90) days following the Closing Date, Buyer shall cause to be prepared and delivered to Seller, at the sole expense of Buyer, a written statement (the “Closing Statement”) that sets forth in reasonable detail Buyer’s good faith:

(i)    determination of a consolidated balance sheet of the Companies as of the Measurement Time (the “Closing Balance Sheet”);

(ii)    calculation of the Tangible Common Equity (the “Closing Tangible Common Equity”);

(iii)    calculation of the Purchase Price Premium (the “Closing Purchase Price Premium”);

(iv)    calculation of the Closing Loan Reserve Adjustment;

(v)    calculation of the Loan Mark Amount (the “Closing Loan Mark Amount”);

(vi)    calculation of the Transaction Expenses (the “Closing Transaction Expenses”); and

(vii)    calculation of the Purchase Price, based on the calculations in the foregoing clauses (ii) through (vi).

(b)    The Closing Balance Sheet, Closing Tangible Common Equity, Closing Purchase Price Premium, Closing Loan Reserve Adjustment, Closing Loan Mark Amount, Closing Transaction Expenses, and the calculation of the Purchase Price shall, as applicable, be (i) prepared and determined in accordance with GAAP, (ii) compiled from the books and records of the Companies and (iii) prepared in a manner consistent with the preparation of, and contain the same line items as, the Reference Balance Sheet. For the avoidance of doubt, the Closing Balance Sheet, Closing Tangible Common Equity, Closing Purchase Price Premium, Closing Reserve Adjustment, Closing Loan Mark Amount, Closing Transaction Expenses and calculation of the Purchase Price shall (x) not reflect or include any purchase accounting or other adjustment arising out of the consummation of the purchase and sale of the HoldCo Shares or the HoldCo Merger or Bank Merger, and (y) be based on facts and circumstances as they exist as at the Measurement Time and shall exclude the effect of any act, decision or event occurring after the Measurement Time.

Section 2.07    Dispute.

(a)    The Closing Statement, and the amounts set forth therein, shall be final and binding on the parties hereto (excluding any manifest error in the calculation of the Purchase Price, as calculated pursuant to Section 2.06(a)(vii) above) unless, within thirty (30) days after receipt by Seller of the Closing Statement, Seller shall deliver a written notice to Buyer of its disagreement with the preparation or calculation of or any line item in, as applicable, the Closing Balance Sheet, Closing Tangible Common Equity, Closing Purchase Price Premium, Closing Loan Reserve Adjustment, Closing Loan Mark Amount, Closing Transaction Expenses, and specifying the amount of the proposed adjustment for each item in dispute and the substance of any disagreement asserted in reasonable detail (the “Notice of Disagreement”). Seller shall be deemed to have agreed with Buyer’s preparation or calculation of or any line item in, as applicable, the Closing Balance Sheet, Closing Tangible Common Equity, Closing Purchase Price Premium, Closing Loan Reserve Adjustment, Closing Loan Mark Amount, and Closing Transaction Expenses, in each case, other than as specified in the Notice of Disagreement. Any Notice of Disagreement may reference only disagreements based on mathematical errors or based on amounts not being calculated in accordance with Section 2.06(b) and the defined terms referenced therein.

(b)    If the Notice of Disagreement is timely delivered by Seller as provided herein, Buyer, on the one hand, and Seller, on the other hand, will, during the fifteen (15) days following delivery of the Notice of Disagreement, use their reasonable best efforts to reach agreement on any disputed items or amounts set forth in the Notice of Disagreement or any reasonably related item. For the purposes of complying with this Section 2.07(b), after the Closing and until any disputes with respect the Closing Balance Sheet, Closing Tangible Common Equity, Closing Purchase Price Premium, Closing Loan Reserve Adjustment, Closing Loan Mark Amount and Closing Transaction Expenses are resolved in accordance with this Section 2.07(b), Buyer shall provide Seller and its Representatives upon prior written request and reasonable notice of Seller, reasonable access to the Companies’ work papers and any work papers of the Companies’ independent accountants, in each case, to the extent used in the preparation of the Closing Statement or the Reference Balance Sheet, and Buyer shall make reasonably available to Seller and its Representatives relevant personnel of the Companies responsible for the preparation of the Closing Statement, in each case, to the extent reasonably necessary for, and for the sole purpose of, assisting in Seller’s review of the Closing Statement; provided that the independent accountants of the Companies shall not be obligated to make any work papers available to Seller unless and until Seller has signed a customary agreement relating to access to work papers in form and substance reasonably acceptable to such independent accountants. If Seller and Buyer reach a written agreement with respect to all of the disputed items (including any dispute with respect to any error in the calculation of the Purchase Price), Seller and Buyer shall mutually revise the Closing Statement to effect such agreement and the resulting calculation of the Final Purchase Price in accordance therewith, and such revised Closing Statement shall be final and binding upon the parties.

(c)    If Buyer and Seller are unable to reach agreement on the disputed items or amounts on the Closing Statement during the period described above, they shall promptly thereafter designate a firm of independent accountants from the list set forth on Section 2.07(c) of the Seller Disclosure Schedule (the “Audit Firm”) to review the Closing Balance Sheet, Closing Tangible Common Equity, Closing Purchase Price Premium, Closing Loan Reserve Adjustment, Closing Loan Mark Amount and Closing Transaction Expenses the disputed items or amounts and the Reference Balance Sheet for purposes of determining the Closing Balance Sheet, Closing Tangible Common Equity, Closing Purchase Price Premium, Closing Loan Reserve Adjustment, Closing Loan Mark Amount and Closing Transaction Expenses. If Buyer and Seller do not agree on the selection of the Audit Firm within ten (10) Business Days following the end of the fifteen (15)-day period described above, Buyer and Seller shall, no later than five (5) Business Days following such ten (10) Business Day period, jointly request the American Arbitration Association (or successor thereof) to select a firm from the list set forth on Section 2.07(c) of the Seller Disclosure Schedule, having no business relationship with any party hereto (or their Affiliates) that would reasonably be expected to result in a conflict of interest under applicable professional responsibility rules that the parties, acting reasonably, do not waive, to serve as the Audit Firm. At the time of submission of the dispute to the Audit Firm, Buyer and Seller will each submit a written statement setting forth in such detail as they deem appropriate their respective positions with respect to only the remaining disputed items and amounts. Each party also shall have the opportunity to submit a written response to the other party’s written statement, not later than ten (10) days following the date of receipt of the other party’s initial written statement. There will be no ex parte communications between Buyer or Seller and the Audit Firm with respect to the disputed matters, other than written answers by the parties to written questions from the Audit Firm. All written communications to or from the Audit Firm and Buyer or Seller will be delivered simultaneously to the other party. In determining the Closing Balance Sheet, Closing Tangible Common Equity, Closing Purchase Price Premium, Closing Loan Reserve Adjustment, Closing Loan Mark Amount and Closing Transaction Expenses, the Audit Firm (i) shall be bound solely by the Reference Balance Sheet and (ii) shall consider only those items or amounts in the Closing Balance Sheet, Closing Tangible Common Equity, Closing Purchase Price Premium, Closing Loan Reserve Adjustment, Closing Loan Mark Amount and Closing Transaction Expenses as to which Seller and Buyer have disagreed and which remain in dispute at the end of the process described in Section 2.07(b). The determination of the Audit Firm with respect to each item remaining in dispute with respect to the Closing

Balance Sheet, Closing Tangible Common Equity, Closing Purchase Price Premium, Closing Loan Reserve Adjustment, Closing Loan Mark Amount and Closing Transaction Expenses shall be within the range represented by Seller’s and Buyer’s respective positions as set forth in their respective written communications and/or the Closing Balance Sheet, Closing Tangible Common Equity, Closing Purchase Price Premium, Closing Loan Reserve Adjustment, Closing Loan Mark Amount, Closing Transaction Expenses and the Notice of Disagreement, respectively. The parties shall use reasonable best efforts to cause the Audit Firm to deliver to Buyer and Seller, as promptly as practicable, and in any event within thirty (30) days, after referral of the disputed matters to the Audit Firm a written report setting forth its determination with respect to each of the disputed matters as provided in this Section 2.07(c). The determination of the Audit Firm shall be final, binding and conclusive, shall not be subject to appeal and shall be deemed to have been accepted by Buyer and Seller, subject only to manifest error. The fees and expenses of the Audit Firm shall be borne by Buyer, on the one hand, and by Seller, on the other hand, in inverse proportion as they may prevail on the matters resolved by the Audit Firm, which allocation shall be calculated on an aggregate basis based on the relative dollar values of the amounts in dispute and shall be determined by the Audit Firm at the time the Audit Firm renders its determination on the merits of the matters submitted to it. Following delivery of the Audit Firm’s determination, Buyer and Seller shall mutually revise the Closing Statement to effect the calculation of the Final Purchase Price in accordance therewith. The fees and disbursements of the Representatives of each party incurred in connection with the preparation or review of the Final Closing Statement and preparation or review of any Notice of Disagreement, as applicable, shall be borne by such party.

Section 2.08    Adjustment Payment.

(a)    If the amount of the Final Purchase Price exceeds the amount of the Estimated Purchase Price, Buyer shall pay to Seller, in the manner as provided in Section 2.03(a), the amount of such excess. If the amount of the Estimated Purchase Price exceeds the amount of the Final Purchase Price, Seller shall pay to Buyer, in the manner as provided in Section 2.03(a), the amount of such excess.

(b)    Any payment pursuant to Section 2.08(a) shall be made at a mutually convenient time and place (and in any event within five (5) Business Days after the Final Determination Date) and by delivery by Buyer or Seller, as the case may be, by wire transfer to an account or accounts of such other party as may be designated by such other party in writing.

(c)    Any payments made pursuant to this Section 2.08 shall be treated as an adjustment to the Purchase Price for Tax purposes unless otherwise required by Applicable Law.

Section 2.09    Outstanding Transaction Expenses. Not later than ten (10) Business Days prior to the Closing Date, concurrent with the delivery by Seller of the Estimated Closing Statement pursuant to Section 2.05(a), Seller shall provide Buyer a written report setting forth, in reasonable detail (i) Seller’s calculation of the Transaction Expenses and (ii) any such Transaction Expenses that are or will be incurred and unpaid as of the close of business on the Business Day immediately preceding the Closing Date (such Transaction Expenses, the “Outstanding Transaction Expenses”). On the Closing Date, Buyer shall pay to such third parties as are directed by Seller, by wire transfer of immediately available funds, an amount equal to the Outstanding Transaction Expenses.

Section 2.10    Withholding. Buyer shall be entitled to deduct and withhold from any amount payable pursuant to this Agreement such amounts as the Buyer is required to deduct and withhold with respect to the making of such payment under Applicable Law; provided that Buyer shall notify Seller of any such required deduction as promptly as reasonably practicable. The parties shall reasonably cooperate to minimize any such withholding Taxes. To the extent that amounts are so withheld, such amounts shall be paid over to the applicable Taxing Authority in accordance with Applicable Law and shall be treated for all purposes of this Agreement as having been paid to the Person in respect of which such deduction and withholding was made. As promptly as reasonably practicable following any such deduction or withholding, Buyer shall deliver to Seller an official Tax certificate in the Seller’s name and reasonably acceptable proof of payment from the relevant Taxing Authority of any such deducted or withheld amounts.

Section 2.11    HoldCo Merger and Bank Merger.

(a)    Immediately following the Closing and sequentially, Buyer and Seller intend that (i) HoldCo and Buyer shall effect the HoldCo Merger in accordance with Applicable Law and (ii) immediately following the effectiveness of the HoldCo Merger, PR Bank and Buyer shall effect the Bank Merger in accordance with Applicable Law. The HoldCo Merger and the Bank Merger shall have the effects set forth under Applicable Law.

(b)    In furtherance of the foregoing, Seller shall cooperate with Buyer to allow Buyer to, immediately following the Closing, take all necessary actions for (i) the board of directors of HoldCo and PR Bank to approve a merger agreement with respect to the HoldCo Merger (the “HoldCo Plan of Merger”) and a merger agreement with respect to the Bank Merger (the “Bank Plan of Merger”), each to be in a customary form, and (ii) HoldCo and PR Bank, respectively, to execute and deliver the HoldCo Plan of Merger and, immediately thereafter, the Bank Plan of Merger.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF SELLER

Except as set forth in the Seller Disclosure Schedule, Seller represents and warrants to Buyer as follows:

Section 3.01    Organization and Power.

(a)    Each of Seller and each Company is duly organized, validly existing and (if applicable) in good standing under the laws of its jurisdiction of organization and has all corporate (or comparable) powers and authority required to carry on its business as now conducted. Each Company is duly qualified to do business as a foreign entity and (if applicable) is in good standing in each jurisdiction where such qualification is necessary. Seller has prior to the Effective Date delivered to Buyer true and complete copies of the certificate of incorporation and bylaws (or comparable documents) of each of the Companies, in each case, as currently in effect. The stock transfer books and minute books (or comparable documents) of each of the Companies have heretofore been made available to Buyer and are true and complete.

(b)    Without limitation to Section 3.01(a), (i) HoldCo is a bank holding company duly registered under the BHC Act; (ii) PR Bank is a Puerto Rico chartered FDIC-insured state nonmember bank that is licensed by the OCFI and has full power and authority to conduct a banking business as now conducted by it; and (iii) PR Insurance is duly registered with the Office of the Commissioner of Insurance of Puerto Rico under the Puerto Rico Insurance Code, as amended.

(c)    None of the Companies (i) is subject to any conservatorship, rehabilitation, liquidation, receivership, insolvency, bankruptcy or similar proceeding or (ii) has received any notice from any Governmental Authority or other Person threatening to seek to initiate any such proceeding.

Section 3.02    Corporate Authorization. The execution, delivery and performance by Seller (or any of its Affiliates that may be a party to any Ancillary Agreement, as applicable) of this Agreement and each of the Ancillary Agreements to which it (or such Affiliate) is or will be a party, as applicable, and the consummation by Seller (or such Affiliate, as applicable) of the transactions contemplated hereby and thereby, are within Seller’s (or such Affiliate’s, as applicable) corporate (or comparable) powers and have been duly authorized by all necessary corporate (or comparable) action on the part of Seller (or such Affiliate, as applicable). Assuming the due authorization, execution and delivery of this Agreement and the Ancillary Agreements by Buyer and Buyer Parent (or, in the case of the Ancillary Agreements, Buyer and/or Buyer’s Affiliate(s) party thereto, as applicable), this Agreement constitutes, and each Ancillary Agreement to which Seller or any of its Affiliates is a party when executed and delivered will constitute, a valid and binding agreement of Seller (or, in the case of the Ancillary Agreements, Seller and/or Seller’s Affiliate(s) party thereto, as applicable) enforceable against Seller (or such Affiliate(s), as applicable) in accordance with its terms, except as such enforcement may be limited by (i) the effect of applicable bankruptcy, insolvency, reorganization, receivership, conservatorship, arrangement, moratorium or other Applicable Law affecting or relating to the rights of creditors generally or (ii) the rules governing the availability of specific performance, injunctive relief or other equitable remedies and general principles of equity, regardless of whether considered in a proceeding in equity or at law (clauses (i) and (ii), collectively, the “Enforceability Exceptions”).

Section 3.03    Consents and Approvals. Except for the (a) Governmental Approvals set forth on Section 3.03(a) of the Seller Disclosure Schedule and (b) Third Party Approvals set forth in Section 3.03(b) of the Seller Disclosure Schedule, or as may result from any facts or circumstances solely relating to Buyer or its Affiliates (as opposed to any other third party), the execution and delivery by Seller of this Agreement and the Ancillary Agreements to which it is or will be a party do not, and the performance by Seller or any of its Affiliates of, and the consummation by Seller or its Affiliates of the transactions contemplated by, this Agreement and such Ancillary Agreements will not: (x) require any consent, approval, license, permit, order, qualification, authorization of, or registration or other action by, or any filing with or notification to, any Governmental Authority (each, a “Governmental Approval”) to be obtained or made by Seller or its Affiliates; or (y) require any consent, agreement, sublicense, approval, authorization, notice or waiver of, to or by any third party (other than a Governmental Authority) (each, a “Third Party Approval”) to be obtained or made by Seller or its Affiliates in respect of the Material Contracts.

Section 3.04    Noncontravention. Provided that all Governmental Approvals and Third Party Approvals described in Section 3.03(a) of the Seller Disclosure Schedule and Section 3.03(b) of the Seller Disclosure Schedule, respectively, have been obtained or taken, the execution, delivery and performance by Seller (or any of its Affiliates who may be a party to any Ancillary Agreement, as applicable) of this Agreement and the Ancillary Agreements to which it (or such Affiliate) is or will be a party, as applicable, and the consummation by Seller (or such Affiliate, as applicable) of the transactions contemplated hereby and thereby, do not and will not (i) violate the certificate of incorporation or bylaws (or comparable documents) of Seller (or any such Affiliate, as applicable) or any Company; (ii) violate any Applicable Law; (iii) constitute a default under, or give rise to any right of termination, cancellation or acceleration of any right or obligation of Seller (or any such Affiliate, as applicable) or any Company under, any provision of any agreement or other instrument binding upon Seller (or any such Affiliate, as applicable) or any Company; or (iv) result in the creation or imposition of any Lien on any asset of any Company, except for any Permitted Liens, with such exceptions, in the case of each of clauses (ii) through (iv), as would not, individually or in the aggregate, have had or would reasonably be expected to have a Material Adverse Effect.

Section 3.05    Capitalization.

(a)    The authorized capital stock of (i) HoldCo consists of 100,000 shares of HoldCo Capital Stock, (ii) PR Bank consists of 200,000,000 shares of PR Bank Capital Stock, 10,000,000 shares of preferred stock Series A, par value $25 per share (the “PR Bank Series A Preferred Stock”), and 3,000,000 shares of preferred stock Series B, par value $25 per share (the “PR Bank Series B Preferred Stock”), and (iii) PR Insurance consists of 250,000 shares of PR Insurance Capital Stock. As of the Effective Date, there are outstanding (A) 100,000 shares of HoldCo Capital Stock, (B) 43,484,870 shares of PR Bank Capital Stock, no shares of PR Bank Series A Preferred Stock or shares of PR Bank Series B Preferred Stock, and (C) 190,000 shares of PR Insurance Capital Stock. All Company Shares have been duly authorized and validly issued, are fully paid and non-assessable and were not issued in violation of any preemptive or subscription rights or in violation of any Applicable Law, contract or the Companies’ respective organizational documents.

(b)    Except as set forth in Section 3.05(a), there are no outstanding: (i) shares of capital stock or voting securities of any Company; (ii) securities of Seller or any of its Affiliates or a Company convertible into or exchangeable for shares of capital stock or voting securities of any Company; (iii) warrants, calls, options or other rights to acquire from Seller or any of its Affiliates or any Company, or other obligation of Seller or any of its Affiliates or any Company to issue, any capital stock, voting securities or securities convertible into or exchangeable for capital stock or voting securities of any Company; or (iv) restricted shares, stock appreciation rights, performance units, contingent value rights, “phantom” stock or similar securities or rights of Seller or any of its Affiliates or a Company that are derivative of, or provide economic benefits based, directly or indirectly, on the value or price of, any capital stock of or voting securities of any Company (the items in clauses (i) through (iv) being referred to collectively as the “Company Securities”). There are no outstanding obligations of any Company to issue, sell, purchase, return, repurchase, redeem or otherwise acquire any Company Securities.

Section 3.06    Ownership of Shares; Subsidiaries.

(a)    Seller is the record and beneficial owner of all of the HoldCo Shares, free and clear of all Liens (other than transfer restrictions imposed under Applicable Law), and will transfer and deliver to Buyer at the Closing good and valid title to the HoldCo Shares free and clear of all Liens (other than transfer restrictions imposed under Applicable Law).

(b)    HoldCo is the record and beneficial owner of the PR Bank Shares, free and clear of all Liens (other than transfer restrictions imposed under Applicable Law).

(c)    PR Bank is the record and beneficial owner of the PR Insurance Shares, free and clear of all Liens (other than transfer restrictions imposed under Applicable Law).

(d)    Except with respect to (i) HoldCo’s ownership and control of PR Bank and (ii) PR Bank’s ownership and control of PR Insurance, no Company owns or controls, directly or indirectly, any Subsidiary, other than in connection with foreclosure or other enforcement of a Lien in connection with an Extension of Credit in the ordinary course of business.

(e)    None of the HoldCo Shares are subject to, or have been issued in violation of, any preemptive rights. No bonds, debentures, notes or other indebtedness having the right to vote on any matters on which the holders of capital stock of a Company have the right to vote have been issued by any Company or are outstanding.

(f)    None of Seller or any Company is a party to any voting trust, proxy, or other agreement or understanding with respect to the voting of the Company Shares.

(g)    Except with respect to HoldCo’s ownership and control of the Companies or as part of a Company’s investment portfolio in the ordinary course, no Company owns or controls, directly or indirectly, any capital stock or other type of equity interest in a Person or any securities convertible or redeemable into, or exercisable or exchangeable for, any capital stock or other type of equity interest in a Person.

Section 3.07    Financial Statements.

(a)    (i) The audited consolidated balance sheets as of December 31, 2016, 2017 and 2018 and the related audited statements of income, stockholders’ equity and cash flows for the years ended December 31, 2017 and 2018 of HoldCo and its Subsidiaries; (ii) the unaudited consolidated balance sheets as of June 30, 2019 and the related unaudited consolidated statements of income for the three-month period ended June 30, 2019 of HoldCo and its Subsidiaries; and (iii) the quarterly unaudited and annual audited consolidated balance sheets and the related statements of income, stockholders’ equity and cash flows of HoldCo and its Subsidiaries prepared following the Effective Date (the financial statements referenced in this clause (iii), the “HoldCo Interim Financial Statements” and, together with the financial statements referenced in clauses (i) and (ii), collectively, the “HoldCo Financial Statements”) (1) have been (or will be) derived from the Books and Records of HoldCo and its Subsidiaries, (2) have been (or will be) prepared in conformity with GAAP applied on a consistent basis (except as may be indicated in the notes thereto) and (3) fairly present (or will fairly present) in accordance with GAAP in all material respects the financial position of the Companies, as of the dates thereof and their respective results of operations and cash flows for the periods then ended (except that the unaudited statements may not contain footnotes and are subject to normal year-end audit adjustments).

(b)    (i) The audited consolidated balance sheets as of December 31, 2016, 2017 and 2018 and the related audited statements of income, stockholders’ equity and cash flows for the years ended December 31, 2017 and 2018 of PR Bank and its Subsidiary; (ii) the unaudited consolidated balance sheets as of June 30, 2019 and the related unaudited consolidated statement of income for the three-month period ended June 30, 2019 of PR Bank and its Subsidiary; and (iii) the quarterly unaudited and annual audited consolidated balance sheets and the related statements of income, stockholders’ equity of PR Bank and its Subsidiary prepared following the Effective Date (the financial statements referenced in this clause (iii), the “PR Bank Interim Financial Statements” and, together with the financial statements referenced in clauses (i) and (ii), the “PR Bank Financial Statements”) (1) have been (or will be) derived from the Books and Records of PR Bank and its Subsidiary, (2) have been (or will be) prepared in conformity with GAAP applied on a consistent basis (except as may be indicated in the notes thereto) and (3) fairly present (or will fairly present) in accordance with GAAP in all material respects the financial position of PR Bank and its Subsidiary, as of the dates thereof and their respective results of operations and cash flows for the periods then ended (except that the unaudited statements may not contain footnotes and are subject to normal year-end audit adjustments).

(c)    (i) The audited consolidated balance sheets as of December 31, 2016, 2017 and 2018 and the related audited statements of income, stockholders’ equity and cash flows for the years ended December 31, 2017 and 2018 of PR Insurance; (ii) the unaudited consolidated balance sheets as of June 30, 2019 and the related unaudited consolidated statement of income for the three-month period ended June 30, 2019 of PR Insurance; and (iii) the quarterly unaudited and annual audited consolidated balance sheets and the related statements of income, stockholders’ equity of PR Insurance prepared following the Effective Date (the financial statements referenced in this clause (iii), the “PR Insurance Interim Financial Statements” and, together with the financial statements referenced in clauses (i) and (ii), the “PR Insurance Financial Statements” and, together with the HoldCo Financial Statements, the PR Bank Financial Statements, the “Financial Statements) (1) have been (or will be) derived from the Books and Records of PR Insurance, (2) have been (or will be) prepared in conformity with GAAP applied on a consistent basis (except as may be indicated in the notes thereto) and (3) fairly present (or will fairly present) in accordance with GAAP in all material respects the financial position of PR Insurance, as of the dates thereof and their respective results of operations and cash flows for the periods then ended (except that the unaudited statements may not contain footnotes and are subject to normal year-end audit adjustments).

(d)    Sellers have made, or with respect to the HoldCo Interim Financial Statements, the PR Bank Interim Financial Statements and the PR Insurance Financial Statements, will make, available to Buyer true and complete copies of the Financial Statements (including any related notes and schedules thereto and, in the case of any audited financial statements, the signed opinions of the independent auditors of the Companies) (except that the unaudited statements may not contain footnotes and are subject to normal year-end audit adjustments).

(e)    The Reference Balance Sheet (i) has been derived from the Books and Records of HoldCo and its Subsidiaries, (ii) has been prepared in conformity with GAAP applied on a consistent basis (except as may be indicated in the notes thereto) and (iii) fairly presents in accordance with GAAP in all material respects the financial position of the Companies, as of the Reference Balance Sheet Date.

Section 3.08    Absence of Certain Changes.

(a)    From the Reference Balance Sheet Date, there has not been any event, occurrence, development or state of circumstances or facts that, individually or in the aggregate, has had or would reasonably be expected to have a Material Adverse Effect.

(b)    From the Reference Balance Sheet Date through the Effective Date, the business of the Companies has been conducted, in all material respects, in the ordinary course consistent with past practices and none of the Companies has taken any action that, if taken on or after the Effective Date, would require the consent of Buyer pursuant to Section 5.01.

Section 3.09    No Undisclosed Liabilities. Except for liabilities (a) reflected or reserved against in the Reference Balance Sheet (or the notes thereto, as applicable); (b) incurred in the ordinary course of business since the Reference Balance Sheet Date; or (c) that would not reasonably be expected to be, individually or in the aggregate, material to the Companies, taken as a whole, none of the Companies has incurred any liabilities or obligations of any nature from and after the Reference Balance Sheet Date through the Effective Date, which, if known, would be required to be reflected on or reserved against or disclosed in the notes to an audited consolidated balance sheet of such Company prepared in accordance with GAAP, consistently applied.

Section 3.10    Related Party Agreements and Balances.

(a)    Section 3.01(a) of the Seller Disclosure Schedule sets forth a true and complete list of all contracts and other instruments between any Company, on the one hand, and Seller or any Affiliate of Seller (other than any Company), on the other hand (collectively, the “Related Party Agreements”), and, with respect to Seller or any Affiliate of Seller (other than any Company) party to any Related Party Agreement that evidences or otherwise relates to a balance owed by or to any Company (including with respect to any related party loans, notes and/or advances regardless of their maturity and all receivables and payables, inclusive of any accrued and unpaid interest), a true and correct description and amount for each such balance as of the Reference Balance Sheet Date (collectively, the “Related Party Balance”). All Related Party Agreements are in full force and effect in accordance with their terms.

(b)    Except for the assets to be made available or the services to be provided under the Surviving Related Party Agreements, neither Seller nor any of its Affiliates (other than any Company) (i) owns any assets used by any of the Companies or (ii) provides any services to any of the Companies, in each case that are used to conduct the business of the Companies as now conducted.

Section 3.11    Material Contracts.

(a)    Section 3.11(a) of the Seller Disclosure Schedule sets forth a true and complete list of contracts (other than an Employee Plan) in effect as of the Effective Date to which any Company is a party or by which it is bound, which are in the categories listed below (collectively, the “Material Contracts”):

(i)    any lease (other than a Real Property Lease) providing for annual rental payments by such Company in excess of $250,000 per annum or that is not terminable by such Company by notice of not more than thirty (30) days;

(ii)    any collective bargaining, works council, or similar labor-related agreement or written or statutory arrangement with any labor union, labor organization, employee association or works council;

(iii)    any agreement for capital expenditures or the acquisition or construction of fixed assets for the benefit and use of any Company, requiring payments by any Company in excess of $250,000 per annum;

(iv)    any agreement that (A) in connection with an acquisition or divestiture, provides for indemnification obligations in effect following the Effective Date and (B) contains “earn outs” or other contingent payments in connection with an acquisition or divestiture;

(v)    any outsourcing, servicing or sub-servicing agreement which has an aggregate payment obligation to any Person in excess of $100,000 per annum;

(vi)    any irrevocable power of attorney given by any Company to any Person;

(vii)    any agreement evidencing or relating to any obligations of any Company with respect to the issuance, sale, repurchase or redemption of any equity interests or capital stock of any Company;

(viii)    any agreement providing for the purchase of goods or services by any Company (A) providing for payments by such Company of (x) $400,000 or more during the twelve-month period ended December 31, 2018 and/or (y) $300,000 or more during the nine-month period ended September 30, 2019, and/or (B) set forth on Section 3.11(a)(viii)(B) of the Seller Disclosure Schedule;

(ix)    any agreement providing for the sale by any Company of goods or services (other than any Extension of Credit, provision of credit services or other similar arrangements in the ordinary course of business) providing for (A) payments to such Company in excess of $250,000 during the twelve month period ended June 30, 2019;

(x)    any partnership, limited liability company, joint venture or other similar agreement or arrangement in which any Company has an interest;

(xi)    any agreement that provides for an increased payment or benefit, or accelerated vesting, upon the execution of this Agreement or the Closing or in connection with the transactions contemplated hereby in excess of $100,000 individually;

(xii)    any agreement relating to (A) the acquisition or disposition by any Company of any business or capital stock or other equity interests of any other Person (whether by merger, sale of stock, sale of assets or otherwise), other than in connection with the granting to any Company of, or foreclosure or other enforcement by any Company of, a Lien in connection with an Extension of Credit in the ordinary course of business, or (B) the future acquisition or disposition of a material portion of the assets of any Person or any Company, respectively;

(xiii)    any agreement by which any Company lends or borrows money or guarantees related thereto (other than any Extension of Credit, provision of credit services or other similar arrangements entered into in the ordinary course of business);

(xiv)    any agreement pursuant to which any Company (A) granted or obtains any right to use any material Intellectual Property Rights, (B) permits or agrees to permit any Person, or is permitted by any Person, to use or register any material Intellectual Property Rights, or (C) is restricted in the use, enforcement or registration of any material Intellectual Property Rights owned by any Company, excluding, for the purposes of clauses (A) through (C), any non-exclusive end-user click-wrap or shrink-wrap licenses to software or databases that are generally commercially available;

(xv)    any agreement that contains any non-competition or exclusive dealing arrangement or any other similar agreement or obligation that limits the ability of any Company or their Affiliates to compete in any line of business, or in any geographic area, or which purports to limit or restrict the ability of any Company or their Affiliates to solicit clients or employees or any category of Persons;

(xvi)    any agreement that (A) grants any rights of first refusal, right of first offer or similar rights with respect to any material assets, rights or property of any Company or (B) materially limits or purports to materially limit the ability of any Company to own, operate, sell, transfer, pledge or otherwise dispose of any material assets or business of such Company; or

(xvii)    any Related Party Agreement.

(b)    Each Material Contract is in full force and effect and is a valid and binding obligation of the Company party thereto, enforceable against such Company, and to the knowledge of Seller, against the other parties thereto, in accordance with its terms, except that such enforcement may be limited by bankruptcy, insolvency, fraudulent transfer, receivership, reorganization, moratorium, redemption, liquidation or other similar Applicable Laws now or hereafter in effect relating to or affecting the rights and remedies of creditors and general principles of equity (whether considered in a proceeding at law or in equity) and the discretion of the court before which any proceeding therefor may be brought. Neither the applicable Company nor, to the knowledge of Seller, any other party, is in breach of or default under any Material Contract in any material respect (and no event has occurred that with notice or the lapse of time, or both, would constitute a breach or default by the applicable Company or, to the knowledge of Seller, any other party under such Material Contract). The applicable Company has not received any written notice from any counterparty to any Material Contract that such counterparty intends to terminate such Material Contract. Seller has made available to Buyer a true and complete copy of each Material Contract.

Section 3.12    Litigation.

(a)    Since January 1, 2017, there neither is nor has been any Litigation pending, threatened in writing or, to the knowledge of Seller, otherwise threatened against Seller or any of the Companies (or any of their Affiliates in respect of the conduct, business, ownership or operations of the Companies) that could reasonably be expected to (i) prevent, materially impede or materially delay the consummation of the transactions contemplated by this Agreement or any of the Ancillary Agreements or (ii), individually or in the aggregate, have resulted or are reasonably expected to result in Losses to the Companies in excess of $250,000.

(b)    Section 3.12(b) of the Seller Disclosure Schedule sets forth a true and complete list of all Litigations pending and not settled or otherwise concluded as of the Effective Date that were commenced by Seller or any of the Companies in connection with the business, conduct or ownership of any of the Companies.

(c)    Section 3.12(c) of the Seller Disclosure Schedule sets forth a true and complete list of all Litigations, disputes, claims for indemnification or other material controversies pending as of the Effective Date arising out of, relating to, or in connection with any Material Contract to which any Company is a party or bound.

Section 3.13    Compliance with Laws and Governmental Orders.

(a)    Each of the Companies is, and at all times since January 1, 2017 has been, in compliance in all material respects with Applicable Law (including Governmental Orders generally applicable to all Persons in a business similar to the Companies) and each Governmental Order (other than those referenced in the preceding parenthetical) that is or was applicable to it or the conduct or operation of its business or ownership or use of any of its assets.

Seller and its Affiliates (other than the Companies) are, and at all times since January 1, 2017 have been, in compliance in all material respects with Applicable Law (including Governmental Orders generally applicable to all Persons in a business similar to the Companies) and each Governmental Order (other than those referenced in the preceding parenthetical) that is or was applicable to them and is related to (i) the business, conduct or operation of the Companies, (ii) the ownership or use of any of the Companies’ respective assets to the extent related to the business of the Companies or (iii) Seller’s or its Affiliates’ (other than the Companies) ownership of the Companies. Since January 1, 2017, none of the Companies has received any written notification or, to the knowledge of Seller, oral notification of any asserted past or present failure to comply with Applicable Law and, to the knowledge of Seller, there has not been any threat to provide such notification. Since January 1, 2017, neither Seller nor its Affiliates (other than the Companies) has received any written notification or, to the knowledge of Seller, oral notification of any asserted past or present failure to comply with Applicable Law and, to the knowledge of Seller, there has not been any threat to provide such notification, in each case, to the extent related to the business, conduct or ownership of the Companies.

(b)    None of the Companies is a party to, or bound by, any Governmental Order applicable to such Company or any of its assets, properties or businesses, other than any Governmental Order that is generally applicable to all Persons in a business similar to that of the Companies. Neither Seller nor its Affiliates (other than the Companies) is a party to, or bound by, any Governmental Order applicable to the business of the Companies or any of the assets or properties used in connection with the business of the Companies, other than any Governmental Order that is generally applicable to all Persons in a business similar to that of the Companies.

(c)    The Books and Records of the Companies have been maintained in compliance with all Applicable Law.

(d)    Since January 1, 2017, none of the Companies nor, to the knowledge of Seller, any of their respective directors, officers, employees or agents, for or on behalf of any of the Companies, has (i) directly or indirectly, given, or agreed to give, any illegal gift, contribution, payment or similar benefit to any supplier, customer, governmental official or employee or other Person who was or was expected to be in a position to help or hinder any of the Companies (or assist in connection with any actual or proposed transaction) or made, or agreed to make, any illegal contribution, or reimbursed any illegal political gift or contribution made by any other Person, to any candidate for federal, state, local or foreign public office or (ii) established or maintained any unrecorded fund or asset or made any false entries on any books or records for the purpose of facilitating any of the matters set forth in clause (i) above.

(e)    Since January 1, 2017, each of the Companies have (i) complied with and are not in default or violation under (A) any Applicable Laws or binding policy and/or guideline of any Governmental Authority relating to the Companies, including all Privacy Laws, and (B) its and Seller’s rules, policies and procedures relating to privacy, data protection and the collection and use of Personal Information collected, used or held for use by such Company, (ii) been conducting operations at all times in compliance with applicable financial recordkeeping and reporting requirements of all money laundering laws administered or enforced by any Governmental Authority in jurisdictions where any of the Companies conduct business, and (iii) established and maintained a system of internal controls designed to ensure compliance by each Company with applicable financial recordkeeping and reporting requirements of all money laundering laws administered or enforced by any Governmental Authority in jurisdictions where any Company conducts business. No claims have been asserted or threatened in writing against Seller (with respect to any Company) or any Company alleging a violation of any Privacy Laws by or related to the business or conduct of any Company. The Companies take commercially reasonable steps to protect (x) the confidentiality, integrity and security of the information technology used by the Companies and (y) all confidential information stored or transmitted by the Companies from unauthorized access.

Section 3.14    Regulatory Filings. Since January 1, 2017, each of Seller and each Company has filed in a timely manner with the applicable Governmental Authorities all reports, registrations and statements, together with any amendments required to be made with respect to the Companies and the businesses thereof, that it has been required to file pursuant to Applicable Law and has paid all fees and assessments due and payable in connection therewith. All such reports, registrations and statements that have been filed with the applicable Governmental Authorities since January 1, 2017 were complete and accurate in all material respects and complied in all material respects with Applicable Law, including the Reports of Condition and Income required to be filed under the FDIA. Except for normal examinations conducted by a Governmental Authority in the ordinary course of the business of Seller or a Company, no Governmental Authority has initiated, threatened or advised a Company that it would initiate, or has pending any material proceeding, enforcement action or, to the knowledge of Seller, investigation into the business, disclosures or operations of such Company. Since January 1, 2017, no Governmental Authority has resolved any material proceeding, enforcement action or investigation into the business, disclosures or operations of any Company. There has been no formal or informal inquiry by, or disagreement or dispute with, any Governmental Authority with respect to the business, operations, policies or procedures of a Company (other than normal examinations conducted by a Governmental Authority in the ordinary course of business of Seller or a Company). As of the Effective Date, Seller is not aware of any reason why the necessary Governmental Approvals will not be received in order to permit consummation of the transactions contemplated by this Agreement.

Section 3.15    Supervisory Actions. No Company is, and Seller is not, subject to any cease-and-desist or other order or enforcement action issued by, is a party to any written agreement, consent agreement or memorandum of understanding with, is a party to any commitment letter or similar undertaking to, is subject to any order or directive by, has been since January 1, 2017 a recipient of any supervisory letter from, has been ordered to pay any civil money penalty by, or since January 1, 2017 has adopted any policies, procedures or board resolutions at the request or suggestion of, any Governmental Authority, other than those of general application and, since January 1, 2018, neither Seller nor any Company has been advised by any Governmental Authority that it is considering issuing, initiating, ordering or requesting any of the foregoing, other than those of general application.

Section 3.16    Federal Deposit Insurance. Deposit liabilities of PR Bank are insured by the FDIC to the fullest extent permitted by Applicable Law, and all premiums and assessments required to be paid in connection therewith have been paid when due. PR Bank has met all conditions of such insurance, including timely payment of its premiums. Since January 1, 2017, PR Bank has not received any notification from the FDIC threatening or contemplating revocation or limitation of, or which would have the effect of revoking or limiting, FDIC deposit insurance.

Section 3.17    Community Reinvestment Act and Anti-Money Laundering.

(a)    PR Bank is, and since January 1, 2017 has at all-times been, in compliance in all material respects with the Community Reinvestment Act (“CRA”) and has, and at all times since January 1, 2017 has had, an overall rating for CRA purposes by federal or state bank regulators no lower than “Satisfactory”.

(b)    Since January 1, 2017, none of the Companies has operated, or has been deemed to be operating in, violation in any material respect of the federal Bank Secrecy Act (31 U.S.C. 5311), the USA PATRIOT Act of 2001, Public Law 107-56, any order issued with respect to anti-money laundering by the U.S. Department of the Treasury’s Office of Foreign Assets Control (“OFAC”) or any other applicable bank secrecy or anti-money laundering statute, rule or regulation or any license, order or regulation issued with respect to economic sanctions programs by OFAC. Neither the Companies nor any of their respective Affiliates, nor any director, senior officer, or trustee of such person, is identified on the list of “Specially Designated Nationals and Blocked Persons” maintained by OFAC or is a department, agency or instrumentality of, or otherwise controlled by or acting on behalf of, the government of any country that is subject to economic sanctions programs administered by OFAC, or is owned or controlled by or owns or controls a Person otherwise subject to economic sanctions administered by OFAC.

(c)    There have been no transactions between any of the Companies or any of their respective directors, officers, employees or agents, or any person acting on behalf of any of the foregoing, on the one hand, and any country, territory, person or entity subject to economic sanctions administered by OFAC, on the other hand.

(d)    None of Seller, the Companies or any of their respective directors, officers, agents or employees acting on behalf of Seller or the Companies has, directly or indirectly, taken any action in furtherance of an offer, payment, promise to pay, or authorization or approval of the payment or giving of money, property, gifts or anything else of value, directly or indirectly, to any foreign or domestic government officials (including any officer or employee of a Governmental Authority or government-owned or controlled entity or of a public international organization, or any person acting in an official capacity for or on behalf of any of the foregoing, or any political party or party official or candidate for political office) to influence official action or secure an improper advantage in violation of Applicable Law, or violated any provision of the Foreign Corrupt Practices Act of 1977, as amended, or made any bribe, rebate, payoff, influence payment, kickback or other unlawful payment; and Seller and each Company has conducted its business in compliance with applicable anti-corruption laws. None of Seller or the Companies is restricted under SEC Rule 206(4)-5 and similar “pay-to-play” laws from engaging in or receiving compensation for carrying on any portion of its business.

Section 3.18    Tax Matters.

(a)    (i) All material Tax Returns required to be filed by any Company for any taxable year or period ending prior to the Closing Date have been timely filed (taking into account any extension of time within which to file) with the appropriate Taxing Authority, (ii) all such Tax Returns were true, correct and complete in all material respects and (iii) all material Taxes due and payable by any Company (whether or not shown on such Tax Returns) have been timely paid to the appropriate Taxing Authority; except, in the case of each of clauses (i) through (iii), for Taxes or Tax matters contested in good faith through appropriate Tax Proceedings and that have been adequately provided for, in accordance with GAAP, in the Financial Statements.

(b)    All material Taxes that any Company has been required by Applicable Law to withhold prior to the Closing Date have been so withheld and have been timely remitted to the applicable Taxing Authority.

(c)    (i) There is no Tax Proceeding pending, or threatened in writing, against any of the Companies, (ii) there are no requests for rulings, determinations or closing agreements in respect of any material Tax pending between any of the Companies and any Taxing Authority, and (iii) none of the Companies has entered into any agreement or written arrangement with any Taxing Authority with regard to any material Tax liability affecting any Tax period for which the applicable statute of limitations, after giving effect to extensions or waivers, has not expired.

(d)    Since the date that is two years prior to the Effective Date, no claim has been made in writing by a Taxing Authority in a jurisdiction where any Company does not file Tax Returns that any Company is or may be subject to taxation by that jurisdiction.

(e)    None of the Companies has consented to extend the time in which any material Tax may be assessed or collected by any Taxing Authority, which extension is still in effect (other than any extension pursuant to an extension to file any Tax Return).

(f)    None of the Companies is a party to any Tax allocation, sharing or indemnity agreement (other than any (x) agreements solely among the Companies and (y) commercial agreements the primary purpose of which does not relate to Taxes).

(g)    None of the Companies has any liability for the Taxes of any other Person (other than a Company) under Section 1.1502-6 of the Treasury Regulations (or any similar provision of state, local or non-U.S. law) or as a transferee or successor.

(h)    None of the Companies has been a member of an affiliated, combined, unitary, or other similar group filing consolidated, combined, unitary, or other similar Tax Returns (other than a group of which any Company is the common parent).

(i)    None of the Companies will be required to include any material item of income in, or exclude any material item of deduction from, taxable income for any taxable period (or portion thereof) ending after the Closing Date as a result of any (i) change in method of accounting made prior to the Closing for a Pre-Closing Tax Period, (ii) agreement entered into with a Taxing Authority on or prior to the Closing Date, (iii) installment sale or open transaction disposition made prior to the Closing, (iv) transactions between the Companies prior to the Closing, or (v) prepaid amount received prior to the Closing.

(j)    Since the date that is two years prior to the Effective Date, none of the other Companies have constituted either a “distributing corporation” or a “controlled corporation” in a distribution of stock qualifying for Tax-free treatment under Section 355 or Section 361 of the Code and Section 1034.04(s) of the Puerto Rico Code.

(k)    None of the Companies is treated as a “domestic corporation” as defined in Section 7701 of the Code, including pursuant to Section 7874 of the Code and the Treasury Regulations promulgated thereunder.

(l)    None of the Companies has been engaged in a trade or business within the United States as defined in Section 864 of the Code and the Treasury Regulations promulgated thereunder.

(m)    None of the Companies has been a party to any transaction that is a “listed transaction” as defined in Section 6707A(c)(2) of the Code and Treasury Regulations Section 1.6011-4(b)(2).

(n)    There are no Liens for Taxes other than Permitted Liens.

(o)    None of the Companies owns any “United States real property interests” as defined in Section 897 of the Code and Treasury Regulations promulgated thereunder.

(p)    Each of the Companies has complied in all material respects with Section 1471 through 1474 of the Code, the Treasury Regulations promulgated thereunder, and any related agreements, legislation or official guidance adopted with respect thereto, in each case, to the extent applicable.

(q)    There are no material Tax holidays, concessions, exemptions, incentives, credits, rebates or written agreements relating to Taxes (including any written agreement for the deferred payment of any Taxes) with Taxing Authority that are currently in effect with respect to any Company and that would be material adversely affected as a result of the sale of the Holdco Shares (any such item, a “Tax Incentive”). The Companies have been in compliance in all material respects with all Applicable Laws relating to Tax Incentives. None of the Companies has received any written notice in relation to the repeal, cancellation, revocation or return of any such Tax Incentive.

Notwithstanding any other provisions of this Agreement, Buyer acknowledges and agrees that no representation or warranty is made by Seller in this Agreement in respect of Tax matters, other than the representations and warranties set forth in this Section 3.18, Section 3.07 and Section 3.28, and no other provisions of this Agreement shall be interpreted as containing any representation or warranty with respect thereto. Notwithstanding anything to the contrary herein, nothing in this Section 3.18 (other than Section 3.18(q)) is or shall be construed as a representation or warranty with respect to the amount, value or condition of, or any limitations on, any net operating losses, net capital losses, research and development, research and experimentation, investment, foreign or other Tax credits or similar Tax Assets and attributes, or the ability of Buyer or any of its Affiliates to utilize such Tax Assets or attributes after the Closing.

Section 3.19    Properties.

(a)    Section 3.19(a) of the Seller Disclosure Schedule sets forth a true and complete list of all real property and interests in real property owned in fee by any Company, excluding OREO, any real property or interests in real property that are investment assets (each, an “Owned Real Property”). Each Company has good and valid fee title to all Owned Real Property, free and clear of all Liens of any nature except for Permitted Liens. Seller has made available to Buyer a true and complete copy of all documents relating to the Owned Real Property.

(b)    Section 3.19(b) of the Seller Disclosure Schedule sets forth a true and complete list of all real property leased, subleased, licensed or occupied by any Company, as lessee, sublessee, licensee or occupant (each a “Real Property Lease,” with the real properties specified in such leases, subleases, licenses and occupancy agreements being referred to herein as a “Leased Real Property”). Seller has made available to Buyer a true and complete copy of each Real Property Lease. Each such Company has a legal, valid and enforceable leasehold interest under each of the Real Property Leases, subject to Permitted Liens and to the Enforceability Exceptions, and neither Seller nor any of the Companies has received any written notice of any default under any Real Property Lease, and, as of the Effective Date, to the knowledge of Seller, no event has occurred and no condition exists that, with notice or lapse of time, or both, would constitute a default by the Companies under any of the Real Property Leases. None of the Companies has assigned, sublet, transferred, disposed of, or permitted to exist any Lien, except for Permitted Liens, on its interest in any Real Property Lease. Seller has made available to Buyer true and complete copies of the Real Property Leases as in effect as of the Effective Date, together with all material amendments, modifications or supplements, if any, thereto.

(c)    Each of the Companies is in possession of and has title to, or has legal, valid and enforceable leasehold interests in or legal, valid and enforceable rights under contract to use, all tangible personal property used in the conduct of their respective businesses, as such business is being conducted on the Effective Date and such tangible personal property is free and clear of all Liens, other than Permitted Liens.

Section 3.20    Intellectual Property.

(a)    Section 3.20(a) of the Seller Disclosure Schedule sets forth a true and complete list of all (i) Intellectual Property Rights owned by any Company that are Registered Intellectual Property, including for each item the record owner of each item of such Registered Intellectual Property, the jurisdictions in which it has been issued or registered or in which any application of such issuance and registration has been filed or the jurisdictions in which any other filing or recordation has been made and, for each domain name registration, the next renewal date, and (ii) material proprietary software owned by any Company. A Company is the sole and exclusive beneficial and, with respect to Registered Intellectual Property, record owner of the Intellectual Property Rights identified in Section 3.20(a) of the Seller Disclosure Schedule,

and all such Intellectual Property Rights are subsisting, valid and enforceable. The Companies have a valid right to use, free and clear of all Liens, other than Permitted Liens, all Intellectual Property Rights used by any Company.

(b)    There is no dispute (including any claim) pending, threatened in writing or, to the knowledge of Seller, otherwise threatened with respect to the Owned Intellectual Property contesting the right of the Companies to use, exercise, sell, license, transfer or dispose of any of the Owned Intellectual Property; or (ii) challenging the ownership, validity or enforceability of any of the Owned Intellectual Property. No Owned Intellectual Property that is Registered Intellectual Property has been, or is now, the subject of any opposition, invalidation, cancellation, re-examination or other proceeding (other than ordinary course proceedings and office actions in connection with the application for such Owned Intellectual Property that is Registered Intellectual Property) by or before any Governmental Authority, in each case which is pending and unresolved, and, to the knowledge of Sellers, no such action is threatened.

(c)    To knowledge of Seller, the conduct of the Companies since January 1, 2017 does not infringe, dilute, misappropriate or otherwise violate, and has not infringed, diluted, misappropriated or otherwise violated any third party’s Intellectual Property Rights. No Company has received notice from any third party alleging that the conduct of the business of the Companies infringes, dilutes, misappropriates or otherwise violates any Intellectual Property Rights of any third party and, to knowledge of Seller, no such claim is or has been asserted or threatened. To knowledge of Seller, no third party is infringing, diluting, misappropriating or otherwise violating any Intellectual Property Rights owned by any of the Companies. No Company has made any claim alleging any infringement, dilution, misappropriation or other violation of any Intellectual Property Rights owned by any of the Companies.

(d)    Each current and former employee or independent contractor of the Companies who made a material contribution to the creation or development of any Intellectual Property Rights for any of the Companies has signed an agreement that effectively and validly assigns to the applicable Company all of such employee’s or independent contractor’s rights in such contribution or the applicable Company otherwise owns all such rights as a matter of law.

(e)    The Companies take reasonable measures to protect the confidentiality of material trade secrets (including execution of confidentiality agreements by officers, directors and employees of, and consultants to any of the Companies who have access to such trade secrets). To the knowledge of Seller, there has not been any disclosure of or access to any material trade secret of a Company in a manner that has resulted or is likely to result in the loss of trade secret or other rights in and to such information.

(f)    No Company has used any open source or “copyleft” software in a manner that would (i) require any components of such software owned by a Company to be licensed, disclosed or distributed to any third party under any terms, including making the source code publicly available or (ii) otherwise has had or would reasonably be expected to have a Material Adverse Effect.

Section 3.21    Privacy and Cybersecurity.

(a)    Each Company maintains a written information privacy and security program that contains reasonable measures intended to protect the privacy, confidentiality and security of (i) the information technology used by the Companies, (ii) all confidential information stored therein or transmitted thereby and (iii) Personal Information held by a Company against any (x) loss or misuse information, (y) unauthorized or unlawful operations or (z) other act or omission that compromises the security or confidentiality of such items (clauses (x) through (z), a “Security Breach”)

(b)    Since January 1, 2017, (i) to the knowledge of Seller, there has been no Security Breach or other compromise of or relating to any information technology and computer systems, networks, hardware, software, data (including Personal Information and trade secrets), or equipment owned by the Companies or any data of the Companies, respective customers, employees, suppliers, and vendors that they maintain or that any third party maintains in their behalf (collectively “IT Systems and Data”), and (ii) none of the Companies has been notified in writing by any third party (including pursuant to any audit) of any material information security deficiency that would reasonably be expected to cause a material disruption to the conduct of the business of such Company or a material Security Breach. The Companies have not received any written notice of and have no knowledge of any event or condition that would reasonably be expected to result in, any Security Breach or other compromise to their IT Systems and Data. The Companies from time-to-time evaluate their continuity and disaster recovery and backup needs and have implemented commercially reasonable backup disaster recover technology that reasonably address their assessment of risk and reasonably tests such plans and systems.

(c)    To the knowledge of Seller, the software used or held for use by the Companies (i) includes no malicious code, program or other internal component (e.g., computer virus, computer worm, computer time bomb or similar component) that is intended to damage, destroy, impede the operation of, allow unauthorized access to or alter any such software or present a material risk of disclosure of a Company’s confidential information and (ii) has not materially malfunctioned or failed in a manner that has had or would reasonably be expected to have a Material Adverse Effect.

Section 3.22    Internal Controls.

(a)    The records, systems, controls, data and information of each Company are recorded, stored, maintained and operated under means (including any electronic, mechanical or photographic process, whether computerized or not) that are under the control of each Company or any of their Representatives (including all means of access thereto and therefrom) in all material respects and in compliance in all material respects with applicable legal requirements. Each Company has established and maintained a system of internal accounting controls designed to provide reasonable assurances that (i) transactions are executed in accordance with its management’s general or specific authorizations and (ii) transactions are recorded in conformity with GAAP consistently applied and Applicable Law. Since January 1, 2017, no Company or, to the knowledge of Seller, any director, senior executive officer, auditor independent accountant of Seller or a Company, has received written notice of or otherwise obtained knowledge of, any material weakness regarding the accounting or auditing practices, procedures or methods of or any of the Companies or their respective internal accounting controls, other than material weaknesses that have been remedied prior to the date of this Agreement.

(b)    The Companies have (i) implemented and maintained disclosure controls and procedures intended to provide reasonable assurance that material information relating to each Company is made known to appropriate executive officers of such Company by others within that Company and (ii) disclosed, based on the most recent evaluation prior to the date of this Agreement, to Seller’s outside auditors and the audit committee of Seller’s board of directors (A) any significant deficiencies and material weaknesses in the design or operation of internal controls over financial reporting that are reasonably likely to adversely affect any Company’s ability to record, process, summarize and report financial information and (B) any fraud, whether or not material, that involves management or other employees who have a significant role in any Company’s internal controls over financial reporting.

Section 3.23    Insurance Coverage. Section 3.23 of the Seller Disclosure Schedule sets forth a true and complete list of all current property and liability insurance policies and fidelity bonds covering any of the Companies or relating to the assets, business, operations, employees, officers or directors of the Companies. Each such insurance policy is in full force and effect, all premiums due and payable thereon have been paid in full on a timely basis and neither Seller nor any Company has received written notice (i) of cancellation, termination, or revocation, (ii) to the effect that any of them are in material default under any such insurance policy or (iii) that any such insurance policy is no longer in full force or effect or that the issuer is not willing or able to perform its obligations thereunder. As of the Effective Date, there are no material claims by Seller or any of the Companies pending under any of such policies or bonds with respect to the business of the Companies as to which coverage has been questioned, denied or disputed by the underwriters thereof or in respect of which such underwriters have reserved their rights.

Section 3.24    Permits.

(a)    Each of the Companies has, maintains, and has held and maintained at all relevant times, in full force and effect all Permits that are or were, as the case may be, required to conduct its business and to own or use its assets and properties, as such business, assets and properties are presently or were at the relevant time conducted, owned and used. Each of the Companies is, and was at the relevant time, in compliance, in all material respects, with the terms and conditions of such Permits. A true and complete list of all material Permits presently held by each of the Companies is set forth on Section 3.24(a) of the Seller Disclosure Schedule.

(b)    (i) All Permits are valid and in full force and effect in accordance with their terms, (ii) none of the Companies is the subject of any pending or, to the knowledge of Seller, threatened Litigation seeking the revocation, suspension, termination, modification or impairment of any Permit and (iii) each of the Companies is, and has been since January 1, 2017, in compliance, in all material respects, with the terms and conditions of all such Permits.

(c)    All applications required to have been filed for the renewal of each Permit have been duly filed on a timely basis with, and the applicable fees paid to, the appropriate Governmental Authority, or the Permit nevertheless has been renewed, re-issued or otherwise resolved without adverse consequence in any material respect to the Companies, and all other filings (and payment of fees in connection therewith) required to have been made with respect to each Permit have been duly made on a timely basis with the appropriate Governmental Authority, or if not filed on a timely basis, the lapse did not cause an adverse consequence in any material respect to the Companies.

Section 3.25    Sufficiency of Assets. As of immediately following the Closing, the assets, properties and rights of the Companies, together with the rights and services to be provided to Buyer or the Companies pursuant to this Agreement and the Ancillary Agreements (other than the Non-Performing Assets that are the subject of the Seller Non-Performing Asset Transfers, and other than any services expressly excluded from coverage under the Transition Services Agreement), will comprise all of the assets, properties and rights used by the Companies to conduct of the business of the Companies as such business is being conducted as of immediately prior to the Closing.

Section 3.26    Finders’ Fees. There is no investment banker, broker, finder or other intermediary that has been retained by or is authorized to act on behalf of Seller or any of the Companies that might be entitled to any fee or commission in connection with the transactions contemplated by this Agreement from any of the Companies, Buyer or any of their respective Affiliates.

Section 3.27    Employees.

(a)    Prior to the Effective Date, Seller has made available to Buyer a true and complete list (as of September 30, 2019) of the (i) hire date, (ii) title, (iii) position, (iv) department, (v) annual salary and (vi) most recent annual bonus of each employee of any Company (the “Employees”). As of the Effective Date, no Employee that serves in a managerial or supervisory role has given written notice to any Company of termination of his or her employment (or notice of intent to terminate his or her employment) or is under notice of dismissal from any of the Companies.

(b)    As of the Effective Date, (i) no Company is a party to, subject to or bound by, or is currently negotiating in connection with entering into, any collective bargaining, works council, or similar labor-related agreement or arrangement with any labor union, labor organization, trade union, employee association or works council; (ii) no employees of any Company are represented by a labor union, labor organization, trade union, employee association or works council, or group of employees of any Company, with respect to their employment by such Company; and (iii) to the knowledge of Seller, there are no organizing campaigns, representation petitions or certification proceedings presently pending or threatened involving any employees of any Company. Since January 1, 2017, there have been no actual or, to the knowledge of Seller, threatened organizing campaigns, unfair labor practice charges, material grievances, material arbitration, strikes, lockouts, work slowdowns or work stoppages involving any employees of any Company against or affecting any of the Companies.

(c)    Except as would not reasonably be expected to result in a material liability to the Companies, the Companies (i) are and since January 1, 2017 have been in material compliance with all Applicable Law relating to labor, employment and employment practices, and terms and conditions of employment, including labor relations, wages, hours, overtime, discrimination and harassment, sexual harassment, civil rights, employee leave, equal employment opportunity, worker classification (including the proper classification of workers as independent contractors and employees as exempt or non-exempt), workers’ compensation, unemployment insurance, plant closures and mass layoffs, affirmative action, work authorization, immigration, occupational safety and health, continuation coverage under group health plans, and, (ii) to the knowledge of Seller, are not and have not since January 1, 2017 engaged in any unfair labor practice.

(d)    To the extent required by Applicable Law, the Companies maintain insurance policies with the Puerto Rico State Insurance Fund Corporation and the Puerto Rico Department of Labor and Human Resources that are in full force and effect with respect to the Companies.

(e)    There is no Litigation pending, threatened in writing or, to the knowledge of Seller, otherwise threatened against any of the Companies before any arbitrator or any Governmental Authority regarding labor or employment matters or practices, or to which a current or former employee or independent contractor is party, except as would not reasonably be expected to result in a material liability to the Companies.

(f)    To the knowledge of Seller, except as would not reasonably be expected to result in a material liability to the Companies, as of the Effective Date, no current or former employee or independent contractor of the Companies is in any respect in violation of any term of any employment contract or consulting contract relating to restrictive covenant obligations (including any non-compete, non-solicit, non-interference, non-disparagement or confidentiality obligation), common law nondisclosure obligation or fiduciary duty obligation, in each case, owed to the Companies or any of their respective Subsidiaries.

(g)    Each employee of the Companies has all work or immigration permits or visas, each as required by Applicable Law for such employee for employment, citizenship and immigration status, and Section 3.27(g) of the Seller Disclosure Schedules sets forth a true and complete list as of the date hereof of the employees of the Companies who provide services pursuant to an immigration permit or visa.

(h)    The execution of this Agreement and the consummation of the transactions contemplated by this Agreement will not result in any breach or other violation of any employment contract, consulting contract or collective bargaining, works council or similar labor-related agreement to which any Company is a party or bound.

(i)    Since January 1, 2014, none of the Companies has entered into a settlement agreement with a current or former employee or independent contractor that involves allegations relating to sexual harassment by any (i) officer or director of the Companies or (ii) employee of the Companies serving in a managerial or supervisory role as of the Effective Date. Since January 1, 2014, no allegations of sexual harassment have been made against any (A) officer or director of the Companies or (B) employee of the Companies serving a managerial or supervisory role as of the Effective Date.

(j)    Each individual who is currently providing services to any Company through a third party service provider, or who, since January 1, 2017, provided services to any Company through a third party service provider, is or was properly classified as an independent contractor. Section 3.27(j) of the Seller Disclosure Schedule sets forth a complete and accurate list as of the date hereof of the service providers of the Companies who are individual consultants engaged to provide services with respect to the ordinary course operations of a Company’s business. No Company has a single employer, joint employer, alter ego or similar relationship with any other company.

Section 3.28    Employee Benefit Plans.

(a)    The term “Employee Plan” means each “employee benefit plan,” as defined in Section 3(3) of ERISA, each employment, severance or similar contract, plan, arrangement or policy, and each other plan or arrangement (written or oral) providing for compensation, bonuses, profit sharing, stock option or other stock related rights or other forms of incentive or deferred compensation, vacation benefits, insurance (including any self-insured arrangements), health or medical benefits, employee assistance program, disability or sick leave benefits, workers’ compensation, supplemental unemployment benefits, severance benefits and post-employment or retirement benefits (including compensation, pension, 401(k) or its equivalent, health, medical or life insurance benefits) which is maintained, administered or contributed to by Seller or its Subsidiaries and covers any current or former employee, director or independent contractor of any Company or their Subsidiaries. The term “Company Plan” means each Employee Plan solely sponsored or maintained by a Company or any of its Subsidiaries. Section 3.28(a) of the Seller Disclosure Schedule sets forth a complete and accurate list of each material Employee Plan and each Company Plan. With respect to each Company Plan, Seller has made available to Buyer a true and complete copy, as of the date of this Agreement, of (i) each plan document and most recent summary plan description, (ii) each trust agreement or annuity contract, if any, in effect as of the Effective Date, (iii) the most recently prepared actuarial valuation report for which an actuarial valuation report was required to be prepared under Applicable Law, and (iv) the most recent annual report on Form 5500 required to be filed with the Internal Revenue Service or similar annual report required to be filed with a Governmental Authority. With respect to each material Employee Plan that is not a Company Plan, Seller has made available to Buyer a true and complete copy, as of the date of this Agreement, of the most recent summary plan description or similar document thereof.

(b)    Neither Seller, any of its Subsidiaries, nor any of its ERISA Affiliates has, at any time during the six (6) years prior to the Effective Date, contributed to or been obligated to contribute to any “multiemployer plan,” as defined in Section 3(37) of ERISA, a multiple employer plan subject to Section 4063 or 4064 of ERISA, or a multiple employer welfare benefit arrangement (as defined in Section 3(40)(A) of ERISA), in either case, that could reasonably be expected to result in the Companies or any of its Subsidiaries incurring a material liability under Title IV of ERISA.

(c)    Each Company Plan has been administered, operated and maintained in compliance in all material respects with its terms and with the requirements prescribed by any and all Applicable Law which are applicable to such Employee Plan. There are no termination proceedings or other claims (except routine claims for benefits payable under the Company Plans) or proceedings pending, threatened in writing or, to the knowledge of Seller, otherwise threatened against or involving any Company Plan that would be reasonably expected to result in a material liability to the Companies.

(d)    Each Company Plan that is intended to be qualified under Section 1081.01(a) of the Puerto Rico Code (the “Company DC Plan”) has received a favorable determination letter, or has pending or has time remaining in which to file an application for such determination, from the Puerto Rico Treasury Department, and to the knowledge of Seller no event has occurred since the date of the most recent determination letter or application therefor that would reasonably be expected to adversely affect the qualification of such Company Plan. Seller has made available to Buyer copies of the most recent determination letters issued by the Puerto Rico Treasury Department with respect to each such Company Plan.

(e)    During the six (6) years prior to the Effective Date, no liability under Title IV or Section 302 of ERISA or Section 412 of the Code has been incurred by any of the Companies or any of their ERISA Affiliates that has not been satisfied in full and no event has occurred or circumstance exists, in either case, that could reasonably be expected to result in the Companies or any of its Subsidiaries incurring a material liability under Title IV of ERISA.

(f)    Except for such matters that, individually or in the aggregate, would not reasonably be expected to have a material liability on the Companies, with respect to any Employee Plan that is a pension plan, as that term is defined in Section 3(2) of ERISA, subject to Title IV of ERISA, Section 302 of ERISA or Section 412 of the Code, (i) no proceeding has been initiated by the Pension Benefit Guaranty Corporation (the “PBGC”) or Seller or any of their Affiliates to terminate such plan; (ii) during the six (6) years prior to the Effective Date, there has been no “reportable event” (as such term is defined in Section 4043 of ERISA) other than events for which the thirty (30) day notice period has been waived; (iii) no unsatisfied liability (other than for premiums to the PBGC not yet due) under Title IV or Section 302 of ERISA (including any liability related to any filing required in connection with a reportable event) has been, or is reasonably expected to be, incurred by Seller or any of its ERISA Affiliates; (iv) each required installment or any other payment required under Section 412 of the Code or Section 303 of ERISA has been made no later than the applicable due date; (v) as of the last day of the most recently completed plan year ended prior to the Effective Date, the actuarially determined present value of such plan’s benefit liabilities under Section 4001(a)(16) of ERISA did not exceed the then current value of such plan’s assets, or, if such liabilities did exceed such assets, the amount thereof was properly reflected on the consolidated financial statements of Seller and its Subsidiaries; (vi) no such plan has been required to file information pursuant to Section 4010 of ERISA for the plan year in effect on the Effective Date or the most recently completed plan year prior to the Effective Date; (vii) no such plan has applied for or received a waiver of the minimum funding standards or an extension of any amortization period within the meaning of Section 412 of the Code or Sections 302 or 303 of ERISA for the plan year in effect on the Effective Date or the most recently completed plan year prior to the Effective Date; and (viii) there are no funding-based limitations (within the meaning of Section 436 of the Code) in effect for the plan year in effect on the Effective Date.

(g)    Except for such matters that, individually or in the aggregate, would not reasonably be expected to have a material liability on the Companies, (i) all contributions required to be made with respect to any Company Plan have been timely made or properly accrued, (ii) there have been no “prohibited transactions” (as that term is defined in Section 406 of ERISA or Section 4975 of the Code), and (iii) all reports, returns and similar documents required to be filed with any Governmental Authority or distributed to any Company Plan participant have been timely filed or distributed.

(h)    Except as set forth on Section 3.28(h) of the Seller Disclosure Schedule, no Company Plan provides for post-employment or post-retirement health or medical or life insurance benefits for retired, former or current employees of such Company, except for post-termination coverage required by Applicable Law.

(i)    Seller maintains two frozen qualified noncontributory defined benefit Employee Plans, the Banco Santander de Puerto Rico Employees’ Retirement Plan (the “Bank Plan”) and the Banco Central Hispano - Puerto Rico Employees’ Pension Plan (the “BCH Plan”). Seller or its Affiliates previously filed the notice to freeze the Bank Plan and the BCH Plan in a timely manner with the PBGC. Seller has provided the most recent actuarial reports for the Bank Plan and the BCH Plan, and, to the knowledge of Seller, such actuarial reports are true and complete in all material respects. Seller and its Affiliates have not, nor, to the knowledge of Seller, have any of their directors, officers or employees or any other “fiduciary,” as such term is defined in Section 3 of ERISA, committed any material breach of fiduciary responsibility imposed by ERISA or any other Applicable Law with respect to the Employee Plans, which could reasonably be expected to subject any of the Companies or any of its directors, officers or employees to any material liability under ERISA or any Applicable Law.

(j)    Neither the execution nor delivery of this Agreement nor the consummation of the contemplated transactions under this Agreement shall, whether alone or in combination with any other event, result in (i) the accelerated vesting or payment of, or any increase in, any compensation under an Employee Plan to any current or former employee, director of any Company or their Subsidiaries or (ii) the entitlement of any current or former employee or director of any Company or their Subsidiaries to severance or termination pay or benefits, in each case, for which any Company or its Subsidiaries could reasonably be expected to have any material liability.

(k)    No amount that could be received (whether in cash or property or the vesting of property) as a result of the transactions contemplated hereby, by any present or former employee, director, independent contractor or consultant of any Company or their Subsidiaries under any Employee Plan or otherwise would not be deductible by reason of Section 280G of the Code or would be subject to an excise tax under Section 4999 of the Code.

(l)    None of the Companies or their Subsidiaries has any obligation to gross-up, indemnify or otherwise reimburse any employee of the Companies or their Subsidiaries for any Tax incurred by such employee, including under Code Section 409A or Code Section 4999, or any interest or penalty related thereto.

Section 3.29    Environmental Matters. Except as to matters that have not had and would not reasonably be expected to have a Material Adverse Effect:

(a)    (i) no written notice, order, request for information, complaint or penalty has been received by Seller or any of the Companies and (ii) there are no judicial, administrative or other actions, suits or proceedings pending, threatened in writing or, to the knowledge of

Seller, threatened, in the case of each of clauses (i) and (ii), which allege a violation of, noncompliance with or liability under any Environmental Law (including for the presence, disposal or release of or exposure to any hazardous material) and relate to any of the Companies;

(b)    each of the Companies has all environmental Permits necessary for its operations to comply with all applicable Environmental Law and, since January 1, 2017, has been and is in compliance with the terms of such Permits and with all other applicable Environmental Law; and

(c)    there has been no written environmental audit conducted within the past five years by Seller or any of the Companies of any property currently owned, operated or leased by any of the Companies that has not been delivered to Buyer prior to the Effective Date and no hazardous materials requiring investigation, remediation, or other response action or other conditions that could give rise to liability under Environmental Laws are present at or under such properties.

Section 3.30    Investment Securities. Each Company and its Affiliates have good and marketable title to all securities held by it (except securities sold under repurchase agreements or held in any fiduciary or agency capacity), free and clear of any Lien, except to the extent such securities are pledged in the ordinary course of business consistent with prudent business practices to secure obligations of such Company and its Affiliates and except for such defects in title or Liens that would not be material to such Company and its Affiliates and such securities are valued on the books of Seller and its Affiliates in accordance with GAAP. Section 3.30 of the Seller Disclosure Schedule sets forth the book and market value, as of the Reference Balance Sheet Date, of the investment securities, mortgage-backed securities and securities held for sale by the Companies.

Section 3.31    Derivative Instruments. All Derivative Transactions (as herein defined) were entered into for a Company’s account, or for the account of one or more customers of a Company (a) only in the ordinary and usual course of business and consistent with past practice, (b) in all material respects in accordance with applicable rules, regulations and policies of any Governmental Authority and other policies, practices and procedures employed by the Companies and (c) are legal, valid and binding obligations of enforceable against it in accordance with their terms (except as such enforcement may be limited by (i) the effect of bankruptcy, insolvency, reorganization, receivership, conservatorship, arrangement, moratorium or other laws affecting or relating to the rights of creditors generally, or (ii) the rules governing the availability of specific performance, injunctive relief or other equitable remedies and general principles of equity, regardless of whether considered in a proceeding in equity or at law), and are in full force and effect. The files with respect to each Derivative Instrument contain all of the material documents and instruments evidencing such Derivative Instrument or any rights, obligations or interests related thereto. The Companies have duly performed in all material respects their obligations under the Derivative Transactions to the extent required, and to the knowledge of Seller, there are no material breaches, violations or defaults or allegations or assertions of such by any party thereunder. As used herein, “Derivative Transactions” means any swap transaction, option, warrant, forward purchase or sale transaction, futures transaction, cap transaction, floor transaction or collar transaction relating to one or more currencies, commodities, bonds, equity securities, loans, interest rates, prices, values, or other financial or non-financial assets, credit-related events or conditions or any indexes, or any other similar transaction or combination of any of these transactions, including collateralized debt or equity instruments evidencing or embedding any such types of transactions, and any related credit support, collateral or other similar arrangements related to such transactions.

Section 3.32    Loans.

(a)    Section 3.32(a) of the Seller Disclosure Schedule sets forth a true and complete list, as of the date set forth therein, of all loans that are owned by the Companies (including (i) the unpaid principal balance of each such loan, (ii) the gross amount of the commitment with respect to each such loan, (iii) the remaining unfunded commitment of each such loan, and (iv) to the extent any of the Extensions of Credit are mortgage loans, identifies such Extensions of Credit as such (the “Mortgage Loans”), as well as a list of each Extension of Credit that requires the affirmative consent or approval of any Person in order to consummate the transactions contemplated by this Agreement and the Ancillary Agreements. No loan or Extension of Credit set forth on Section 3.32(a) of the Seller Disclosure Schedule is, as of the Effective Date, more than thirty (30) days past due.

(b)    As to each Extension of Credit:

(i)    Each Extension of Credit was made and originated by a Company (or, in the case of an Extension of Credit purchased by a Company, by the Person making such Extension of Credit): (A) in the ordinary course of business at the time such Extension of Credit was made; (B) in accordance in all material respects with then existing federal and state laws; and (C) in accordance with the applicable Company’s (or other person making such Extension of Credit) loan origination and credit policies and procedures as in effect from time to time.

(ii)    Each Extension of Credit has been serviced and administered in all material respects in accordance with (A) the applicable Company’s standard loan servicing and operating procedures as in effect from time to time; (B) all Applicable Laws; and (C) the respective loan documents governing each Extension of Credit.

(iii)    No material rights or remedies under the loan documents relating to the Extensions of Credit have been amended, modified, waived, subordinated or otherwise altered by a Company except as evidenced by a written instrument which is a part of the loan files with respect to the Extensions of Credit and was entered into by the Companies in good faith and in the ordinary course of business.

(iv)    Each Extension of Credit constitutes a legal, valid and binding obligation of the applicable Company and the respective borrower(s), guarantor(s) or other obligor(s), enforceable against such borrower(s), guarantor(s) or other obligor(s) in accordance with its terms, except as may be limited by (A) the effect of bankruptcy, insolvency, reorganization, receivership, conservatorship, arrangement, moratorium or other Applicable Laws affecting or relating to the rights of creditors generally, or (B) the rules governing the availability of specific performance, injunctive relief or other equitable remedies and general principles of equity, regardless of whether considered in a proceeding in equity or at law.

(v)    Each Extension of Credit that purports to be secured is secured by a valid and enforceable security interest or lien on the secured property described in the applicable given security agreement.

(vi)    The loan files with respect to each Extension of Credit contain all of the material documents and instruments evidencing the Extensions of Credit or any rights, obligations or interests related thereto.

(vii)    All payments made up to the Closing Date on the Extensions of Credit have (or will have) been properly credited to the respective Extension of Credit.

(c)    Each Mortgage Loan that was originated or underwritten, or is owned, by any Company complied in all material respects, at the time of its origination with all Applicable Laws that were in effect as of the origination date. Each Company has complied in all material respects with its servicing obligations under the applicable mortgage servicing agreement with respect to such Mortgage Loan, including with respect to the applicable required reserves and replacement reserve requirements, and with respect to escrow administration procedures and practices.

(d)    No Mortgage Loan is subject to any foreclosure Litigation or other mortgage default legal proceeding by any Company.

(e)    From January 1, 2017 through the Effective Date, there has been no written demand made to any Company, Seller or any of their respective Affiliates, for the repurchase of a Mortgage Loan due to the alleged breach of any representation, warranty or covenant with respect to the Mortgage applicable to such Mortgage Loan, or due to alleged fraud relating to such Mortgage Loan.

(f)    Each Mortgage Loan is evidenced by a Mortgage Note and is duly secured by a valid, subsisting, enforceable and perfected first Lien on the related Mortgaged Property, in each case, on such forms and with such terms as comply with all Applicable Laws. Each Mortgage related to a Mortgage Loan creates an ownership interest in an estate in fee simple in the Mortgaged Property. Each Mortgage Note related to a Mortgage Loan and the related Mortgage is genuine and each is the legal, valid and binding obligation of the maker thereof, enforceable in accordance with its terms, subject to bankruptcy, insolvency and similar laws affecting generally the enforcement of creditors’ rights and the discretion of a court to grant specific performance. No Mortgage Loan is subject to any rights of rescission, set-off, counterclaim or defense, nor will the operation of any of the terms of the applicable Mortgage Note or the Mortgage, or the exercise of any right thereunder, render either such Mortgage Note or such Mortgage unenforceable by the lender, in whole or in part, or subject to any right of rescission, set-off, counterclaim or defense, including the defense of usury, and no such right of rescission, set-off, counterclaim, or defense has been asserted with respect thereto.

(g)     All buildings or other customary insured improvements upon each Mortgaged Property related to a Mortgage Loan are insured, by an insurer qualified to do business in Puerto Rico against loss by fire, flood, hazards of extended coverage and such other hazards as are required by Applicable Law.

(h)    Any requirements of any Applicable Law, including usury, truth in lending, real estate settlement procedures, consumer credit protection, predatory and abusive lending laws, equal credit opportunity, fair housing and disclosure laws or unfair and deceptive practices laws applicable to the origination and servicing by any Company or an agent of any Company of mortgage loans of a type similar to the Mortgage Loans have been complied with. Each Mortgage Loan, at the time it was made, complied in all material respects with all Applicable Laws, including, but not limited to, all applicable predatory and abusive lending laws.

(i)    Each Mortgage is properly recorded, has been presented for recording and will be a valid, perfecting and enforceable first Lien and first priority security interest with respect to each Mortgage Loan on the Mortgaged Property, including all improvements on the Mortgaged Property. Any mortgage document related to and delivered in connection with the Mortgage Loans establishes and creates a valid, existing and enforceable first Lien and first priority security interest with respect to each first Lien Mortgage Loan on the property described therein. The Lien in respect of each Mortgage is insured by an accredited American Land Title Association lender’s title insurance policy, or its equivalent as adopted in the applicable jurisdiction. Each such title policy is in full force and effect, and all premiums thereon have been paid in full.

(j)    Each Mortgage Note and related Mortgage are original and genuine and each is the legal, valid and binding obligation of the maker thereof, enforceable in all respects in accordance with its terms. All parties to each Mortgage Note and each Mortgage had legal capacity to enter into each Mortgage Loan and to execute and deliver each Mortgage Note and each Mortgage, and each Mortgage Note and each Mortgage have been duly and properly executed by such parties. The borrower under each Mortgage has received all disclosure materials required by Applicable Law with respect to the making of fixed or adjustable rate mortgage loans, as applicable.

(k)    The relevant Mortgage Loan files are complete and accurate in all material respects and are being maintained in all material respects in accordance with all Applicable Law.

(l)    This Section 3.32 contains the sole and exclusive representations and warranties of Seller with respect to Extensions of Credit.

Section 3.33    Insurance Regulatory Matters.

(a)    PR Insurance is licensed, authorized or otherwise eligible to conduct its business as currently conducted in each jurisdiction where it is conducted.

(b)    The financial statements included in all annual, quarterly and other periodic statements submitted by Seller or any Company since January 1, 2017 to any Governmental Authorities regulating the business of insurance of each jurisdiction in which PR Insurance is licensed, authorized or otherwise eligible to conduct its business were prepared in accordance with applicable statutory accounting principles under Applicable Law.

Section 3.34    Non-Performing Assets. Section 3.34 of the Seller Disclosure Schedule sets forth a true and correct list of all Non-Performing Assets of the Companies as of September 30, 2019.

Section 3.35    Holding Company. HoldCo is a bank holding company registered under the BHC Act; has made an effective election to be a financial holding company; continues to meet, and has no reason to believe it will not continue to meet, the requirements for qualification as a financial holding company; and has, and has engaged in, no business activities other than holding interests in the Companies. HoldCo does not have, and has not ever had, any employees. HoldCo has no liabilities (including contingent liabilities) of any nature, other than liabilities of the Companies (other than HoldCo) and for which HoldCo is liable under a guaranty, keepwell or other surety obligation.

Section 3.36    No Additional Representations. Seller acknowledges and agrees that, except for the representations and warranties expressly set forth in Article IV (a) Buyer and Buyer Parent do not make, and have not made, any representations or warranties relating to itself or its businesses or otherwise in connection with the transactions contemplated hereby and Seller is not relying on any representation or warranty except for those expressly set forth in this Agreement, (b) no person has been authorized by Buyer or Buyer Parent to make any representation or warranty relating to itself or its business or otherwise in connection with the transactions contemplated hereby, and if made, such representation or warranty must not be relied upon by Seller as having been authorized by such party, and (c) any estimates, projections, predictions, data, financial information, memoranda, presentations or any other materials or information provided or addressed to Seller or any of its representatives are not and shall not be deemed to be or include representations or warranties unless any such materials or information is the subject of any express representation or warranty set forth in Article IV.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF BUYER AND BUYER PARENT

Except as set forth in the Buyer Disclosure Schedule, Buyer and Buyer Parent represent and warrant to Seller as follows:

Section 4.01    Organization and Power.

(a)    Each of Buyer and Buyer Parent is duly organized, validly existing and (if applicable) in good standing under the laws of its jurisdiction of organization and has all corporate powers and authority required to carry on its business as now conducted. Each of Buyer and Buyer Parent is duly qualified to do business as a foreign entity and (if applicable) is in good standing in each jurisdiction where such qualification is necessary. Each of Buyer and Buyer Parent has prior to the Effective Date delivered to Seller true and complete copies of its certificate of incorporation and bylaws (or comparable documents), in each case, as currently in effect.

(b)    Without limitation to Section 4.01(a), (i) Buyer is a Puerto Rico chartered FDIC-insured state nonmember bank that is licensed by the OCFI and has full power and authority to conduct a banking business as now conducted by it; and (ii) Buyer Parent is a financial holding company that is subject to regulation, supervision and examination by the Federal Reserve.

Section 4.02    Corporate Authorization. The execution, delivery and performance by Buyer or Buyer Parent (or any of Buyer’s Affiliates that may be a party to any Ancillary Agreement, as applicable) of this Agreement and each of the Ancillary Agreements to which Buyer or Buyer Parent (or such Affiliate) is or will be a party, as applicable, and the consummation by Buyer or Buyer Parent (or such Affiliate), as applicable, of the transactions contemplated hereby and thereby, (i) are within Buyer’s or Buyer Parent’s (or such Affiliate’s), as applicable, corporate (or comparable) powers and have been duly authorized by all necessary corporate (or comparable) action on the part of Buyer or Buyer Parent (or such Affiliate), as applicable, and (ii) do not require the approval of any holder of the capital stock of (or any other economic interest in) Buyer, Buyer Parent or any of their respective Subsidiaries under Applicable Law, their respective organizational documents, the listing rules of the NYSE or otherwise. Assuming the due authorization, execution and delivery of this Agreement and the Ancillary Agreements by Seller (or, in the case of the Ancillary Agreements, Seller and/or Seller’s Affiliate(s) party thereto, as applicable), this Agreement constitutes, and each Ancillary Agreement to which Buyer, Buyer Parent or any of their respective Affiliates is a party when executed and delivered will constitute, a valid and binding agreement of Buyer or Buyer Parent (or, in the case of the Ancillary Agreements, Buyer and/or Buyer’s Affiliate(s) party thereto), as applicable, enforceable against Buyer or Buyer Parent (or such Affiliate(s)), as applicable, in accordance with its terms, except as such enforcement may be limited by the Enforceability Exceptions.

Section 4.03    Consents and Approvals. Except for the (a) Governmental Approvals set forth on Section 4.03(a) of the Buyer Disclosure Schedule and (b) Third Party Approvals set forth on Section 4.03(b) of the Buyer Disclosure Schedule, or as may result from any facts or circumstances solely relating to Seller or its Affiliates (as opposed to any other third party), the execution and delivery by Buyer and Buyer Parent of this Agreement and the Ancillary Agreements to which it is or will be a party do not, and the performance by Buyer, Buyer Parent or any of their respective Affiliates of, and the consummation by Buyer, Buyer Parent or any of their respective Affiliates of the transactions contemplated by, this Agreement and such Ancillary Agreements will not: (i) require any Governmental Approval to be obtained or made by Buyer, Buyer Parent or any of their respective Affiliates; and (ii) require any Third Party Approval to be obtained or made by Buyer, Buyer Parent or any of their respective Affiliates.

Section 4.04    Noncontravention. Provided that all Governmental Approvals and Third Party Approvals described in Section 4.03(a) of the Buyer Disclosure Schedule and Section 4.03(b) of the Buyer Disclosure Schedule, respectively, have been obtained or taken, the execution, delivery and performance by Buyer or Buyer Parent (or any of their respective

Affiliates who may be a party to any Ancillary Agreement), as applicable, of this Agreement and the Ancillary Agreements to which any of the foregoing is or will be a party, as applicable, and the consummation by Buyer or Buyer Parent (or such Affiliate), as applicable, of the transactions contemplated hereby and thereby, do not and will not (i) violate the certificate of incorporation or bylaws (or comparable documents) of Buyer or Buyer Parent (or any such Affiliate), as applicable; (ii) violate any Applicable Law; or (iii) constitute a default under, or give rise to any right of termination, cancellation or acceleration of any right or obligation of Buyer or Buyer Parent (or any such Affiliate), as applicable, under any provision of any agreement or other instrument binding upon Buyer or Buyer Parent (or any such Affiliate), as applicable, with such exceptions, in the case of clauses (ii) and (iii), as would not, individually or in the aggregate, have a Buyer Material Adverse Effect.

Section 4.05    Consideration. Immediately prior to the Closing, Buyer will have sufficient immediately available cash in order to perform its obligations under this Agreement, and to consummate the transactions contemplated hereby, including payment to Seller of the Estimated Purchase Price at the Closing. Buyer acknowledges that its obligations under this Agreement are not contingent upon or subject to any conditions regarding Buyer’s, its Affiliates’ or any other Person’s ability to obtain financing for the consummation of the transaction contemplated by this Agreement.

Section 4.06    Finders’ Fees. There is no investment banker, broker, finder or other intermediary that has been retained by or is authorized to act on behalf of Buyer, Buyer Parent or any of their respective Subsidiaries that might be entitled to any fee or commission in connection with the transactions contemplated by this Agreement from Seller or any of its Affiliates or any Company.

Section 4.07    Purchase for Investment. Buyer is acquiring the HoldCo Shares for investment for its own account and not with a view to, or for sale in connection with, any distribution thereof to any unaffiliated Person or in violation of Applicable Law. Buyer acknowledges that it is a sophisticated purchaser of businesses and that it has sufficient knowledge and experience in financial and business matters so as to be capable of evaluating the merits and risks of its investment in the HoldCo Shares and is capable of bearing the economic risks of such investment. Each of Buyer and Buyer Parent acknowledges that the HoldCo Shares are not registered under the Securities Act and may not be transferred, sold or otherwise disposed of except pursuant to the registration provisions of the Securities Act or pursuant to an applicable exemption therefrom and pursuant to Applicable Law.

Section 4.08    Compliance with Laws and Governmental Orders. Buyer, Buyer Parent and their Affiliates have operated their respective businesses in compliance in all material respects with Applicable Laws and any non-compliance therewith would not reasonably be expected to prevent, materially impair or materially delay the ability of Buyer or Buyer Parent to consummate the transactions contemplated by this Agreement or the Ancillary Agreements.

Section 4.09    Regulatory Filings. Except for normal examinations conducted by a Governmental Authority in the ordinary course of the business of Buyer or Buyer Parent, no Governmental Authority has initiated, threatened or advised Buyer or Buyer Parent, as applicable, that it would initiate, or has pending any material proceeding, enforcement action or, to the knowledge of Buyer or Buyer Parent, as applicable, investigation into the business, disclosures or operations of Buyer or Buyer Parent, as applicable, except as would not reasonably be expected to prevent or delay the receipt of any necessary Government Approvals. There has been no formal or informal inquiry by, or disagreement or dispute with, any Governmental Authority with respect to the business, operations, policies or procedures of Buyer or Buyer Parent (other than normal examinations conducted by a Governmental Authority in the ordinary course of business of Buyer or Buyer Parent, as applicable, or as would not reasonably be expected to prevent or delay the receipt of any necessary Government Approvals). As of the Effective Date, neither Buyer nor Buyer Parent is aware of any reason why the necessary Governmental Approvals will not be received in order to permit consummation of the transactions contemplated by this Agreement on a timely basis.

Section 4.10    Supervisory Actions; Capitalization.

(a)    Except as would not reasonably be expected to prevent or delay the receipt of any necessary Government Approvals, neither Buyer nor Buyer Parent is subject to any cease-and-desist or other order or enforcement action issued by, is a party to any written agreement, consent agreement or memorandum of understanding with, is a party to any commitment letter or similar undertaking to, is subject to any order or directive by, is the subject of a currently outstanding supervisory letter from, has been ordered to pay any civil money penalty by, or since January 1, 2017 has adopted any policies, procedures or board resolutions at the request or suggestion of, any Governmental Authority, other than those of general application and neither Buyer nor Buyer Parent has been advised by any Governmental Authority that it is considering issuing, initiating, ordering or requesting any of the foregoing, other than those of general application.

(b)    As of June 30, 2019, Buyer, Buyer Parent and each of their respective insured depository institutions is “well-capitalized” (as that term is defined in the relevant regulation of the institution’s primary federal bank regulator), and each institution’s rating under the CRA is no less than “satisfactory.”

Section 4.11    Holding Company. Buyer Parent is a bank holding company registered under the BHC Act; has made an effective election to be a financial holding company; and meets, and has no reason to believe it will not continue to meet, the requirements for qualification as a financial holding company.

Section 4.12    No Additional Representations. Each of Buyer and Buyer Parent acknowledges and agrees that, except for the representations and warranties expressly set forth in Article III (a) Seller does not make, or has not made, any representations or warranties relating to itself, the Companies or any of their businesses or otherwise in connection with the transactions contemplated hereby and Buyer or Buyer Parent, as applicable, is not relying on any representation or warranty except for those expressly set forth in this Agreement, (b) no person has been authorized by Seller or the Companies to make any representation or warranty relating to themselves or their businesses or otherwise in connection with the transactions contemplated hereby, and if made, such representation or warranty must not be relied upon by Buyer or Buyer Parent, as applicable, as having been authorized by such party, and (c) any estimates, projections, predictions, data, financial information, memoranda, presentations or any other materials or information provided or addressed to Buyer or Buyer Parent, as applicable, or any of their respective representatives are not and shall not be deemed to be or include representations or warranties unless any such materials or information is the subject of any express representation or warranty set forth in Article III. Notwithstanding the foregoing, nothing in this Section 4.12 is intended or shall be deemed to have the effect of eliminating, limiting or restricting in any way any Person’s rights or remedies in the event of fraud.

ARTICLE V

COVENANTS

Section 5.01    Conduct of the Companies.

(a)    From the Effective Date through the Closing Date, except (w) as disclosed on Section 5.01(a) of the Seller Disclosure Schedule, (x) as expressly contemplated by this Agreement, (y) as required by Applicable Law or (z) to the extent consented to by Buyer in advance in writing (which consent shall not be unreasonably withheld, conditioned or delayed), Seller shall cause each Company to conduct its businesses in the ordinary course, and shall (1) use commercially reasonable efforts to preserve intact their respective business organizations, the operation of their respective businesses (including, for the avoidance of doubt, with respect to PR Bank, its deposit franchise), and maintain their Permits in full force and effect and their relationships and goodwill with Governmental Authorities, employees, customers, producers, suppliers, vendors, service providers, deposit holders and others having material business relationships with the Companies and their respective business, and (2) cause the Companies not to do any of the following:

(i)    adopt or propose any change in its certificate of incorporation or bylaws (or comparable documents);

(ii)    effect any recapitalization, redemption or reclassification, stock split or like change in the capitalization of any of the Companies or adopt a plan of complete or partial liquidation, dissolution, restructuring or other reorganization of any of the Companies;

(iii)    (A) declare, set aside or pay any dividend or other distribution (whether in cash, stock or property or any combination thereof) in respect of any Company Security (other than any dividend or distribution by a Company to another Company) or (B) redeem (or establish a sinking fund with respect to redemption), repay, purchase, repurchase or otherwise acquire, or offer to redeem, repay, purchase, repurchase or otherwise acquire, any Company Securities;

(iv)    transfer, issue, sell, pledge, encumber or dispose of, or authorize the transfer, issuance, sale, encumbrance or disposition of, any Company Securities or grant options, warrants, calls, puts, or other rights to purchase or otherwise acquire any Company Securities;

(v)    merge or consolidate any of the Companies with or into, or agree to merge or consolidate any of the Companies with or into, any other Person, or enter into a purchase and assumption transaction with respect to assets and liabilities;

(vi)    (A) amend, modify or change any Company’s investment practices other than changes generally applicable to Seller and its Affiliates or (B) make any change in any material respect to the investment portfolio of any of the Companies in terms of duration, credit, quality or type of interests, except as required by Applicable Law;

(vii)    other than in the ordinary course of business consistent in all material respects with past practice, (A) purchase, sell, lease, exchange, license, pledge, encumber, issue or otherwise dispose of or acquire any property or assets, individually or in the aggregate, material to the Companies or (B) grant or take any other action that will result in the imposition of any Lien on any property or assets of any of the Companies (other than (x) pursuant to contracts or commitments in effect on the Effective Date and (y) Permitted Liens);

(viii)    purchase or otherwise acquire any material assets or incur any material liabilities other than in the ordinary course of business consistent in all material respects with past practice;

(ix)    make or incur any capital expenditure in excess of $250,000 individually or $1,000,000 in the aggregate;

(x)    amend any Surviving Related Party Agreement;

(xi)    other than in the ordinary course of business in response to changes to interest rates on similar deposit products in the Puerto Rico markets generally, change the interest rates applicable to deposit accounts;

(xii)    (A) incur any material long-term indebtedness for borrowed money (or modify any of the material terms of any such outstanding long-term indebtedness) other than in the ordinary course of business consistent in all material respects with past practice, (B) subject any material asset to a Lien (other than (1) Permitted Liens, (2) in connection with deposits, repurchase agreements, bankers acceptances, “treasury tax and loan” accounts established in the ordinary course of business and transactions in “federal funds” and the satisfaction of legal requirements in the exercise of trust powers and (3) in the ordinary course of business consistent in all material respects with past practice) or (C) assume, guarantee, endorse or otherwise as an accommodation become responsible for the indebtedness or other obligations of any other Person in an amount that is material to the Companies, taken as a whole, or make any material Extension of Credit or material capital contribution to, or material investment in, any Person, except, in each case, in the ordinary course of business;

(xiii)    except for existing Extensions of Credit issued prior to the Effective Date that have not yet expired, make any new Extension of Credit or renewal of Extensions of Credit other than substantially in accordance with the credit policy of the Companies in effect as of the Effective Date;

(xiv)    change any method, practice or principle of financial accounting, except as may be required from time to time by GAAP (without regard to any optional early adoption date), regulatory accounting guidelines or Applicable Law;

(xv)    (A) amend or assign, renew or extend or terminate any existing Material Contract, (B) enter into any agreement that would be a Material Contract or Related Party Agreement if in effect on the Effective Date or (C) waive, release or assign any material rights or claims under any existing Material Contract, in each case, other than in the ordinary course of business consistent in all material respects with past practice; provided; however, (I) Seller shall, and shall cause the applicable Company to, (x) consult with Buyer in good faith on the material terms of any amendment, assignment, renewal or extension in respect of any Real Property Lease (including, for the avoidance of doubt, the term and price per square foot thereof) and (y) use commercially reasonable efforts to effect any material terms determined pursuant to the consultations described in the preceding clause (x) in any such amendment, assignment, renewal or extension, as applicable; and (II) in no event shall any Real Property Lease set forth on Section 5.01(a)(xv)(II) of the Seller Disclosure Schedule be amended, assigned, renewed or extended on economic terms that exceed those set forth on Section 5.01(a)(xv)(II) of the Seller Disclosure Schedule without the prior written consent of Buyer;

(xvi)    create any new Subsidiary or open any new business units;

(xvii)    license, assign, subject to any Lien (other than a Permitted Lien) or otherwise encumber (other than a Permitted Lien), or abandon, cancel, or allow to lapse or fail to maintain any material Intellectual Property Rights owned by any Company except in the ordinary course of business consistent in all material respects with past practice;

(xviii)    other than any settlement or compromise that (A) consists of a cash payment of $75,000 or less, (B) does not contain or require any material limitations on, or requirements that will materially impact the operation of, the Companies or their Affiliates following the Closing and (C) does not involve an express admission of any violation of Applicable Law by the Companies (or by Seller or its Affiliates in respect to the business, operations or conduct of the Companies), pay, settle or compromise (or institute) any Litigation or threatened Litigation (in each case, other than a Tax Proceeding) related to the business of the Companies;

(xix)    other than (A) in connection with any action pursuant to any broad-based plan sponsored or maintained by Seller or its Affiliates (other than the Companies) that applies uniformly to employees of the Company and its Subsidiaries and other similarly situated employees of any of Seller, (B) pursuant to the provisions of any Employee Plan or collective bargaining agreement (or similar labor-related agreement), or (C) as required by Applicable Law, (1) grant or increase any severance or termination pay of (or amend any existing severance or termination pay arrangement with) any current employee of the Company or their Subsidiaries (“Company Employee”), director or independent contractor (each, a “Service Provider”), (2) enter into any employment, deferred compensation or other similar agreement (or amend any such existing agreement) with any Company Employee, (3) enter into, adopt, renew, terminate or amend any Company Plan, collective bargaining agreement (or similar labor-related agreement) with respect to any Company Employee, or any new arrangement for the benefit of any Company Employee that would be an Employee Plan if it were in existence as of the Effective Date, (4) increase the annual base salary or incentive compensation payable to any Company Employee, except for increases (x) in annual base salary (which may result in a corresponding increase in incentive compensation opportunity) of not more than 3% of the Company Employee’s annual base salary as in effect on the Effective Date, so long as such increases in annual base salary in the aggregate do not increase the aggregate annual base salaries of all Company Employees by more than 2% from the aggregate annual base salaries as in effect on the Effective Date, (5) grant any awards under any bonus, incentive, performance, equity or other compensation plan or arrangement or Company Plan, (6) take any action to accelerate the vesting or payment of, or fund or otherwise secure the payment of, any compensation or benefits under any Company Plan, (7) waive, release or limit any restrictive covenant obligations of any Service Provider, (8) terminate the employment of any Company Employee with an aggregate compensation (base salary and target bonus opportunity) of $100,000 or above other than for cause or (9) hire any Company Employee whose aggregate compensation (base salary and target bonus opportunity) exceeds $100,000 per year (other than to replace any Company Employee who has resigned or been terminated for cause on the same or substantially similar terms and conditions of employment, including base salary and target bonus opportunity, as the departing Company Employee);

(xx)    make, change or revoke any material Tax election, adopt or change any material method of Tax accounting, adopt or change any taxable year or period, enter into any closing agreement with respect to Taxes, file any material amended Tax Return, fail to timely pay any material Taxes (taking into account any applicable extensions), settle or compromise any claim with respect to material Taxes or surrender any claim for a refund of material Taxes;

(xxi)    make any changes to the personnel or activities related to the PR Bank’s deposit acquisition, retention, attrition management or servicing functions, or otherwise make any changes, in each case, that would materially impact the productivity or service levels of PR Bank’s deposit franchise; or

(xxii)    agree or commit to do any of the foregoing.

Nothing in this Section 5.01(a) shall restrict Seller’s or any Company’s ability, in any respect, to settle or otherwise eliminate Related Party Balances and terminate Related Party Agreements pursuant to Section 5.10 hereof. The parties acknowledge and agree that an e-mail from one or more of the following individuals (or such other persons as Buyer may specify by notice to Seller) referencing this Section 5.01(a) and granting consent shall constitute a valid consent of Buyer for all purposes under this Section 5.01(a): Lawrence Odell (lawrence.odell@firstbankpr.com) and Sara Alvarez (sara.alvarez@firstbankpr.com).

Section 5.02    Access to Information.

(a)    From the Effective Date until the Closing Date, except as determined in good faith to be appropriate to ensure compliance with any Applicable Law (including with respect to confidential supervisory information) and subject to any applicable privileges (including the attorney-client privilege), Seller shall and shall cause their Affiliates to, and shall cause each of the Companies and each of its and their respective Representatives to (i) give Buyer and its Representatives reasonable access (including reasonable advance written notice) to (A) the properties and personnel and (B) Books and Records of each Company and to the books and records of Seller to the extent relating to any Company and the business or ownership of any Company and (ii) furnish to Buyer and its Representatives such financial and operating data and other information relating to each Company and the business of each Company as such Persons may reasonably request; in each case, for the purposes of facilitating the migration of the Companies’ business to Buyer in connection with the transactions contemplated hereby (including for the avoidance of doubt, in connection with the development of the Transition Services Plan described in Section 5.24); provided that such access and furnishing of information shall be conducted in such manner as not to interfere unreasonably with the conduct of the business of Seller or any of the Companies. Notwithstanding the foregoing, no such access or furnishing of information shall be permitted to the extent that (x) Seller determines in good faith that it would require the Companies, Seller or its Affiliates to disclose information subject to attorney-client privilege, (y) Seller determines in good faith that it would conflict with any confidentiality obligations by which the Companies, Seller or its Affiliates is bound to an unaffiliated third party or (z) legal counsel for the Companies or Seller reasonably concludes that disclosure would give rise to antitrust or competition law issues or violate a protective order or otherwise may not be disclosed pursuant to Applicable Law; provided that Seller and the Companies shall use commercially reasonable efforts to make other arrangements (including redacting information or making substitute disclosure arrangements) that would enable such access or furnishing of information to Buyer to occur without contravening such privilege, confidentiality obligation, antitrust or competition law, protective order or Applicable Law.

(b)    From and after the Closing, Seller and its Affiliates and their respective Representatives shall cease to have access to the virtual data site at https://services.intralinks.com but shall be permitted to retain, until the latest date referenced in Section 9.01, copies of any information, documents or materials made available on such site prior to the Closing, which retained copies, if any, shall remain subject to Section 5.06; provided, however, that the use of any such retained copies shall be limited exclusively to those matters set forth in clauses (i) - (iv) of Section 5.06(e). Thereafter, Seller and its Affiliates and their respective Representatives shall destroy (or deliver to Buyer pursuant to Section 5.04) and held (including on any electronic or magnetic media or any electronic data base systems) by Seller and its Affiliates or their respective Representatives, as applicable; provided that the foregoing requirement shall not apply to (i) any Authorized Retained Information, (ii) so long as Seller, its Affiliates or their respective Representatives, as applicable, comply with the requirements of Section 5.06(c) with respect thereto, or (iii) any information, documents or materials subject to a Required Disclosure or a Regulatory Disclosure.

Section 5.03    Certain Filings and Approvals.

(a)    Buyer, Buyer Parent and Seller shall (and Seller shall cause the Companies to) cooperate with each other and use their reasonable best efforts to promptly prepare and file all necessary documentation, to effect all applications, notices, petitions and filings (and in the case of the applications, notices, petitions and filings in respect of the Requisite Governmental Approvals, to make such filings within thirty (30) days of the date of this Agreement), to obtain as promptly as practicable all permits, consents, clearances, approvals and authorizations of all third parties and Governmental Authorities which are necessary or advisable to consummate the transactions contemplated by this Agreement (including the HoldCo Merger and the Bank Merger), and to comply with the terms and conditions of all such permits, consents, clearances, approvals and authorizations of all such Governmental Authorities.

(b)    The parties hereto shall have the right to review in advance, and, to the extent practicable, each will consult the other on, in each case subject to Applicable Law relating to the exchange of information (including with respect to confidential supervisory information), all the information relating to the parties hereto, as the case may be, and any of their respective Affiliates, which appears in any filing made with, or written materials submitted to, any third party or any Governmental Authority in connection with the transactions contemplated by this Agreement. In exercising the foregoing right, each of the parties hereto shall act reasonably and as promptly as practicable. The parties hereto agree that they will consult with each other with respect to the obtaining of all permits, consents, clearances, approvals and authorizations of all third parties and Governmental Authorities necessary or advisable to consummate the transactions contemplated by this Agreement and each party will keep the others apprised of the status of matters relating to such permits, consents, clearances, approvals and authorizations. In addition, each party shall consult with the other in advance of any meeting or conference with any Governmental Authority in connection with the transactions contemplated by this Agreement and, to the extent permitted by such Governmental Authority, give each other party and/or its counsel the opportunity to attend and participate in such meetings and conferences, in each case subject to Applicable Law. As used in this Agreement, the term “Requisite Governmental Approvals” shall mean, collectively, all Governmental Approvals set forth on Section 5.03(b) of the Seller Disclosure Schedule.

(c)    In furtherance and not in limitation of the foregoing, each of Buyer, Buyer Parent and Seller shall, and shall cause their respective Affiliates to, use their reasonable best efforts to take all actions necessary so as to enable obtaining the Requisite Governmental Approvals as soon as practicable. The parties agree and acknowledge that the obligations of the parties set forth in this Section 5.03 shall include the development and preparation of any “integration plan” as may be required by or in connection with any of the foregoing applications, notices, petitions or filings. Notwithstanding the foregoing or anything to the contrary in this Agreement, nothing contained herein shall be deemed to require Seller to take any action, or commit to take any action, or agree to any condition or restriction, in connection with obtaining the foregoing permits, consents, approvals and authorizations of any Governmental Authority (such actions, “Remedial Actions”), unless such Remedial Action relates to the business of the Companies, is necessary, proper or advisable to satisfy a condition set forth in Article VII and its effectiveness is conditioned upon the Closing occurring; provided that Seller shall not propose, negotiate, commit to or effect any Remedial Action, or otherwise take or commit to take any action in connection with obtaining any Requisite Governmental Approvals, without the prior written consent of Buyer.

(d)    From the Effective Date through the Closing Date, neither Buyer nor Buyer Parent shall authorize or undertake a business combination or acquisition transaction that, at the time such action is taken, could reasonably be expected to prevent, materially impede or materially delay the consummation of the transactions contemplated by this Agreement or materially impair Buyer’s or Buyer Parent’s, as applicable, ability to perform its obligations under this Agreement or consummate the transactions contemplated hereby.

(e)    The parties hereto shall, and shall cause their respective Affiliates to, use their respective reasonable best efforts to obtain any Third Party Approvals that may be or may become reasonably necessary, proper or advisable to be obtained to consummate and make effective, or cure any right of termination, cancellation or acceleration, or fulfill any required notice or consent, that may arise under any Material Contract resulting from, the transactions contemplated by this Agreement (other than the HoldCo Merger or the Bank Merger) and the Ancillary Agreements. In the event that a Third Party Approval is not obtained prior to the Closing Date, Seller and Buyer shall, and shall cause their respective Affiliates to, use their respective reasonable best efforts to cooperate to enter into a lawful and reasonable arrangement such that Buyer shall obtain, to the extent practicable and permitted by Applicable Law, the rights and benefits that would have accrued to Buyer if such Third Party Approval were obtained, and assume and be responsible (and promptly reimburse Seller) for any corresponding liabilities in relation to the benefits so provided.

Section 5.04    Transfer and Maintenance of Books and Records.

(a)    At or prior to Closing, to the extent that any Books and Records are in the possession of Seller or any of its Affiliates (other than the Companies) and not also in the possession of the Companies, Seller shall, and shall cause its Affiliates to, use reasonable best efforts to effect the physical and/or electronic transfer of such Books and Records to the Companies; provided that if any Books and Records are not transferred to the Companies on or prior to the Closing, Seller or any of its Affiliates shall continue to use reasonable best efforts to transfer such Books and Records to the Companies following the Closing; and provided, further, that to the extent any Books and Records (i) contain material that does not pertain or relate to the assets, liabilities, properties, business, conduct, personnel and/or operations of the Companies or (ii) relate to PR Asset Management or the Non-Performing Assets that have been sold or otherwise transferred in the Seller Non-Performing Assets Transfers, in each case, such material may be redacted from the Books and Records and such redacted material shall not constitute “Books and Records” for purposes of this Agreement. From the Effective Date until the Closing or such later time as the applicable Books and Records are transferred and delivered to Buyer in accordance the foregoing covenant, Seller shall, and shall cause its Affiliates to, maintain such Books and Records in accordance with Applicable Law and in the same manner and with the same care that Books and Records have been maintained prior to the Effective Date.

(b)    Following the Closing Date, each of the parties shall, and shall cause its respective Affiliates to, preserve, until such date as may be required by such party’s standard document retention policies (or such later date as may be required by Applicable Law), all pre-Closing Date records related to the business of the Companies possessed or permitted to be possessed by such Person. During such period, upon any written request meeting the requirements of the penultimate sentence of this Section 5.04(b) from a party or its representatives, the party in possession or control of such records shall (i) provide to the requesting party or its representatives reasonable access to such records during normal business hours; provided that such access shall not unreasonably interfere with the conduct of the business of the party in possession or control of such records and (ii) permit the requesting party or its representatives to make copies of such records, in each case, at no cost to the requesting party or its representatives (other than for reasonable out-of-pocket expenses). Nothing herein shall require either party to disclose: (A) any information to the other if such disclosure would jeopardize any attorney-client privilege, the work product immunity or any other legal privilege or similar doctrine or contravene any Applicable Law (it being understood that the disclosing party shall, and shall cause its Affiliates to, use reasonable best efforts to enable such information to be furnished or made available to the requesting party or its representatives without so jeopardizing privilege or contravening such Applicable Law, including by entering into a customary joint defense agreement or common interest agreement with the requesting party); or (B) such party’s Tax records; in the case of clause (B), except to the extent access to such information is reasonably required by the requesting party or its representatives for the purpose of complying with Applicable Law, or any inquiry, investigation or request for documents or information by, or filing or submission with, any Governmental Authority. Subject to the preceding sentence, such records may only be requested under this Section 5.04(b) to the extent reasonably required in connection with (x) the performance by a party or its Affiliates of their obligations under this Agreement and Ancillary Agreements or (y) accounting, actuarial, litigation, federal securities disclosure, governmental or regulatory inquiry, investigation, filing, submission or request for documents or information, or other similar purpose (other than for purposes relating to claims between Seller and Buyer or any of their respective Affiliates under this Agreement or any Ancillary Agreement). Notwithstanding the foregoing, any and all such records may be destroyed by a party if such destroying party sends to each other party hereto written notice of its intent to destroy such records, specifying in reasonable detail the contents of the records to be destroyed; such records may then be destroyed after the sixtieth (60th) day following such notice unless another party notifies the destroying party that such other party desires to obtain possession of such records, in which event the destroying party shall transfer the records to such requesting party and such requesting party shall pay all reasonable expenses of the destroying party in connection therewith.

(c)    Seller and its Affiliates may retain the Excluded Books and Records.

Section 5.05    Public Announcements; Communications.

(a)    On the Effective Date, Buyer and Seller shall each be permitted to issue a separate press release announcing the execution of this Agreement and the transactions contemplated hereby, each of which party’s press release shall be in a form previously agreed by the other party. Each party shall consult with each other before issuing any other press release or making any public statement with respect to this Agreement or the transactions contemplated hereby and shall not issue any such press release or make any such public statement without the prior written consent of the other parties (which consent shall not be unreasonably withheld, conditioned or delayed); provided that the restrictions set forth in this Section 5.05(a) shall not apply to any press release or public statement to the extent required by Applicable Law or any listing agreement with any national securities exchange (in which case the party issuing the press release or making the public statement shall use commercially reasonable efforts to consult with the other parties prior to issuing any such press release or making any such public statement and shall consider in good faith any comments such other parties may have).

(b)    Prior to Closing, Seller shall, and shall cause its Affiliates to, cooperate with Buyer to develop and implement a customer communications plan on the terms set forth on Section 5.05(b) of the Seller Disclosure Schedule.

Section 5.06    Confidentiality.

(a)    Except to the extent necessary for Buyer to perform its obligations hereunder or pursuant to any Ancillary Agreement, Buyer and Seller hereby agree to be bound by and comply with the terms of the Confidentiality Agreement, which are hereby incorporated into this Agreement by reference, such that the information obtained by Buyer, Seller or their respective officers, employees, agents or representatives during any investigation conducted pursuant to Section 5.02 in connection with the negotiation and execution of this Agreement or the consummation of the transactions contemplated hereby or otherwise shall be governed by the terms of the Confidentiality Agreement.

(b)    From and after the Closing: (i) Seller shall, and shall cause its Affiliates and its and their Representatives to, maintain in confidence any written, oral or other information to the extent relating to the Companies or obtained from Buyer or its Affiliates pursuant to the terms of this Agreement; and (ii) Buyer shall, and shall cause its Affiliates and its Representatives to, maintain in confidence any written, oral or other information to the extent obtained from Seller or its Affiliates (other than the Books and Records and other information to the extent relating to the Companies), except that the foregoing requirements of this Section 5.06(b) shall not apply to information to the extent that any such information (A) becomes generally available to the public, other than (1) in the case of information relating to Buyer or Buyer Parent, as a result of disclosure by Seller, its Affiliates or its or their Representatives in breach of this Section 5.06 (including the terms of the Confidentiality Agreement), (2) in the case of information relating to Seller, as a result of disclosure by Buyer, any Company (after the Closing Date) or any of their respective Affiliates or its or their Representatives in breach of this Section 5.06 (including the terms of the Confidentiality Agreement) and (3) in the case of information relating to the Companies, (x) prior to the Closing, as a result of disclosure by Buyer or any of its Affiliates or its or their Representatives in breach of this Section 5.06 (including the terms of the Confidentiality Agreement) or (y) from and following the Closing, as a result of disclosure by Seller or any of its Affiliates or its or their Representatives in breach of this Section 5.06 (including the terms of the Confidentiality Agreement), (B) is reasonably necessary to be disclosed in connection with any Litigation or in any dispute with respect to this Agreement or any Ancillary Agreement (including in response to any summons, subpoena or other legal process or formal or informal investigative demand issued to the disclosing party in the course of any litigation, arbitration, mediation, investigation or administrative proceeding) or (C) was or becomes available to such party on a non-confidential basis, directly or indirectly, from a source (other than a party to this Agreement or any Affiliate or Representative of such party) that is not known by such party, its Affiliates or its Representatives, in each case, after reasonable inquiry, to be bound by any confidentiality obligation to the other parties, their Affiliates or their Representatives with respect to such information, or otherwise known by such party, its Affiliates or its Representatives, in each case, after reasonable inquiry, to be prohibited from transmitting the information to such party, its Affiliates or its Representatives by a contractual, legal or fiduciary obligation. Buyer and Seller (x) shall instruct their respective Affiliates and Representatives having access to such information of such obligation of confidentiality and (y) each agrees that it is responsible for any action or failure to act that would constitute a breach or violation of this Section 5.06 by such party’s Affiliates or its or its Affiliate’s Representatives.

(c)    Notwithstanding anything in Section 5.06(b) to the contrary, in the event that any party hereto or its respective Affiliates or its or their Representatives is requested or required under Applicable Law or the applicable rules or regulations of any securities exchange or similar self-regulatory organization having jurisdiction over such party, its Affiliates or its or their Representatives, as applicable (including by oral questions, interrogatories, requests for information or documents, subpoena, civil investigative demand or similar process), to disclose any information (a “Required Disclosure”) required to be treated as confidential pursuant to Section 5.06(b), it is agreed that such party shall as promptly as reasonably practicable (i) inform the other party or parties, as applicable, of the terms of any such request or requirement to the extent permitted by Applicable Law, (ii) consult with the other party or parties, as applicable, on the advisability of taking legally available measures to resist or narrow any such request or requirement and (iii) cooperate with such other party or parties, as applicable, at such other party’s or parties’, as applicable, expense, in pursuing any such reasonable measures that such other party or parties, as applicable, determine to pursue to resist or narrow any such request or requirement. In the event that disclosure of such information is ultimately required, the disclosing party shall, to the extent permitted by Applicable Law, give the other party or parties, as applicable, written notice of the information to be disclosed as far in advance of its disclosure as is practicable and then may furnish that portion (and only that portion) of such information which it is required to disclose under such Applicable Laws or rules or regulations, and such party, its Affiliate or its Representative, as the case may be, shall cooperate with the other party or parties, as applicable, at such other party’s or parties’, as applicable, expense, in its reasonable efforts to obtain an order or other reliable assurance that confidential treatment will be accorded any information so furnished.

(d)    Notwithstanding anything in Section 5.06(b) or Section 5.06(c) to the contrary, each party hereto shall be entitled to disclose any information to its competent regulatory supervisors, in each case without prior notice to the other parties hereto, (i) through means that allow the competent supervisors to access directly internal information and minutes of such party or its Affiliates and (ii) as a consequence of or in response to routine or on-site inspections or visits of, and meetings with, the competent supervisors; subject, in each case, to the supervisor being subject to a legal confidentiality obligation to the disclosing party or other Affiliate, as applicable (such disclosure with respect to any information, a “Regulatory Disclosure”).

(e)    After the Closing, Buyer, on the one hand, or Seller, on the other hand, shall, on the written request of the other party, destroy all information shared by such other party (excluding, in the case of Buyer, Books and Records and information to the extent it relates to the business, conduct, ownership or operation of the Companies) pursuant to the Confidentiality Agreement or pursuant to the terms of this Agreement; provided that such obligation shall not apply to the extent that (i) a party is required to retain such information in order to comply with Applicable Law, internal compliance and auditing policies or professional standards or indemnity insurance requirements, in each case, only for so long as retention is required thereunder; (ii) the retention thereof is reasonably necessary to support any advice given or decisions taken with respect to the transactions contemplated hereby or is contained or reflected in the minutes or working papers of any decision making bodies, in which case any such information so retained may be used only for such support purposes; (iii) the retention thereof is reasonably necessary to evaluate, defend against, bring, pursue or settle any potential or actual dispute, proceeding or claim related to any obligation or right arising from or in connection with this Agreement or any Ancillary Agreements, in each case for so long as such obligation or right, including any dispute, proceeding, claim or liability related thereto, survives; or (iv) any of such information is automatically stored on back-up electronic storage systems pursuant to general internal back-up procedures, in which case any such information shall not be accessed (save to the extent accessed in the context of general back-up procedures) or used for any other purpose (each, with respect to any information, “Authorized Retained Information”).

Section 5.07    Notification of Certain Events. To the extent permitted by Applicable Law, Buyer, on the one hand, or Seller, on the other hand, shall promptly notify each other in writing upon obtain knowledge of:

(a)    any notice or other communication from any Person alleging that the consent of such Person is or may be required in connection with the transactions contemplated by this Agreement;

(b)    any notice or other communication from any Governmental Authority from which a Governmental Approval is required in connection with this Agreement or the transactions contemplated hereby;

(c)    any notice or other communication from any Person relating to issued or pending Permits required to be maintained by the Companies;

(d)    any Litigation commenced or, to such party’s knowledge, threatened against or involving such party or any of its Affiliates which relate to this Agreement or the transactions contemplated hereby; and

(e)    any fact, change, condition, circumstance or occurrence or nonoccurrence of any event of which it is aware that will or is reasonably likely to result in any of the conditions set forth in Article VII becoming incapable of being satisfied;

provided that any failure to give notice in accordance with the foregoing with respect to any breach or other matter shall not be deemed to constitute a violation of this Section 5.07 or the failure of any condition set forth in Article VII or give rise to any indemnification under Article IX, or otherwise constitute a breach of this Agreement by the party failing to give such notice, in each case unless the underlying breach would independently result in a failure of the conditions set forth in Article VII to be satisfied or gives rise to an indemnification claim under Article IX.

Section 5.08    Non-Solicitation. Seller agrees that, without the prior written consent of Buyer, from the Effective Date through the eighteen (18) month anniversary of the Closing Date, Seller will not, and will not permit any of its Affiliates to, directly or indirectly, solicit for employment or engagement, or employ or engage, any individual employed by the Companies on the Closing Date whose aggregate compensation (annual base salary, wages or fees, and target annual bonus, if applicable) from the Companies exceeds $50,000 per year (the “Restricted Service Providers”); provided that the non-solicitation restrictions of this Section 5.08 shall not prohibit or restrict Seller or its Affiliates from (a) publishing general advertisements which is not specifically directed or targeted at the Restricted Service Providers (including by a bona fide search firm or pursuant to an online advertisement), (b) hiring Restricted Service Provider who responds to any such permitted advertisements or (c) soliciting or hiring any person terminated by Buyer or its Affiliates or any other person who his terminated employment at least six (6) months prior to such solicitation or hiring.

Section 5.09    Non-Competition.

(a)    From the Closing Date through the third (3rd) anniversary of the Closing Date, Seller shall not, and shall cause its Affiliates not to, engage (directly or indirectly), alone or in association with another Person, control, operate, manage or have any ownership interest, whether as proprietor, partner, member, stockholder, consultant, or otherwise, in any Competing Business (as defined below). Seller shall not have any obligation under this Section 5.09 with respect to any Person from and after such time as such Person ceases to be an Affiliate of Seller.

(b)    Notwithstanding anything to the contrary in Section 5.09(a), and without implication that the following activities otherwise would be subject to the provisions of this Section 5.09, nothing in this Agreement shall preclude, prohibit or restrict Seller and its Affiliates from engaging, or require Seller or any of its Affiliates not to engage, in any manner in any of the following:

(i)    purchasing or owning less than five percent (5.0%) of any class of securities of a publicly-held corporation (if such securities are listed on any national or regional securities exchange or have been registered under Applicable Law) engaged primarily in a Competing Business;

(ii)    selling or otherwise disposing of any of its respective assets or businesses to a Person engaged in any Competing Business;

(iii)    managing investment funds for the benefit of third parties that make investments in Persons engaged in a Competing Business, so long as such investments are in the ordinary course of business;

(iv)    engaging in and carrying out the activities and transactions required under and pursuant to any Ancillary Agreement;

(v)    providing services and/or products to Persons engaged in a Competing Business; or

(vi)    acquiring, merging or combining with any business, Person or assets that would otherwise violate this Section 5.09 that is acquired after the Closing Date (an “After-Acquired Business”); provided that either (A) at the time of such acquisition, merger or combination, the revenues derived from the Competing Business by the After-Acquired Business (the “Competing After-Acquired Revenues”) constitute no more than fifteen percent (15%) of the gross revenues of the After-Acquired Business in the most recently completed fiscal year immediately prior to the date of such acquisition, merger or combination (the “Aggregate After-Acquired Revenues”), or (B) if at the time of such acquisition, merger or combination, the Competing After-Acquired Revenues constitute more than fifteen percent (15%) of the Aggregate After-Acquired Revenues then, within twelve (12) months after such acquisition, merger or combination, (I) such Seller or applicable Affiliate signs a definitive agreement to dispose, and within such twelve (12) month period disposes of, a portion of the business or securities of such After-Acquired Business that would cause the Competing After-Acquired Revenues to constitute no more than fifteen percent (15%) of the Aggregate After-Acquired Revenues, (II) such Seller or applicable Affiliate otherwise modifies the After-Acquired Business such that the Competing After-Acquired Revenues constitute not more than fifteen percent (15%) of the Aggregate After-Acquired Revenues or (III) the business of such After-Acquired Business otherwise complies with this Section 5.09. The provisions of this Section 5.09(b)(vi), for so long as the obligation in Section 5.09(a) shall exist, shall also be measured on each twelve (12) month anniversary of the consummation of the acquisition of an After-Acquired Business. If on any such twelve (12) month anniversary, the Competing After-Acquired Revenues for such previous twelve (12) month period exceed fifteen percent (15%) of the gross revenues of such After-Acquired Business for such previous twelve (12) month period, the provisions of clause (B) above shall apply mutatis mutandis.

(c)    For the purposes of this Agreement:

(i)    The term “Competing Business” means (A) owning or operating an FDIC-insured depository institution in Puerto Rico, or (B) offering or providing any retail banking, commercial lending or retail consumer finance products or services in Puerto Rico; provided, however, that (I) commercial lending for such purposes shall not include Global Corporate Banking Activities (as defined below), and (II) nothing contained herein shall (1) prohibit Seller or its

Affiliates from engaging in International Private Banking (as defined below), or (2) limit in any manner the businesses of Santander Consumer USA Inc., Santander Asset Management, LLC, Santander Financial Services, Inc., Santander Securities LLC and each of their respective Subsidiaries (other than the Companies).

(ii)    The term “Global Corporate Banking Activities” means (A) the business of providing international trade loans, receivables finance, capital markets, syndicated corporate loans, structured finance, derivatives, investment banking and similar lending products and services to multinational companies that have a Puerto Rican subsidiary or other presence in Puerto Rico if the products or services are predominantly related to the businesses of the multinational company outside of Puerto Rico and the provision of products and services to the Puerto Rican subsidiary or operation is incidental and proportional to the provision of products or services outside of Puerto Rico on a global or regional basis and (B) the issuance of debt, including bonds, merger and acquisition and related financing products and services where banking institutions domiciled outside of Puerto Rico (in addition to Seller or its Affiliates) compete for such business and the origination and servicing of such business does not require any significant physical presence in Puerto Rico.

(iii)    “International Private Banking” means the business of providing portfolio management, portfolio advisory, private banking and investment services to high net worth individuals (including Puerto Rican nationals) and their families where either (x) the account holder(s) is domiciled outside of Puerto Rico or (y) the account was originated outside of Puerto Rico and, in each case, where (A) banking institutions domiciled outside of Puerto Rico (in addition to Seller or its Affiliates) compete for such business and (B) the origination and servicing of such business does not require any significant physical presence in Puerto Rico.

(d)    Nothing in this Section 5.09 shall prohibit Seller or its Affiliates from servicing any Non-Performing Assets that have been sold or otherwise transferred in the Seller Non-Performing Assets Transfers.

(e)    If any provision contained in Section 5.08 or this Section 5.09 shall for any reason be held invalid, illegal or unenforceable in any respect, such invalidity, illegality or unenforceability shall not affect any other provisions of Section 5.08 or this Section 5.09, as applicable, but Section 5.08 or this Section 5.09, as applicable, shall be construed as if such invalid, illegal or unenforceable provision had never been contained herein. It is the intention of the parties that if any of the restrictions or covenants contained in Section 5.08 or this Section 5.09, as applicable, are held to cover a geographic area or to be for a length of time which is not permitted by Applicable Law, or in any way construed to be too broad or to any extent invalid, such provision shall not be construed to be null, void and of no effect, but to the extent such provision would be valid or enforceable under Applicable Law, a court of competent jurisdiction shall construe and interpret or reform Section 5.08 or this Section 5.09, as applicable, to provide for a covenant having the maximum enforceable geographical area, time period and other provisions (not greater than those contained herein) as shall be valid and enforceable under such Applicable Law.

Section 5.10    Related Party Balances and Agreements. Prior to or concurrently with the Closing, Seller shall take, and/or cause one or more of its Affiliates to take, such actions and make such payments as may be necessary (a) to settle or otherwise eliminate all Related Party Balances, other than those relating to the Surviving Related Party Agreements and (b) except as otherwise agreed by Seller and Buyer in writing, prior to the Closing, to terminate, concurrently with the Closing, all Related Party Agreements (other than those set forth on set forth on Section 5.10 of the Seller Disclosure Schedule (collectively, the “Surviving Related Party Agreements”)) such that, following the Closing, the Companies and their respective Affiliates shall not have any further liability to Seller or any of its Affiliates under such Related Party Agreements. For the avoidance of doubt, balances, accounts and agreements between and among the Companies shall not be affected by this Section 5.10.

Section 5.11    Interim Financial Statements. From the Effective Date until the Closing Date, Seller shall within fifteen (15) Business Days of the end of the applicable reference period prepare and deliver to Buyer the HoldCo Interim Financial Statements, PR Bank Interim Financial Statements and PR Insurance Interim Financial Statements.

Section 5.12    Removals; Resignations. On or prior to the Closing Date, Seller will deliver to Buyer evidence of the removal of, or executed resignations of, each director and/or officer of each Company that is an employee of Seller or any of its Affiliates (other than solely any Company or the Companies) from his or her position as director and/or officer of each Company, effective as of the Closing.

Section 5.13    Seller Deposits. From the Effective Date until the date that is ninety (90) days following the Closing Date, Seller shall cause the deposits of Seller and its Affiliates maintained at PR Bank as set forth on Section 5.13 of the Seller Disclosure Schedule to remain deposited at PR Bank on the terms set forth on Section 5.13 of the Seller Disclosure Schedule. From the date that is ninety (90) days following the Closing through the date that is one hundred twenty (120) days following the Closing, Seller shall cause no less than fifty percent (50%) of the deposits of Seller and its Affiliates maintained at PR Bank as set forth on Section 5.13 of the Seller Disclosure Schedule to remain deposited at PR Bank on the terms set forth on Section 5.13 of the Seller Disclosure Schedule.

Section 5.14    Bank Accounts.

(a)    Prior to the Closing, Seller and its Affiliates shall, effective as of the Closing, eliminate as individuals authorized to draw on or have access to the bank, savings, deposit or custodial accounts and safe deposit boxes maintained by the Companies all personnel who are employee of Seller or any of its Affiliates (other than solely any Company or the Companies).

(b)    Buyer and Seller shall, and shall cause their respective Affiliates to, cooperate with each other and use their reasonable best efforts to: (i) promptly prepare and file all necessary documentation, and effect all applications, notices, petitions and filings, in each case, with any Governmental Authority and other third party, and (ii) take or cause to be taken all actions, and do or cause to be done all things, necessary, proper or advisable to cause the bank, savings, deposit or custodial accounts and safe deposit boxes maintained by the Companies, including the Federal Reserve Bank routing numbers of the Companies, to be transferred to Buyer effective as of the Closing.

Section 5.15    Sale of Non-Performing Assets.

(a)    Prior to the Closing, Seller shall cause the Non-Performing Assets as of the Measurement Time, along with all collateral and rights to collection related thereto, to be sold or otherwise transferred to any of Seller, one or more of Seller’s Affiliates, or any other third party (the “Seller Non-Performing Assets Transfers”).

(b)    No less than five (5) Business Days prior to the date on which the Closing is expected to occur, Seller shall deliver to Buyer a true and complete schedule of all Specified Charge-Off Loans, together with all reasonably requested supporting documentation relating thereto.

Section 5.16    Seller Marks Phase Out.

(a)    As soon as reasonably practicable, but in no event later than the six (6)-month anniversary of the Closing, Buyer shall, and shall cause the Companies to, (i) cease all use of the Seller Marks, (ii) destroy the labeling, stationery, forms, supplies, displays, advertising and promotional materials, manuals and packaging existing in the inventory of the Companies at the Closing that bear the Seller Marks (the “Materials”) or remove, destroy or strike over all Seller Marks from the Companies’ Materials, (iii) remove the Seller Marks from the Companies’ assets, websites, email and other online materials and from all signage and other displays and (iv) file amendments to the Companies’ organizational documents with the applicable Governmental Authorities changing the names of the Companies to names that do not include any of the Seller Marks or any Trademark that is confusingly similar to any Seller Mark; provided that such date shall be extended with respect to one or more Seller Marks to the extent that the use of such Seller Marks is necessary for Seller to provide and Buyer to receive services under the Transition Services Agreement. Any use by the Companies of the Seller Marks during the limited phase-out period provided in this Section 5.16(a) shall be (A) solely in connection with goods, products and services that are (x) the type of goods, products and services in connection with which the Companies were using the Seller Marks immediately prior to the Closing and (y) of a quality at least as high as the quality of goods, products and services provided by the Companies immediately prior to the Closing and (B) subject to all style and other usage guidelines in effect for the Seller Marks (as may be modified by Seller from time to time). All goodwill associated with the use by the Companies of the Seller Marks shall inure to the benefit of Seller or its Affiliates, as applicable. Following the Closing, none of Buyer, its Affiliates or any of the Companies shall (1) contest the validity or ownership of any of the Seller Marks or (2) subject to the limited phase-out period provided in this Section 5.16(a), use, adopt or employ any Seller Marks or any variation or derivative of any Seller Mark or any Trademark that is confusingly similar to any Seller Mark. For the purposes of this Section 5.16, “Seller Marks” shall mean any and all Trademarks and domain names owned by Seller or its Affiliates, including the Trademarks set forth on Section 5.16(a) of the Seller Disclosure Schedule.

(b)    For purposes of clarity, nothing in this Section 5.16 shall preclude any uses of any names or marks by Buyer or the Companies that are (i) required or otherwise not prohibited under Applicable Law (and not otherwise in violation of any of the Intellectual Property Rights of Seller and its Affiliates) or (ii) not prohibited by or in conflict with any Applicable Law (including any of the Intellectual Property Rights of Seller and its Affiliates), in each case, including uses not in commerce, uses that would not cause confusion as to the origin of a good or service and references in historical, tax, and similar records.

(c)    Notwithstanding anything herein to the contrary, if at any time either Buyer or Seller discovers any Trademark registration or application (including any domain name registration) for any Seller Mark that is owned or registered in the name of any of the Companies, the parties hereto shall take all reasonable actions to promptly effect the transfer and assignment of such Trademark registrations and applications (including any domain name registrations) to Seller or one of its Affiliates (as determined by Seller).

(d)    Until the date that is twenty-four (24) months after the Closing Date, Buyer shall indemnify Seller against any and all Losses incurred by Seller or its Affiliates arising as a result of or in connection with the use by Buyer or any of its Affiliates of any Seller Marks after the Closing pursuant to this Section 5.16, other than Losses arising out of (i) claims that the use of the Seller Marks in accordance with this Agreement and/or the Transition Services Agreement infringes or dilutes the rights of any third party or (ii) Buyer’s or its Affiliates’ uses of the Seller Marks that are permitted hereunder and consistent with the use thereof by Seller or its Affiliates prior to the Closing Date.

Section 5.17    Employee Benefit Matters.

(a)    Subject to Section 5.17(b), following the Closing Date, each employee of the Companies and its Subsidiaries as of immediately prior to the Closing (each, a “Continuing Employee”) shall be subject to Buyer’s employment practices for so long as such employee continues employment with Buyer or any of its Affiliates.

(b)    During the period commencing on the Closing Date and ending on December 31, 2020 (or, if sooner, ending with respect to any particular Continuing Employee on such Continuing Employee’s date of termination with Buyer and its Affiliates) (the “Continuation Period”), Buyer shall, or shall cause its Affiliates to, provide each Continuing Employee while employed with Buyer and its Affiliates (it being understood that consistent with Section 5.17(j), this Agreement does not provide a Continuing Employee with a right to continued employment) with (i) a base salary or base wage rate, as applicable, that is no less favorable than the base salary or base wage rate, as applicable, provided by a Company or any Subsidiary thereof to such Continuing Employee immediately prior to the Closing Date, (ii) annual or short-term cash incentive compensation target opportunities that, in each case, are no less favorable than the annual or short-term cash incentive compensation target opportunities provided by Buyer and its Affiliates to similarly situated employees of Buyer and its Affiliates (subject to Section 5.17(f) with respect to periods prior to the Closing Date), and (iii) other compensation and employee benefits that are no less favorable than the other compensation and employee benefits provided to similarly situated employees of Buyer and its Affiliates. Without limiting the immediately preceding sentence, during the Continuation Period, Buyer shall, or shall cause one of its Subsidiaries to, provide to each Continuing Employee whose employment terminates following the Closing Date, to the extent applicable, with the severance such Continuing Employee would be entitled to receive under the Puerto Rico Law known as Act No. 80 (29 L.P.R.A. §185), (A) disregarding the provisions set forth under (1) clauses (d), (e) and (f) of 29 L.P.R.A. §185b, (2) 29 L.P.R.A. §185c, and (3) 29 L.P.R.A. §185c-1, and (B) taking into account each Continuing Employee’s service with the Companies and their Affiliates (and any predecessor entities) and, after the Closing Date, Buyer and its Subsidiaries.

(c)    With respect to any employee benefit plan maintained by Buyer or any of its Affiliates in which any Continuing Employee becomes eligible to participate, such Continuing Employee shall receive full credit for service with the applicable Company and its Affiliates, including Seller (or predecessor employers) to the same extent that such service was recognized prior to the Closing under a comparable Employee Plan, but in no event shall credit be provided where it would result in a duplication of benefits or for benefit accrual purposes under any defined benefit pension plan or retiree medical plan.

(d)    Buyer shall credit each of the Continuing Employees with an amount of paid vacation and sick leave days following the Closing Date with all vacation and other paid-time off that each such Continuing Employee has accrued but not yet used under the applicable Companies’ vacation and paid-time off policies as in effect immediately prior to the Closing Date to the extent reflected on the Closing Balance Sheet.

(e)    Seller, or its applicable Affiliates, shall, as of the Closing Date, retain the sponsorship of each Employee Plan (other than the Company Plans) and all liabilities and obligations thereunder. Effective as of the Closing Date, the Continuing Employees shall cease all active participation in and accrual of benefits under the Employee Plans other than the Company Plans. Buyer, or its applicable Affiliates, shall, as of the Closing Date, assume or retain the sponsorship of all Company Plans and all liabilities and obligations thereunder.

(f)    If the Closing Date occurs prior to the date on which the Companies and its Subsidiaries have paid annual incentive bonuses in respect of the 2019 performance year (the “2019 Bonus”), Buyer and its Affiliates shall pay each Continuing Employee who is eligible for a 2019 Bonus (as determined under the Companies’ and their Subsidiaries’ bonus arrangements in effect prior to the Closing) a 2019 Bonus in an amount equal to the Continuing Employee’s annual incentive bonus as determined by Seller and communicated to Buyer; provided that, in no event shall Buyer be required to pay 2019 Bonuses to eligible Continuing Employees in excess of the 2019 Bonus Pool (as defined below). For purposes hereof, the “2019 Bonus Pool” shall be an amount equal to the greater of the aggregate of the 2019 Bonuses (i) determined assuming target level of performance (with respect to both corporate and individual performance) or (ii) if the Closing occurs following the date on which the allocations of 2019 Bonuses are made by Seller, based on the actual bonus allocations to the Continuing Employees determined in the ordinary course of business (the “2019 Bonus Pool”), which amount plus the corresponding employer portion of applicable payroll Taxes in respect of the 2019 Bonus Pool (collectively, the “2019 Bonus Accrual”) shall be reflected as an accrual on the Closing Balance Sheet. If the employment of a Continuing Employee who is eligible for a 2019 Bonus (as determined under the Companies’ and their Subsidiaries’ bonus arrangements in effect prior to the Closing) is terminated by Buyer for any reason other than for cause on or after the Closing Date and prior to the date on which Buyer pays the 2019 Bonuses (which shall be no later than February 28, 2020), such Continuing Employee shall still be paid a 2019 Bonus unless otherwise determined by Seller and communicated to Buyer. If the Closing Date occurs after December 31, 2019 and to the extent not paid prior to the Closing Date, Buyer and its Affiliates shall pay each Continuing Employee who is eligible for a 2020 Bonus (as determined under the Companies’ and their Subsidiaries’ bonus arrangements in effect prior to the Closing) an annual incentive bonus with respect to the 2020 calendar year, pro-rated for the period through the Closing Date, if such Continuing Employee remains employed with Buyer or its Affiliates through the applicable payment date (which shall be no later than February 26, 2021) (the “Prorated 2020 Bonus”); provided that in no event shall Buyer be required to pay Prorated 2020 Bonuses to the Continuing Employees in excess of the 2020 Bonus Pool (as defined below). For purposes hereof, the “2020 Bonus Pool” shall be an amount equal to the aggregate Prorated 2020 Bonuses based on the target level of performance (with respect to both corporate and individual performance) (the “2020 Bonus Pool”), which amount plus the corresponding employer portion of applicable payroll Taxes in respect of the 2020 Bonus Pool (collectively, the “2020 Bonus Accrual”) shall be reflected as an accrual on the Closing Balance Sheet. If the employment of a Continuing Employee who is eligible for a Prorated 2020 Bonus (as determined under the Companies and its Subsidiaries bonus arrangements in effect prior to the Closing) is terminated by Buyer for any reason other than for cause on or after the Closing Date and prior to the date on which Buyer pays its bonuses in respect of 2020 (which shall be no later than March 15, 2021), such Continuing Employee shall still be paid a Prorated 2020 Bonus. Notwithstanding anything to the contrary contained herein, unless otherwise agreed by Seller in writing, Buyer shall be required to pay to the Continuing Employees an aggregate amount in respect of (i) 2019 Annual Bonuses at least equal to the 2019 Bonus Pool and (ii) Prorated 2020 Bonuses at least equal to the 2020 Bonus Pool.

(g)    Seller shall, or shall cause its applicable Affiliates to, terminate or transfer the employment of all Excluded Employees at or prior to the Closing. Seller shall, or shall cause its Affiliates (which may include the Companies) to pay at or prior to the Closing any and all (i) annual bonuses payable on or after the Closing Date to the Excluded Employees (that are not included in the 2019 Bonus Accrual or 2020 Bonus Accrual, as applicable) and (ii) payments for severance (statutory, contractual or otherwise, including the cash value of any non-cash severance) owed to any Excluded Employee (collectively, the “Excluded Employee Payments”); provided, however, that to the extent the Excluded Employee Payments are not paid prior to the Closing or are not reflected in the 2019 Bonus Accrual or 2020 Bonus Accrual or as a Transaction Expense, Seller and its Affiliates (other than the Companies) shall retain and be solely liable for the Excluded Employee Payments from and after the Closing.

(h)    On and after the date hereof, any written broad-based communication (including any website posting) provided to the employees of the Companies and their Subsidiaries by Seller or any of its Affiliates or Buyer or any of its Affiliates, with respect to employment, compensation or benefits matters addressed in this Agreement or related to the transactions contemplated by this Agreement shall be subject to the prior approval of the other party, which approval shall not be unreasonably withheld or delayed.

(i)    Promptly following such time as Seller acquires knowledge of any violation of the sort described in Section 3.27(f) that occurs after the Effective Date, Seller shall notify Buyer in writing of the same.

(j)    This Section 5.17 shall be binding upon and shall inure solely to the benefit of each of the parties to this Agreement and nothing in this Section 5.17 or any other provision of this Agreement, express or implied: (i) shall be construed to establish, amend, or modify any benefit plan, program, agreement or arrangement; (ii) shall alter or limit the ability of Seller or any of its Affiliates, or the Buyer or any of its Affiliates to amend, modify or terminate any benefit plan, program, agreement or arrangement; or (iii) is intended to or shall confer upon any Company Employee (including any Continuing Employee) any right to employment or continued employment or service for any period of time by reason of this Agreement.

Section 5.18    Satisfaction of Liabilities; Director and Officer Indemnification.

(a)    From and after the Closing Date, Buyer shall not, and shall cause the Companies not to, take any steps that would reasonably be expected to affect adversely the rights of any current or former directors or officers of the Companies or those individuals who become prior to the Closing a director or officer of the Companies (each such person, a “Company Indemnified Party”) to be indemnified against or to be released from, under Applicable Law or the organizational documents or agreements of the applicable Company as they existed on the last Business Day immediately prior to the Effective Date, any Losses, whether civil, criminal, administrative or investigative, arising out of or pertaining to matters existing or occurring at or prior to the Closing Date and relating to the fact that such Company Indemnified Party was a director or officer of a Company, whether asserted or claimed prior to, at or after the Closing Date.

(b)    The provisions of this Section 5.18 are intended to be for the benefit of, and shall be enforceable by, each Company Indemnified Party, his or her heirs and his or her Representatives.

Section 5.19    Release.

(a)    Effective as of the Closing, Seller, for itself and on behalf of its Affiliates (including the Companies) and each of its and their successors, assigns, heirs and executors (each, a “Seller Releasor”), hereby irrevocably, knowingly and voluntarily releases, discharges and forever waives and relinquishes all claims, demands, liabilities, defenses, affirmative defenses, setoffs, counterclaims, actions and causes of action of whatever kind or nature, whether known or unknown, which any Seller Releasor has, may have or might have or may assert now or in the future, against any of the Companies and any of their respective successors, assigns, heirs, executors, officers, directors, partners, managers and employees (in each case in their capacity as such) (each, a “Company Releasee”), arising out of, based upon or resulting from any contract, transaction, event, circumstance, action, failure to act or occurrence of any sort or type, whether known or unknown, and which occurred, existed, was taken, permitted or begun prior to the Closing, relating to or arising out of the direct or indirect ownership by Seller of the Companies (for the avoidance of doubt, not including any Surviving Related Party Agreements) and, in the case of the Company Releasees who are not employees of the Companies, the provision of their services as officers and directors of any Company through and including the Closing. Seller shall, and shall cause each Seller Releasor to, and Buyer shall, and shall cause each of its Affiliates (including, following, the Closing, the Companies) and each of its and their successors, assigns, heirs and executors to, refrain from, directly or indirectly, asserting any claim or demand or commencing, instituting or maintaining, or causing to be commenced, any legal or arbitral proceeding of any kind against any Company Releasee based upon any matter released pursuant to this Section 5.19. The parties hereto hereby acknowledge and agree that the execution of this Agreement shall not constitute an acknowledgment of or an admission by any Seller Releasor or Company Releasee of the existence of any such claims or of liability for any matter or precedent upon which any liability may be asserted.

(b)    Without limiting the generality of the foregoing, effective as of the Closing, Seller hereby irrevocably and forever waive and release any right to indemnification, contribution, reimbursement, set-off or other rights to recovery that Seller might otherwise have against any of the Companies with respect to representations and warranties made and, the covenants, obligations and agreements to be performed at or prior to the Closing, by the Companies in this Agreement and the Ancillary Agreements.

Section 5.20    Reorganization. Prior to the Closing, Seller shall cause PR Asset Management to be (a) sold or transferred to Seller, any of its Affiliates (other than the Companies), or any third party or (b) wound up, dissolved or liquidated (the transactions contemplated by the foregoing clauses (a) and (b), the “Reorganization”).

Section 5.21    Opportunity to Conduct Diligence. Buyer acknowledges that it has had the opportunity to conduct due diligence and investigation with respect to the Companies.

Section 5.22    Insurance. Prior to the Closing, to the extent that any insurance coverage set forth in Section 3.23 of the Seller Disclosure Schedule is provided by a policy held by Seller or any of its Affiliates (other than the Companies) but benefits only any of the Companies, Seller shall use commercially reasonable efforts to transfer all such coverage to the Buyer at the Closing.

Section 5.23    Transition Services Agreements.

(a)    As soon as reasonably practicable following the date of this Agreement, Seller and Buyer will agree in good faith on a transition services agreement (the “Transition Services Agreement”) based on the terms set forth on Exhibit A (the “TSA Term Sheet”), which such Transition Services Agreement shall be executed at Closing. Without limiting the provisions of Section 5.03(e), with respect to any fees paid to third parties in order to secure Third Party Approvals necessary for the provision of services by Seller or its Affiliates (other than the Companies) under the Transition Services Agreement, Seller and Buyer shall each bear fifty percent (50%) of such fees.

(b)    As soon as reasonably practicable following the date of this Agreement, Seller and Buyer will agree in good faith on a transition loan servicing agreement (the “Transition Loan Servicing Agreement”) based on the terms set forth on Exhibit B (the “LTSA Term Sheet”), which such Transition Loan Servicing Agreement shall be executed at Closing.

Section 5.24    Transition Plan.

(a)    The parties hereto will meet as promptly as practicable but no later than ten (10) Business Days after the date of this Agreement to begin to develop in good faith a written, detailed mutually agreed (i) plan for preparing the Companies for the transition of their respective business operations, facilities, employees and other assets to Buyer, including from any dependency or reliance on services, systems or processes provided by Seller or its Affiliates (whether directly or indirectly through any third parties contracted by Seller or its Affiliates other than the Companies, and including planning for the conversion and deconversion activities addressed in Section 5.24(b)) to Buyer effective as of the Closing (the “Transition Plan”) and (ii) list and description of the services to be provided by Seller, its Affiliates, or any of their respective third party service providers, to the Companies or Buyer, and the services to be provided by the Companies to Seller or its Affiliates, in each case pursuant to the Transition Services Agreement and subject to the TSA Term Sheet. As soon as practicable after the date of this Agreement, Seller shall provide Buyer with a list of all services provided by Seller or its Affiliates (or their respective third party service providers) to the Companies, and of all provided by the Companies to Seller or its Affiliates as of the Effective Date (including, for the avoidance of doubt, cyclical services that were not provided as of the Effective Date but were provided during the twelve (12) months prior to the Effective Date). The parties hereto will work in good faith to agree on a final Transition Plan and schedule of services to be provided pursuant to the Transition Services Agreement within ninety (90) days after date of this Agreement.

(b)    The Transition Plan will describe the specific mutually agreed tasks, activities, and projects, and the timing for each of the foregoing, to be completed by each party hereto in order to complete such transition in an orderly and efficient manner, as well as such plans and actions as may be required to prepare for the provision of services by Seller or its Affiliates to the Companies or Buyer, or from the Companies to Seller or its Affiliates, under the Transition Services Agreement), all in accordance with applicable Law. Seller and Buyer shall reasonably cooperate with each other in the development of the Transition Plan, including by making available reasonably requested personnel and information. The timing of specific items will take into consideration the relative costs expected to be incurred in connection with such actions, the time required to complete specific items, and the anticipated timing of the Closing.

(c)    At the times contemplated in the Transition Plan, Seller and Buyer will make all required personnel reasonably available and all information reasonably required to commence systems deconversion and conversion tasks, with any specific tasks for Seller or its Affiliates subject to mutual agreement of the parties in the Transition Plan. The parties anticipate commencing planning related activities for the foregoing as set forth in Section 5.24(a) and Section 5.24(b) and the action items contemplated by this Section 5.24(c) within forty-five (45) days after the date of this Agreement, with specific timing to take into consideration the last sentence of Section 5.24(b). Initial efforts will include activities such as product and services mappings, deconversion specifications and delivery of all deconversion and support files using mutually agreed formats described in the Transition Plan. For the avoidance of doubt, Seller’s responsibilities in connection with conversion and deconversion activities will primarily consist of delivery of data, the provision of information relating to the contents and to the formatting of such data, and responding to inquiries relating to such data, but may include such other activities as may be mutually agreed as described in the first sentence of this Section 5.24(c); provided that, except as may otherwise be mutually agreed by the parties, in no event shall Seller or its Affiliates be required to engage in any scripting or coding or related testing (other than as may be required by Seller or its Affiliates to deliver the data and information of the Companies to Buyer in the formats currently maintained by Seller and its Affiliates) or any manipulation of data into formats other than those currently maintained by Seller and its Affiliates. The parties hereto will work in good faith to complete all final deconversion files not later than six (6) months after the Effective Date (with test files produced at earlier dates) or such later time as may be agreed in the Transition Plan.    Buyer and Seller and their respective Affiliates’ responsibilities after delivering such files will be defined in the Transition Plan and/or in the Transition Services Agreement.

(d)    Buyer and Seller will each appoint three (3) initial representatives to serve on a Transition Plan committee (the “Transition Plan Committee”) that will be ultimately responsible for leading the efforts to create and to provide oversight regarding development and implementation of the Transition Plan (with such governance functions as may be agreed between the Parties), including, without limiting the generality of Section 5.02(a), the scope and timing for access to Books and Records, and properties and personnel of Seller reasonably necessary to implement and develop the Transition Plan. Each of Buyer and Seller shall be entitled to remove and replace its representatives on the Transition Plan Committee as such party deems appropriate upon written notice to the other party.

(e)    Each of Buyer and Seller shall, or shall cause their Affiliates to, use reasonable best efforts to perform such actions upon the terms and conditions set forth in the Transition Plan and to exercise reasonable care and diligence in doing so.

(f)    Buyer shall reimburse Seller for its reasonable cost, including any reasonable fees and expenses, incurred by Seller or its Affiliates in connection with (i) making modifications to Seller’s or its Affiliates’ systems, processes, facilities, or databases that are reasonably necessary in connection with the Transition Plan or to provide Forward Services or Transition Services under the Transition Services Agreement, or (ii) any other actions relating to the transition that are requested by Buyer in writing to the extent agreed to by Seller. Where applicable, such cost shall be calculated in accordance with the allocation methodologies used by Seller to calculate such costs in the 2018 fiscal year, including any internal allocations of management or other corporate or overhead expenses. Seller shall bear the expenses it and its Affiliates incur in connection with providing the required data and information of the Companies to Buyer as described in Section 5.24(c).

ARTICLE VI

TAX MATTERS

Section 6.01    Allocations to Tax Periods. To the extent permitted by Applicable Law, Buyer and the Companies shall treat the Closing Date as the last day of the taxable year of the Companies for all Tax purposes, and shall take any necessary action to ensure such treatment. In order to apportion appropriately any Taxes relating to a Straddle Period, for all purposes of this Agreement, the portion of any Taxes that are allocable to the Pre-Closing Tax Period shall be (a) in the case of all Taxes not described in clause (b), the amount that would be payable if the taxable period ended on and included the Closing Date based on an interim closing of the books and (b) in the case of any real, personal and intangible ad valorem property Taxes, the amount of such Taxes for the relevant period multiplied by a fraction the numerator of which shall be the number of calendar days from the beginning of the period up to and including the Closing Date and the denominator of which shall be the number of calendar days in the entire period; provided that exemptions, allowances or deductions that are calculated on an annual basis (including, but not limited to, depreciation and amortization deductions) shall be allocated between the period ending on the Closing Date and the period beginning after the Closing Date in proportion to the number of days in each period.

Section 6.02    Tax Returns Filed After Closing. Buyer shall prepare and file, or cause to be prepared and filed, all Tax Returns required to be filed by any of the Companies after the Closing Date, including Tax Returns with respect to a Straddle Period. Buyer shall prepare or cause to be prepared any Tax Return with respect to a Pre-Closing Tax Period in good faith and in a manner consistent with the Companies’ past practice except as required by law. Buyer shall deliver to Seller any Tax Return relating to a Pre-Closing Tax Period no less than twenty (20) Business Days prior to the applicable due date for filing such Tax Returns (taking into account applicable extensions). Seller shall be entitled to review and comment on such Tax Returns. If Seller objects to any items in such Tax Returns, Seller shall notify Buyer in writing of its objection within ten (10) Business Days of receiving a copy of the relevant Tax Return. Buyer and Seller shall act in good faith to resolve any such dispute prior to the date on which the relevant Tax Return is required to be filed. If Buyer and Seller cannot resolve any disputed item, then the item in question shall be resolved by the Audit Firm. The fees and disbursements of the Audit Firm shall be borne equally by Seller, on the one hand, and the Buyer, on the other hand. If the parties or the Audit Firm, as applicable, are unable to resolve any dispute prior to the due date of such Tax Return (giving effect to valid extensions), Buyer shall file the Tax Return as originally prepared (but, reflecting any items on which the parties have agreed) and shall amend such Tax Return, if necessary, following the resolution of such dispute pursuant to the method set forth in this Section 6.02. Buyer shall pay the amount of any Taxes shown as due on such Tax Returns; provided that no later than five (5) Business Days prior to the date that such Taxes are required to be paid to the relevant Taxing Authority, Seller shall pay to Buyer the amount of such Taxes relating to a Pre-Closing Tax Period.

Section 6.03    Indemnification for Tax Matters.

(a)    Subject to Section 9.02(d), Seller shall indemnify and hold harmless the Buyer Indemnified Parties from and against any and all Losses resulting from (i) Taxes imposed on any of the Companies for any Pre-Closing Tax Period, (ii) breach of or inaccuracy of any representation contained in Section 3.18(i), Section 3.18(k), Section 3.18(o), Section 3.18(p) or Section 3.18(q) (determined without giving effect to any limitations as to materiality set forth therein), (iii) Taxes of Seller or any of their respective Affiliates (other than any Company or any of their Subsidiaries), (iv) Taxes arising out of or resulting from any breach of any covenant or agreement by Seller contained in this Agreement relating to Taxes, (v) Taxes arising out of or resulting from any election made at Seller’s request pursuant to Section 6.09(a) or Section 6.09(d), (vi) Taxes of any Person (other than the Companies) imposed on any Company as a result of being a member of an affiliated, consolidated, or combined group on or prior to the Closing Date or as a transferee or successor as a result of transactions entered into prior to the

Closing or by contract entered into prior to Closing (other than a contract solely among the Companies), (vii) any withholding taxes imposed on or with respect to any actual or deemed distribution on or prior to the Closing Date with respect to the Holdco Shares or in connection with this Agreement, (viii) any Transfer Taxes for which Seller is responsible pursuant to Section 6.05 and (ix) any Tax Benefit paid to the Seller pursuant to Section 6.06(b) or Section 6.06(c) which is subsequently disallowed by a Taxing Authority pursuant to a “determination” within the meaning of Section 1313(a) of the Code (or any similar provision of the Puerto Rico Code); provided that Seller shall not be required to pay or cause to be paid, or to indemnify or hold harmless the Buyer Indemnified Parties from and against any Taxes for which Buyer is responsible pursuant to Section 6.03(b), or to the extent of any liability, reserve or accrual therefor is reflected in Tangible Common Equity.

(b)    Subject to Section 9.03(c), from and after the consummation of the Closing, Buyer shall indemnify and hold harmless the Seller Indemnified Parties from and against any and all Losses resulting from (i) Taxes imposed on or with respect to any of the Companies for any Post-Closing Tax Period, (ii) Taxes of the Buyer or any of their respective Affiliates (other than any Company or any of their Subsidiaries), (iii) Taxes arising from any action or transaction by Buyer or its Affiliates (including the Companies and their Subsidiaries) outside of the ordinary course of business consistent with past practices on the Closing Date after the Closing (other than the transactions contemplated by Section 2.11), (iv) any Taxes arising out of or resulting from any breach of any covenant or agreement of Buyer contained in this Agreement relating to Taxes, and (v) any Transfer Taxes for which Buyer is responsible pursuant to Section 6.05; provided that Buyer shall not be required to pay or cause to be paid, or to indemnify or hold harmless the Seller Indemnified Parties from and against any Taxes for which Seller is responsible pursuant to Section 6.03(a).

Section 6.04    Payments. Any indemnity payment made pursuant to this Article VI shall be made no later than five (5) Business Days before the date on which the related Tax liability is required to be paid to the relevant Taxing Authority. Any such payment shall be treated as an adjustment to the Purchase Price for Tax purposes unless otherwise required by Applicable Law.

Section 6.05    Transfer Taxes. Any Transfer Taxes imposed in connection with the transfer of any real estate, including any real estate registration taxes and stamp taxes related thereto, shall be borne by Buyer. Any Transfer Taxes other than such Transfer Taxes that are borne by Buyer pursuant to the immediately preceding sentence shall be borne by the party on whom local law imposes primary liability. Buyer and Seller shall each file all necessary Tax Returns and other documentation with respect to their respective Transfer Tax obligations (if any) and, if required by Applicable Law, the other party shall, and shall cause its Affiliates to, join in the execution of any such Tax Returns and other documentation. To the extent permitted by Law, the parties shall cooperate to minimize any Transfer Taxes, including filing any claim for exemption or exclusion from the application or imposition of any Transfer Taxes; provided that, notwithstanding any of the foregoing, neither the Companies nor any of their Affiliates shall be required to file any claim for exemption or exclusion from the application or imposition of any Transfer Taxes, or any claim for any reduction thereof, if the Companies determine in their sole discretion that the filing of such claim or any related action would have an adverse effect on any of the Companies or their Affiliates.

Section 6.06    Certain Tax Refunds, Credits and Carrybacks.

(a)    Subject to Section 6.06(d), Seller shall be entitled to (i) any refund or credit for Taxes of the Companies which Seller is responsible under this Agreement (taking into account Section 9.02(d)) and (ii) any refunds or credits to which Seller is entitled under Section 6.06(b) or Section 6.06(c). Buyer shall be entitled to any refunds or credits of the Companies of or against any Taxes other than refunds or credits to which Seller is entitled pursuant to the immediately preceding sentence. Any refunds or credits of Taxes of the Companies for any Straddle Period shall be equitably apportioned between Seller, on the one hand, and Buyer, on the other, in accordance with the principles set forth in Section 6.01 and the first sentence of this Section 6.06(a). Buyer shall cause the Companies to carry forward, where permitted by Applicable Law, any item of loss, deduction or credit which arises in any taxable period ending after the Closing Date (a “Subsequent Loss”) into any taxable period beginning after the Closing Date. If a Subsequent Loss is not permitted by Applicable Law to be carried forward into any taxable period beginning after the Closing Date, the Buyer shall be entitled to any refund of Taxes resulting from any carryback of such Subsequent Loss into any taxable period ending on or before the Closing Date. Each such party shall pay, or cause to be paid, to the other party the amount of any such refund received (including any interest paid thereon), net of any reasonable out-of-pocket costs or expenses of the party receiving such refund or credit that are attributable to obtaining and receiving such refund, within ten (10) Business Days after receipt thereof. In the event that any refund paid to a party pursuant to this Section 6.06 is subsequently denied or reduced by a Taxing Authority, such party shall pay such denied or reduced amount, including any interest received thereon, back to the other party within ten (10) Business Days of any such denial or reduction (provided that the party that received the refund or credit pursuant to this Section 6.06 shall not be required to pay any amount to the other party the payment of which would place it in a less favorable net after-Tax position than such party would have been if the refund or credit giving rise to such payment obligation under this sentence had never been paid).

(b)    Subject to Section 6.06(d), if Buyer or any of its Affiliates (including, after the Closing Date, the Companies) derives a Tax Benefit as a result of any audit adjustment (or adjustment in any other Tax claim, audit, investigation or other proceeding) made with respect to any Tax Item by any Taxing Authority with respect to Taxes for which Seller is responsible under this Agreement, then Buyer shall pay to Seller the amount of such Tax Benefit within ten (10) Business Days of filing the Tax Return in which such Tax Benefit is utilized or received, as applicable.

(c)    Subject to Section 6.06(d), Seller shall be entitled to any Tax Benefit arising from any Tax Item arising in respect of any payment, loss, obligation, liability or Tax that Seller is responsible for under this Agreement or otherwise. Buyer acknowledges and agrees that neither Buyer nor any of its Subsidiaries or Affiliates (including, after the Closing Date, the Companies) shall claim any such Tax Item on any Tax Return for a Post-Closing Tax Period; provided that if any such Tax Item is not permitted by Law to be claimed on a Tax Return for which Seller has filing responsibility pursuant to Section 6.02 and is permitted by Law to be claimed on a Tax Return for which Buyer has filing responsibility pursuant to Section 6.02, then Buyer shall claim such Tax Item and pay to Seller the amount of any Tax Benefit resulting from such Tax Item within ten (10) Business Days of filing the Tax Return on which such Tax Benefit is utilized or received, as applicable.

(d)    Notwithstanding any other provision to the contrary, (i) Buyer shall have the sole discretion to reasonably determine, in good faith, whether any Tax Benefit exists and is payable to Seller, as well as the amount of any Tax Benefit, (ii) Seller shall not have any right to inspect any Tax records (including, but not limited to, any Tax filings) of the Buyer or any of its Affiliates (including, after the Closing Date, the Companies) for purposes of determining whether any Tax Benefit exists or the amount of any Tax Benefit, except as otherwise permitted by Section 6.02, (iii) Seller shall not be entitled to any Tax Benefit to the extent such Tax Benefit was reflected as an asset in Tangible Common Equity (as finally determined pursuant to Section 2.08) and specifically identified as such on the Closing Balance Sheet, (iv) the amount of any Tax Benefit payable to Seller shall be decreased to the extent any Tax Asset reflected in Tangible Common Equity (as finally determined pursuant to Section 2.08) is reasonably determined, in good faith, by the Buyer to not be able to be used by the Buyer or any of its Affiliates (including, after the Closing Date, the Companies) to decrease the amount of cash Taxes paid or payable by such entities in a Post-Closing Tax Period either (1) as a result of such Tax Asset not being fully utilized in the relevant Tax year and the statutory limitation or expiration of carryovers or carrybacks with respect to such Tax Asset preventing the Tax Asset being utilized in any other Tax year, (2) as a result of such Tax Asset being disallowed by a Taxing Authority pursuant to a “determination” within the meaning of Section 1313(a) of the Code (or any similar provision of the Puerto Rico Code), or (3) consistent with written tax advice received by Buyer from its legal counsel that it is more likely than not that such Tax Asset cannot be utilized by Buyer or its Affiliates to decrease the amount of cash Taxes paid or payable by such entities in a Post-Closing Tax Period (except to the extent that, notwithstanding receipt of such advice, Buyer or its Affiliates utilize such Tax Asset to decrease the amount of cash Taxes paid or payable by such entities in a Post-Closing Tax Period), (v) the amount of any Tax Benefit payable to Seller shall be decreased to the extent that any claim for indemnification under Section 6.03 is limited by Section 9.02(d), and (vi) Seller shall not be entitled to any Tax Benefit to the extent utilized or received, as applicable, after the last day of the survival period of any indemnification obligation with respect to Tax matters pursuant to Section 6.11 (provided that, for purposes of this Section 6.06(d)(vi), a Tax refund shall be considered received as of the date of the filing of the Tax Return with respect to such Tax refund).

Section 6.07    Tax Contests.

(a)    Buyer and Seller shall give written notice to the other party of the receipt of any written notice of any Tax Contest. Such written notice to Seller shall be provided by Buyer no later than the earlier of (i) ten (10) Business Days of receipt by such Buyer Indemnified Party of written notice of such Tax Contest, and (ii) thirty (30) days prior to the deadline for responding to the notice of the Tax Contest (or, if Buyer or its Affiliates did not receive the notice more than thirty (30) days prior to such deadline, as promptly as practicable); provided, however, that a failure to give such written notice to Seller shall not relieve Seller of its indemnification obligations, except to the extent that Seller is prejudiced by such delay or failure. Seller may, at its own expense, participate in and assume the defense of any such Tax Contest; provided that (i) Seller’s potential liability to indemnify Buyer exceeds Buyer’s potential liability (which is not subject to indemnification by Seller) in connection with such Tax Contest, and (ii)

Seller notifies Buyer in writing of its intent to so participate and assume control within ten (10) Business Days of Seller’s receipt from Buyer of notice of such Tax Contest. If Seller does not so notify Buyer in writing, then Buyer shall assume control of such Tax Contest. The party assuming such defense shall be referred to herein as the “Controlling Party,” and the other party shall be referred to herein as the “Non-Controlling Party.”

(b)    The Controlling Party shall have the sole discretion as to the conduct of the defense of any such Tax Contest, and the Non-Controlling Party shall have the right (but not the duty) to participate in the defense thereof and to employ counsel, at its own expense, separate from counsel employed by the Controlling Party. Prior to engaging in written correspondence with any Taxing Authority, the Controlling Party shall provide the Non-Controlling Party with an opportunity to review and comment on drafts of any such written correspondence. The Non-Controlling Party shall have at least five (5) Business Days to review and comment on any such correspondence, and the Controlling Party shall consider any such comments in good faith and shall not file or submit such correspondence without the written consent of the Non-Controlling Party, such consent not to be unreasonably withheld, delayed, or conditioned. The Non-Controlling Party shall also have the right to attend any tax meetings with a Taxing Authority (including meetings with examiners ) or hearings or proceedings before any Taxing Authority to the extent they relate to any Tax Contests for which an indemnity may be sought pursuant to Section 6.03. The Controlling Party shall not settle or otherwise resolve any such Tax Contest without the prior written consent of the Non-Controlling Party, which consent shall not be unreasonably withheld, conditioned or delayed.

Section 6.08    Tax Cooperation. Buyer, the Companies and Seller shall cooperate fully, each at its own expense, to the extent reasonably requested by the other party, in connection with the filing of Tax Returns pursuant to this Article VI and any Tax Proceeding. The parties agree to furnish, or cause to be furnished, to each other, upon request, in a timely manner, such information (including access to books and records) and assistance as is reasonably necessary for the filing of any Tax Return or with respect to any Tax Proceeding. Each party shall make its employees reasonably available on a mutually convenient basis at its cost to provide an explanation of any documents or information so provided. Notwithstanding anything herein to the contrary, Seller shall not be required to provide any Person with any Tax Return or copy of any Tax Return of Seller or any of its Affiliates (other than the Companies). Buyer shall retain all Tax Returns, schedules and work papers, and all material records and other documents relating to Tax matters of the Companies for their respective Tax periods (or portions thereof) ending on or prior to the Closing Date until the later of (x) the expiration of the statute of limitations for the Tax periods to which the Tax Returns and other documents relate and (y) six (6) years following the due date (without extension) for such Tax Returns. Thereafter, Buyer may dispose of them after offering Seller reasonable notice and opportunity to take possession of such Tax Returns and other documents (provided that any such notice must in any event be made in writing at least sixty (60) days prior to such disposition).

Section 6.09    Post-Closing Tax Covenants.

(a)    Buyer shall not, and shall not cause or permit any of its Affiliates (including the Companies after the Closing) to (i) make any election under Section 338 or 336(e) of the Code with respect to the acquisition of any Company pursuant to this Agreement, except, at Seller’s written request, Buyer shall make (and shall cause its relevant Affiliates to make) an election under Section 338(g) of the Code with respect to the acquisition of any Company that is characterized as a foreign corporation for U.S. federal income tax purposes and designated in such written request (together, such elections, the “Section 338(g) Elections” and, each such entity for which a Section 338(g) Election is made, a “Section 338(g) Subsidiary”) or (ii) other than the Section 338(g) Elections, make, change or revoke any Tax election (including any entity classification election pursuant to Treasury Regulations Section 301.7701-3) with respect to the Companies, which election would be effective on or prior to the Closing Date.

(b)    Without Seller’s written consent (such consent not to be unreasonably withheld, conditioned or delayed), Buyer shall not, and shall not cause its Affiliates (including the Companies after Closing) to (i) take any action or enter into any transaction after the Closing on the Closing Date that is outside the ordinary course of business with respect to the Companies (other than pursuant to Section 2.11), or (ii) amend or revoke any Pre-Closing Tax Return or Straddle Period Tax Return (or any notification or election relating thereto).

(c)    The parties agree that, for U.S. federal (and applicable state and local) and Puerto Rico income Tax purposes, (i) the transactions described in Section 2.11 shall be treated as reorganizations described in section 368 of the Code and section 1034.04(g) of the Puerto Rico Code or as liquidations described in section 332 of the Code and section 1034.04(b)(6) of the Puerto Rico Code and (ii) as a result of the transactions described in Section 2.11, the tax years of the relevant Companies shall close as of the Closing Date. None of the parties shall (and each shall cause its Affiliates not to) take any position inconsistent with the foregoing on any Tax Return or in connection with any Tax Proceeding, unless otherwise required by Applicable Law.

(d)    Prior to the Closing, Seller, Buyer and their respective Affiliates shall work together and cooperate in good faith to determine each direct or indirect shareholder of Buyer that is a “U.S. tax resident” within the meaning of Treasury Regulations Section 1.245A-5T(i)(29) that will be a “United States shareholder” within the meaning of Section 951(b) of the Code at the end of the Closing Date that owns directly and indirectly stock of an applicable Transferred Company and is described in Treasury Regulations Section 1.245A-5T(e)(3)(i)(C)(1) (each a “U.S. Tax Resident”). Buyer will enter into, and will use reasonable best efforts to cause all U.S. Tax Residents to enter into, a written, binding agreement as described in Treasury Regulations Section 1.245A-5T(e)(3)(i)(C) (a “245A Election Agreement”) with Seller and its relevant Affiliates for Seller to make an election pursuant to Treasury Regulations Section 1.245A-5T(e)(3) to close the taxable year of each Transferred Company that is a “controlled foreign corporation” within the meaning of Section 957 of the Code effective as of the Closing Date (the “245A Election”). The form of the 245A Election Agreement will be negotiated between Buyer and Seller in good faith between the date hereof and the Closing Date and in the 245A Election Agreement Buyer shall represent that the information provided is complete and that the U.S. Tax Residents identified are the only direct or indirect shareholders in Buyer that are required for purposes of making a valid 245A Election. Seller agrees to timely file or cause to be timely filed valid 245A Elections so long as the other conditions set forth in this Section 6.09(d) (including the provision by Buyer of the representation described in the immediately preceding sentence of this Section 6.09(d)) are satisfied. In the event that Seller timely files the 245A Election, none of the parties shall (and each shall cause its Affiliates not to), take any position inconsistent with the taxable year of the applicable Transferred Company closing for all purposes of the Code on the date of the “extraordinary reduction amount” or “tiered extraordinary reduction amount” (as each are defined in Treasury Regulations Section 1.245A-5T) on any Tax Return or in connection with any Tax Proceeding, unless otherwise required by Applicable Law. For purposes of this Section 6.09(d), “Transferred Company” shall mean any Company for which there would be an “extraordinary reduction amount” or “tiered extraordinary reduction amount” (as each are defined in Treasury Regulations Section 1.245A-5T) absent an election under Treasury Regulations Section 1.245A-5T(e)(3).

Section 6.10    Tax Sharing Agreements. Any and all Tax sharing, allocation, indemnification or similar agreements to which any Company is a party shall be terminated as of the Closing Date (other than any (x) agreements solely among the Companies and (y) commercial agreements the primary purpose of which does not relate to Taxes), and no Company shall have any liability after the Closing Date with respect to any such agreements.

Section 6.11    Survival. The indemnification obligations pursuant to Section 6.03 shall survive the Closing until ninety (90) days following the expiration of the applicable statute of limitations; provided that if notice of indemnification is provided to Seller or Buyer, as applicable, prior to any such expiration date, any obligation to indemnify for any claim described in such notice shall continue indefinitely until such claim is finally resolved. The representations and warranties made with respect to Taxes shall not survive the Closing except that Section 3.18(i), Section 3.18(k), Section 3.18(o), Section 3.18(p) and Section 3.18(q) shall survive until ninety (90) days after the expiration of the applicable statutory period of limitations.

Section 6.12    Exclusivity. All issues relating to indemnification for Taxes and to the other matters addressed by this Article VI shall be governed exclusively by the provisions of this Article VI and not by any other provision of this Agreement (other than Section 9.02(d) and Section 9.03(c)).

Section 6.13    Treatment of Indemnity Payments. All payments made by Seller to or for the benefit of the Buyer Indemnified Parties pursuant to this Article VI and all payments made by Buyer to or for the benefit of the Seller Indemnified Parties pursuant to this Article VI shall be treated as adjustments to the Purchase Price for Tax purposes, unless otherwise required by Applicable Law.

ARTICLE VII

CONDITIONS TO CLOSING

Section 7.01    Conditions to Obligations of Buyer and Seller. The obligations of Buyer and Seller to consummate the Closing are subject to the satisfaction at or prior to the Closing, of each of the following:

(a)    All Requisite Governmental Approvals shall have been obtained and shall remain in full force and effect and all statutory waiting periods in respect thereof shall have expired or been terminated.

(b)    There shall be neither any (i) injunction, writ, preliminary restraining order or any order of any nature or any other Applicable Law issued, enacted, promulgated, enforced or entered by any Governmental Authority of competent jurisdiction restraining, enjoining, impeding or otherwise prohibiting the Closing or the consummation of the transactions provided for herein in existence and effective as of the Closing nor (ii) Litigation seeking to restrain, enjoin, impede or otherwise prohibit the Closing or the consummation of the transactions provided for herein that is brought by any Governmental Authority that has the right under Applicable Law to approve or deny the Closing or the consummation of the transactions provided for herein.

Section 7.02    Conditions to Obligation of Buyer. The obligations of Buyer to consummate the Closing are subject to the satisfaction, or waiver by Buyer, at or prior to the Closing, of each of the following conditions:

(a)    Seller shall have performed in all material respects all of its obligations hereunder required to be performed by it on or prior to the Closing Date.

(b)    The representations and warranties of Seller contained in Article III (other than the Seller Fundamental Representations) shall be true and correct at and as of the Effective Date and as of the Closing Date, as if made on and as of the Closing Date (other than any representation or warranty expressly made as of another date, which representation or warranty shall have been true and correct as of such date), disregarding the phrases “material,” “materially,” “in all material respects” or similar phrases and any qualifications as to a Material Adverse Effect, except to the extent that any failure of such representations and warranties, individually or in the aggregate, to be so true and correct has not had a Material Adverse Effect; provided that, notwithstanding the foregoing, each of the representations and warranties of Seller contained in Section 3.01, Section 3.02, Section 3.04(i), Section 3.05, Section 3.06, Section 3.26 and Section 3.35 (collectively, the “Seller Fundamental Representations”) shall be true and correct, other than as to de minimis inaccuracies, as of the Effective Date and as of the Closing Date, as if made on and as of the Closing Date (other than any representation or warranty expressly made as of another date, which representation or warranty shall have been true and correct as of such date).

(c)    Seller (or its Affiliates, as applicable) shall have executed and delivered to Buyer the Ancillary Agreements.

(d)    The Seller Non-Performing Assets Transfers shall have been consummated in accordance with Section 5.15.

(e)    The Reorganization shall have been completed in accordance with Section 5.20.

(f)    Buyer shall have received a certificate signed by an authorized officer of Seller on behalf of Seller to the effect set forth in the foregoing Section 7.02(a), Section 7.02(b), and Section 7.02(d) and Section 7.02(e).

Section 7.03    Conditions to Obligation of Seller. The obligations of Seller to consummate the Closing are subject to the satisfaction, or waiver by Seller, at or prior to the Closing, of each of the following conditions:

(a)    Buyer and Buyer Parent shall have performed in all material respects all of its obligations hereunder required to be performed by them at or prior to the Closing Date.

(b)    The representations and warranties of Buyer and Buyer Parent contained in Article IV (other than the Buyer Fundamental Representations) shall be true and correct at and as of the Effective Date and as of the Closing Date, as if made on and as of the Closing Date (other than any representation or warranty expressly made as of another date, which representation or warranty shall have been true and correct as of such date), disregarding the phrases “material,” “materially,” “in all material respects” or similar phrases and any qualifications as to a Buyer Material Adverse Effect, except to the extent that any failure of such representations and warranties, individually or in the aggregate, to be so true and correct has not had a Buyer Material Adverse Effect; provided that, notwithstanding the foregoing, each of the representations and warranties of Buyer and Buyer Parent contained in Section 4.01, Section 4.02, Section 4.03 and Section 4.04(i) (collectively, the “Buyer Fundamental Representations”) shall be true and correct, other than as to de minimis inaccuracies, as of the Effective Date and as of the Closing Date, as if made on and as of the Closing Date (other than any representation or warranty expressly made as of another date, which representation or warranty shall have been true and correct as of such date).

(c)    Seller shall have received a certificate signed by an authorized officer of Buyer and an authorized officer of Buyer Parent on behalf of Buyer and Buyer Parent, respectively, to the effect set forth in the foregoing Section 7.03(a) and Section 7.03(b).

(d)    Buyer (or its Affiliates, as applicable) shall have executed and delivered to Seller the Ancillary Agreements.

ARTICLE VIII

TERMINATION

Section 8.01    Termination. This Agreement may be terminated at any time prior to the Closing:

(a)    by mutual written agreement of Seller and Buyer;

(b)    by either Seller or Buyer if the Closing shall not have been consummated on or before twelve (12) months after the Effective Date (such date, as it may be extended pursuant to the provisions below, the “Outside Date”) or such later date as the parties may mutually agree in writing; provided that the right to terminate this Agreement pursuant to this Section 8.01(b) shall not be available to any party whose breach of any provision of this Agreement results in the failure of the Closing to be consummated by such time; provided, further, if all of the conditions set forth in Article VII have been satisfied or waived (or are capable of being satisfied as of the Closing Date) other than Section 7.01(a), Seller and Buyer shall each have the right, but not the obligation, by delivery of written notice to the other, to extend the Outside Date by an additional ninety (90) days if it is reasonably likely that the conditions set forth in Section 7.01(a) will be satisfied during such extension period;

(c)    by either Seller or Buyer if (i) any Requisite Governmental Approval has been denied, and such denial has become final and non-appealable, (ii) any Governmental Authority of competent jurisdiction binding on Buyer or Seller shall have issued a final non-appealable Governmental Order enjoining or otherwise prohibiting the consummation of the Closing, (iii) any Applicable Law enacted, issued, promulgated, enforced or entered, in each case, by any Governmental Authority of competent jurisdiction binding on Buyer or Seller, restraining, prohibiting, enjoining or otherwise prohibiting or making unlawful the Closing or the consummation of the transactions contemplated by this Agreement; provided that the right to terminate this Agreement pursuant to this Section 8.01(c) shall not be available to party whose failure to take any action required to fulfill any of such party’s obligations under this Agreement shall have been the cause of, or shall have resulted in, such Governmental Order issuance, denial of approval or enactment of such Applicable Law;

(d)    by Buyer if a breach of any provision of this Agreement by Seller shall have occurred that would cause one or more of the conditions set forth in Section 7.01 or Section 7.02 not to be satisfied and such condition is incapable of being satisfied by the Outside Date or, if curable, is not cured by Seller within thirty (30) days of receipt by Seller of written notice of such breach; provided that the right to terminate this Agreement pursuant to this Section 8.01(d) shall not be available to Buyer if it shall then be in material breach of this Agreement; or

(e)    by Seller if a breach of any provision of this Agreement by Buyer shall have occurred that would cause one or more of the conditions set forth in Section 7.01 or Section 7.03 not to be satisfied and such condition is incapable of being satisfied by the Outside Date or, if curable, is not cured by Buyer within thirty (30) days of receipt by Seller of written notice of such breach; provided that the right to terminate this Agreement pursuant to this Section 8.01(e) shall not be available to Seller if it shall then be in material breach of this Agreement.

Section 8.02    Notice; Effect of Termination.

(a)    The party desiring to terminate this Agreement pursuant to Section 8.01(b), Section 8.01(c), Section 8.01(d) or Section 8.01(e) shall give notice of such termination to the other parties.

(b)    If this Agreement is terminated as permitted by Section 8.01, this Agreement shall thereafter become void as to all parties and of no further force and effect, without any liability on the part of any party hereto; provided that (i) the provisions of this Section 8.02 and Section 5.06 and Article X shall remain in full force and effect and survive any termination of this Agreement and (ii) if this Agreement is terminated, nothing in this Agreement shall relieve Seller, Buyer Parent or Buyer from liability for common law fraud by such party in connection with this Agreement or any willful and material breach of this Agreement.

ARTICLE IX

SURVIVAL; INDEMNIFICATION

Section 9.01    Survival of Representations, Warranties, Covenants and Certain Indemnities. Except to the extent otherwise provided in Article VI and subject to the limitations set forth in this Article IX, the representations and warranties of the parties hereto contained in this Agreement or in any certificate signed by an authorized officer of Seller on behalf of Seller delivered pursuant to or in connection with this Agreement shall survive until the date that is eighteen (18) months after the Closing Date, at which time they shall terminate (and no claims shall be made for indemnification with respect thereto under Section 9.02(a) or Section 9.03(a) thereafter); except (i) the Seller Fundamental Representations and the Buyer Fundamental Representations, which shall survive the Closing indefinitely (or until the latest date permitted by Applicable Law) and (ii) the representations and warranties of Seller set forth in Section 3.32 shall survive until the date that is twenty (20) months after the Closing Date, at which time they shall terminate (and no claims shall be made for indemnification with respect thereto under Section 9.02(a)(iii) thereafter). The indemnity set forth in Section 9.02(a)(viii) shall survive until the date that is eighteen (18) months after the Closing Date, at which time it shall terminate (and no claims shall be made for indemnification with respect thereto thereafter). Except as otherwise provided in Article VI, all covenants and agreements made or to be performed by any party in this Agreement (including the indemnification obligations set forth in this Article IX) shall survive the Closing indefinitely (or until the latest date permitted by Applicable Law) unless such covenant or agreement provides for a specified period, then in such case, such specified period; provided that any covenant or agreement requiring full performance prior to the Closing shall survive the Closing until the date that is six (6) months after the Closing. Notwithstanding the preceding sentences, any breach of representation, warranty, covenant or agreement in respect of which indemnity may be sought under this Agreement shall survive the time at which it would otherwise terminate if (and to the extent) prior to such time notice of the breach giving rise to such right of indemnity shall have been given in accordance with this Article IX to the party against whom indemnity is sought, in which case such breach shall survive until final resolution of such claim (or, if earlier, the latest date permitted by Applicable Law).

Section 9.02    Indemnification By Seller.

(a)    Effective at and after the Closing and subject to the other provisions of this Article IX, Seller hereby indemnifies Buyer and its Affiliates (including the Companies) and their respective Representatives (collectively, the “Buyer Indemnified Parties”) against and agrees to hold each of them harmless from, and reimburse any Buyer Indemnified Party for, any and all Losses suffered by a Buyer Indemnified Party as a result of or relating to:

(i)    any breach or inaccuracy of any Seller Fundamental Representation or the certificate delivered at Closing in respect thereof determined without giving effect to any limitations as to materiality or “Material Adverse Effect” set forth therein;

(ii)    any (x) breach or inaccuracy of any representation and warranty made by Seller set forth in this Agreement or the certificate delivered at Closing in respect thereof (other than the Seller Fundamental Representations and the representations and warranties set forth in Section 3.18 (which matters are addressed in Section 6.03) and Section 3.32) determined (except with respect to Section 3.07, Section 3.08(a), Section 3.11(a)(xii), Section 3.11(a)(xiv), Section 3.11(a)(xvi), Section 3.19(b), Section 3.22(b), Section 3.24(a), and Section 3.28(a)) without giving effect to any limitations as to materiality or “Material Adverse Effect” set forth therein (which shall not affect the defined term “Material Contract”);

(iii)    any breach or inaccuracy of the representations and warranties set forth in Section 3.32 or the certificate delivered at Closing in respect thereof determined without giving effect to any limitations as to materiality or “Material Adverse Effect” set forth therein;

(iv)    any breach, failure, nonfulfillment or default by Seller in the performance of or compliance with any of the covenants or agreements made or to be performed by Seller pursuant to this Agreement.

(v)    any liabilities of HoldCo (or any other Company) arising as a result of its (or their) ownership prior to the Closing of any Person other than the Companies, or the conduct or operations of any such other Person prior to the Closing;

(vi)    the Reorganization;

(vii)    any Litigation set forth on Section 9.02(a)(vii) of the Seller Disclosure Schedule; and

(viii)    the matters set forth on Section 9.02(a)(viii) of the Seller Disclosure Schedule.

(b)    Notwithstanding any other provision to the contrary, Seller shall not be required to indemnify or hold harmless any Buyer Indemnified Party against, or reimburse any Buyer Indemnified Party for, any Losses pursuant to Section 9.02(a)(ii): (i) with respect to any claim (or series of related claims arising from similar or related underlying facts, events or circumstances) unless such claim (or series of related claims arising from similar or related underlying facts, events or circumstances) involves Losses in excess of $75,000 (nor shall any such claim (or series of related claims arising from similar or related underlying facts, events or circumstances) that does not meet such $75,000 threshold be applied to or considered for purposes of calculating the aggregate amount of the Buyer Indemnified Parties’ Losses for which Seller has responsibility under clause (ii) below), in which event all such Losses for such claim (or series of claims) shall be considered for purposes of calculating the aggregate amount of the Buyer Indemnified Parties’ Losses for which Seller has responsibility under clause (ii) below, and (ii) until the aggregate amount of the Buyer Indemnified Parties’ Losses exceeds $5,000,000 (such amount, the “Basket”), after which (subject to subsection (i) of this Section 9.02(b)) Seller shall be obligated for all such Losses of the Buyer Indemnified Parties in excess of the amount of the Basket.

(c)    Notwithstanding any other provision to the contrary, Seller shall not be required to indemnify or hold harmless any Buyer Indemnified Party against, or reimburse any Buyer Indemnified Party for, any Losses pursuant to Section 9.02(a)(iii): (i) with respect to any loan or Extension of Credit (other than any Mortgage Loan) unless such loan or Extension of Credit involves Losses in excess of $75,000 (nor shall any such loan or Extension of Credit (other than any Mortgage Loan) that does not meet such $75,000 threshold be applied to or considered for purposes of calculating the aggregate amount of the Buyer Indemnified Parties’ Losses for which Seller has responsibility under clause (iii) below), in which event all such Losses for such claim (or series of claims) shall be considered for purposes of calculating the aggregate amount of the Buyer Indemnified Parties’ Losses for which Seller has responsibility under clause (iii) below; (ii) with respect to any Mortgage Loan unless such Mortgage Loan involves Losses in excess of $20,000 (nor shall any such Mortgage Loan that does not meet such $20,000 threshold be applied to or considered for purposes of calculating the aggregate amount of the Buyer Indemnified Parties’ Losses for which Seller has responsibility under clause (iii) below), in which event all such Losses for such claim (or series of claims) shall be considered for purposes of calculating the aggregate amount of the Buyer Indemnified Parties’ Losses for which Seller has responsibility under clause (iii) below; and (iii) until the aggregate amount of the Buyer Indemnified Parties’ Losses exceeds $1,000,000 (such amount, the “Loan Basket”), after which (subject to subsections (i) and (ii) of this Section 9.02(c)) Seller shall be obligated for all such Losses of the Buyer Indemnified Parties in excess of the amount of the Loan Basket.

(d)    Notwithstanding any other provision to the contrary, the cumulative aggregate indemnification obligation of Seller under Section 9.02(a)(ii), Section 9.02(a)(iii) and Section 9.02(a)(viii) shall in no event exceed $50,000,000 (other than in respect of Losses arising as a result of common law fraud in connection with this Agreement by the Indemnifying Party). Notwithstanding any other provision to the contrary, the cumulative aggregate indemnification obligation of Seller (i) under Article IX (other than Section 9.02(a)(i), Section 9.02(a)(v) and Section 9.02(a)(vi)) or Section 6.03 shall in no event exceed the sum of (A) Base TCE plus (B) the Purchase Price Premium and (ii) under Section 9.02(a)(i) shall in no event exceed the sum of (A) Tangible Common Equity plus (B) the Purchase Price Premium; in each case, reflecting applicable adjustments pursuant to Section 2.08.

(e)    Notwithstanding any other provision to the contrary, this Section 9.02 (other than Section 9.02(d)) shall not apply to Taxes or any matters addressed in Section 6.03, in each case, other than Taxes that represent Losses arising from any Non-Tax Claim.

Section 9.03    Indemnification by Buyer.

(a)    Effective at and after the Closing and subject to the other provisions of this Article IX, Buyer hereby indemnifies Seller and its Affiliates and their respective Representatives (collectively, the “Seller Indemnified Parties”) against and agrees to hold each of them harmless from, and reimburse any Seller Indemnified Party for, any and all Losses suffered by a Seller Indemnified Party as a result of or relating to:

(i)    any breach or inaccuracy of any Buyer Fundamental Representation or the certificate delivered at Closing in respect thereof determined without giving effect to any limitations as to materiality or “Buyer Material Adverse Effect” set forth therein;

(ii)    any breach or inaccuracy of any representation and warranty made by Buyer set forth in this Agreement or any certificate signed by an authorized officer of Buyer on behalf of Buyer or instrument delivered hereunder (other than the Buyer Fundamental Representations) determined without giving effect to any limitations as to materiality or “Buyer Material Adverse Effect” set forth therein; or

(iii)    any breach, failure, nonfulfillment or default by Buyer in the performance of or compliance with any of the covenants or agreements made or to be performed by Buyer pursuant to this Agreement.

(b)    Notwithstanding any other provision to the contrary, Buyer shall not be required to indemnify or hold harmless any Seller Indemnified Party against, or reimburse any Seller Indemnified Party for, any Losses pursuant to Section 9.03(a)(ii): (i) with respect to any claim (or series of related claims arising from similar or related underlying facts, events or circumstances) unless such claim (or series of related claims arising from similar or related underlying facts, events or circumstances) involves Losses in excess of $75,000 (nor, subject to the foregoing, shall any such item that does not meet such $75,000 threshold be applied to or considered for purposes of calculating the aggregate amount of the Seller Indemnified Parties’ Losses for which Buyer has responsibility under clause (ii) below), in which event all such Losses for such claim (or series of claims) shall be considered for purposes of calculating the aggregate amount of the Seller Indemnified Parties’ Losses for which Buyer has responsibility under clause (ii) below, and (ii) until the aggregate amount of the Seller Indemnified Parties’ Losses exceeds the Basket, after which Buyer shall be obligated for all such Losses of the Seller Indemnified Parties in excess of the amount of the Basket.

(c)    Notwithstanding any other provision to the contrary, the cumulative aggregate indemnification obligation of Buyer under Section 9.03(a)(ii) shall in no event exceed $50,000,000 (other than in respect of Losses arising as a result of common law fraud in connection with this Agreement by the Indemnifying Party). Notwithstanding any other provision to the contrary, the cumulative aggregate indemnification obligation of Buyer under Article IX (other than Section 9.03(a)(i)) or Section 6.03 shall in no event exceed the sum of (A) Base TCE plus (B) the Purchase Price Premium and (ii) under Section 9.03(a)(i) shall in no event exceed the sum of (A) Tangible Common Equity plus (B) the Purchase Price Premium; in each case, reflecting applicable adjustments pursuant to Section 2.08.

(d)    Notwithstanding any other provision to the contrary, this Section 9.03 (other than Section 9.03(c)) shall not apply to Taxes or any matters addressed in Section 6.03, in each case, other than Taxes that represent Losses arising from any Non-Tax Claim.

Section 9.04    Third Party Claim Procedures.

(a)    Except for indemnification in respect of Taxes (indemnification for which shall be governed exclusively by Article VI) a Person that may be entitled to be indemnified under this Agreement (the “Indemnified Party”) shall as promptly as practicable (and, in any event, within twenty (20) Business Days of the Indemnified Party first receiving written notice of a threat or commencement of a claim or demand by a third party), notify the party or parties liable for such indemnification (the “Indemnifying Party”) in writing of any pending or threatened claim or demand by a third party that the Indemnified Party has determined has given or could reasonably give rise to a right of indemnification under this Agreement (including a pending or threatened claim or demand asserted by a third party against the Indemnified Party, such claim being a “Third Party Claim”), describing in reasonable detail, to the extent practicable based on then-available information, the facts and circumstances with respect to the subject matter of such Third Party Claim; provided, however, that the failure to provide such notice shall not release the Indemnifying Party from any of its obligations under this Article IX except and only to the extent the Indemnifying Party is actually prejudiced by such failure, it being understood that notices for claims in respect of a breach of a representation, warranty, covenant or agreement must be delivered prior to the expiration of any applicable survival period specified in Section 9.01 for such representation, warranty, covenant or agreement; provided, further, that if, prior to such applicable date, a party hereto shall have notified the other parties hereto in accordance with the requirements of this Section 9.04(a) of a claim for indemnification under this Article IX (whether or not formal legal action shall have been commenced based upon such claim), such claim shall continue to be subject to indemnification in accordance with this Article IX notwithstanding the passing of such applicable date.

(b)    Upon receipt of a notice of a Third Party Claim from an Indemnified Party pursuant to Section 9.04(a), the Indemnifying Party, by notice to the Indemnified Party delivered within ten (10) Business Days of the receipt of notice of such claim, may, but is not obligated to, assume the defense and control of such Third Party Claim at its own expense; provided, however, that the Indemnifying Party shall allow the Indemnified Party a reasonable opportunity to participate in the defense of such Third Party Claim with its own counsel and at its own expense as provided in this Section 9.04(b); provided, further, that the Indemnifying Party shall bear the reasonable fees, costs and expenses of one such separate firm of counsel if (and one firm of local counsel if required) (i) the Indemnified Party shall have determined in good faith that an actual or potential conflict of interest makes representation by the same counsel inappropriate or (ii) the Indemnifying Party shall have authorized the Indemnified Party to employ separate counsel at the Indemnifying Party’s expense. The Indemnifying Party shall be liable for the fees and expenses of one firm of counsel (plus one firm of local counsel, if required) employed by the Indemnified Party for any period during which the Indemnifying Party has not assumed the defense of a Third Party Claim. The Indemnified Party may take any actions reasonably necessary to defend such Third Party Claim prior to the time that it receives a notice from the Indemnifying Party as contemplated by the preceding sentence. Seller or Buyer, as the case may be, shall, and shall cause each of its Affiliates and Representatives to, reasonably cooperate (including, upon the reasonable request of the Indemnified Party, making reasonably available books, records and personnel with respect to the subject matter of such Third Party Claim) with the Indemnifying Party in the defense of any Third Party Claim. The Indemnifying Party shall be authorized to consent to a settlement of, or the entry of any judgment arising from, any Third Party Claim, without the consent of any Indemnified Party (which consent shall not be unreasonably withheld); provided that (A) such settlement does not involve any finding or admission of any violation of Applicable Law or admission of any wrongdoing or any violation of the rights of any Person and does not include a statement or admission of fault, culpability or failure to act by or on behalf of any Indemnified Party, (B) the Indemnifying Party pays or causes to be paid all amounts arising out of such settlement or judgment not later than three (3) Business Days following the effectiveness of such settlement, (C) such settlement does not subject the Indemnified Party to any injunctive relief or other equitable remedy and does not encumber any of the assets of any Indemnified Party or agree to any restriction or condition that would apply to or affect any Indemnified Party or the conduct of any Indemnified Party’s business and (D) the Indemnifying Party obtains, as a condition of any settlement or other resolution, a complete and unconditional release of, or dismissal with prejudice of claims against, each Indemnified Party potentially affected by such Third Party Claim from any and all liability in respect of such Third Party Claim.

Section 9.05    Direct Claim Procedures. In the event an Indemnified Party has a claim for indemnity under this Article IX against an Indemnifying Party that does not involve a Third Party Claim, the Indemnified Party agrees to give prompt notice in writing of such claim to the Indemnifying Party. Such notice shall set forth in reasonable detail such claim and the basis for indemnification (taking into account the information then available to the Indemnified Party). The failure to so notify the Indemnifying Party shall not relieve the Indemnifying Party of its obligations hereunder, except to the extent such failure shall have actually and materially prejudiced the Indemnifying Party.

Section 9.06    Calculation of Losses. The amount of any Losses payable under this Article IX by the Indemnifying Party shall be net of any amounts actually recovered by the Indemnified Party under applicable insurance policies or from any other Person alleged to be responsible therefor and exclude any amounts with respect to the adjustment of the Purchase Price pursuant to the provisions of Article II. If the Indemnified Party receives any amounts under applicable insurance policies, or from any other Person alleged to be responsible for any Losses, subsequent to an indemnification payment by the Indemnifying Party, then such Indemnified Party shall promptly reimburse the Indemnifying Party for any payment made or expense incurred by such Indemnifying Party in connection with providing such indemnification payment up to the amount received by the Indemnified Party. Each Indemnified Party shall use its commercially reasonable efforts to collect any amounts available under insurance coverage, or from any other Person potentially responsible, for any Losses payable under this Article IX.

Section 9.07    Exclusivity. Without limiting remedies under the Ancillary Agreements, after the Closing, this Article IX shall provide the exclusive remedy for any of the matters addressed herein and any other claims arising out of this Agreement or the transactions contemplated hereby, other than (i) in the case of common law fraud by either party in connection with this Agreement, (ii) for breaches or non-performance of provisions in this Agreement for which the non-monetary remedy of specific performance is available pursuant to Section 10.13; (iii) indemnification pursuant to Section 5.16(d); or (iv) with respect to the adjustment of the Purchase Price pursuant to the provisions of Article II. Any indemnification matters relating to Taxes and all other Tax matters addressed by Article VI shall be governed exclusively by Article VI (other than, for the avoidance of doubt, Section 9.02(c) and Section 9.03(c) and except as provided in Section 9.02(e)).

Section 9.08    Treatment of Indemnity Payments. All payments made by Seller to or for the benefit of the Buyer Indemnified Parties pursuant to this Article IX and all payments made by Buyer to or for the benefit of the Seller Indemnified Parties pursuant to this Article IX shall be treated as adjustments to the Purchase Price for Tax purposes, unless otherwise required by Applicable Law.

ARTICLE X

MISCELLANEOUS

Section 10.01    Notices. All notices, requests and other communications to any party hereunder shall be given,

if to Buyer, to:

First BanCorp.
1519 Ponce De Leon Ave
San Juan, PR 00908-0146
Attention:	Lawrence Odell
Sara Alvarez
E-mail:	lawrence.odell@firstbankpr.com
sara.alvarez@firstbankpr.com

with a copy to (which shall not constitute notice):

Skadden, Arps, Slate, Meagher & Flom LLP
4 Times Square
New York, NY 10036
Attention:	Sven G. Mickisch
Christopher J. Ulery
E-mail:	sven.mickisch@skadden.com
chris.ulery@skadden.com

if to Seller, to:

Santander Holdings USA, Inc.
75 State Street
Boston, MA 02109
Attention:	Daniel Budington
E-mail:	daniel.budington@santander.us

with a copies to (which shall not constitute notice):

Banco Santander
Av. Cantabria, Boadilla del Monte 28660
Madrid, Spain
Attention:	Javier Illescas, Group Executive Vice President
E-mail:	jillescas@gruposantander.com,
corporatelegalnotices@grupsosantander.com

Santander Holdings USA, Inc. 75 State Street
Boston, MA 02109
Attention:	Gerard A. Chamberlain
E-mail:	gchamber@santander.us

Wachtell, Lipton, Rosen & Katz 51 West 52nd Street
New York, NY 10019
Attention:	Edward D. Herlihy
Nicholas G. Demmo
E-mail:	EDHerlihy@WLRK.com
NGDemmo@WLRK.com

or such other address, e-mail or facsimile number as such party may hereafter specify for the purpose by notice to the other parties hereto. All notices or other communications hereunder shall be deemed to have been duly given and duly received (a)(i) if served by personal delivery or (ii) if delivered by registered or certified mail (return receipt requested) or by a national courier service, in each case, on the day of such delivery if delivery is prior to 5:00 p.m. in the place of receipt and such day is a Business Day in the place of receipt; otherwise on the Business Day during which such normal business hours next occur; or (b) if sent by e-mail, upon confirmation of receipt by the recipient; provided that, in each case, such confirmation is prior to 5:00 p.m. in the place of receipt and such day is a Business Day in the place of receipt; otherwise on the Business Day during which such normal business hours next occur; provided, further, that any unconfirmed facsimile or e-mail notices shall be deemed to have been duly given and duly received on the first Business Day following transmission.

Section 10.02    Amendments and Waivers.

(a)    Any provision of this Agreement may be amended, supplemented, modified or waived if, but only if, such amendment or waiver is in writing and is signed, in the case of an amendment, by each party to this Agreement, or their applicable successors in interest, or in the case of a waiver, by the party against whom the waiver is to be effective.

(b)    Subject to Section 9.01, no failure or delay by any party in exercising any right, power or privilege hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege. Except as set forth in Section 9.07, the rights and remedies herein provided shall be cumulative and not exclusive of any rights or remedies provided by law or in equity.

Section 10.03    Expenses. Except as otherwise provided herein, all costs and expenses incurred in connection with this Agreement shall be paid by the party incurring such cost or expense whether or not the Closing shall have occurred.

Section 10.04    Successors and Assigns. The provisions of this Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective successors and assigns; provided that no party may assign, delegate or otherwise transfer any of its rights or obligations under this Agreement without the consent of the other parties hereto; provided, however, that Buyer may assign its rights hereunder to any of its Affiliates, but no such assignment shall, unless otherwise agreed to by the parties hereto, release Buyer from any liability or obligation under this Agreement.

Section 10.05    Governing Law. This Agreement and any claims or causes of action arising hereunder shall be governed by and construed in accordance with the law of the State of New York, without regard to the conflicts of law rules of such state.

Section 10.06    Jurisdiction. Any suit, action or proceeding seeking to enforce any provision of, or based on any matter arising out of or in connection with, this Agreement, the Ancillary Agreements or the transactions contemplated hereby or thereby shall be brought in the United States District Court for the Southern District of New York or any New York State court sitting in New York County, so long as one of such courts shall have subject matter jurisdiction over such suit, action or proceeding, any cause of action arising out of this Agreement shall be deemed to have arisen from a transaction of business in the State of New York, and each of the parties hereby irrevocably consents to the exclusive jurisdiction of such courts (and of the appropriate appellate courts therefrom) in any such suit, action or proceeding and irrevocably waives, to the fullest extent permitted by law, any objection that it may now or hereafter have to the laying of the venue of any such suit, action or proceeding in any such court or that any such suit, action or proceeding brought in any such court has been brought in an inconvenient forum. Process in any such suit, action or proceeding may be served on any party anywhere in the world, whether within or without the jurisdiction of any such court. Without limiting the foregoing, each party agrees that service of process on such party as provided in Section 10.01 shall be deemed effective service of process on such party.

Section 10.07    WAIVER OF JURY TRIAL. EACH OF THE PARTIES HERETO HEREBY IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY LEGAL PROCEEDING (WHETHER BASED ON CONTRACT, TORT OR OTHERWISE) ARISING OUT OF OR RELATED TO THIS AGREEMENT, THE ANCILLARY AGREEMENTS OR THE TRANSACTIONS CONTEMPLATED HEREBY OR THEREBY.

Section 10.08    Counterparts; Effectiveness; Third Party Beneficiaries. This Agreement may be signed in any number of counterparts, each of which shall be an original, with the same effect as if the signatures thereto and hereto were upon the same instrument. This Agreement shall become effective when each party hereto shall have received a counterpart hereof signed by the other parties hereto. Until and unless each party has received a counterpart hereof signed by the other parties hereto, this Agreement shall have no effect and no party shall have any right or obligation hereunder (whether by virtue of any other oral or written agreement or other communication). Except for Section 5.18 with respect to a Company Indemnified Party, no provision of this Agreement is intended to confer any rights, benefits, remedies, obligations or liabilities hereunder upon any Person other than the parties hereto and their respective successors and permitted assigns.

Section 10.09    Entire Agreement. This Agreement, the Ancillary Agreements and the Confidentiality Agreement constitute the entire agreement between the parties with respect to the subject matter hereof and thereof and supersede all prior agreements and understandings, both oral and written, between the parties with respect to the subject matter hereof and thereof.

Section 10.10    Severability. If any term, provision, covenant or restriction of this Agreement is held by a court of competent jurisdiction or other Governmental Authority to be invalid, void or unenforceable, the remainder of the terms, provisions, covenants and restrictions of this Agreement shall remain in full force and effect and shall in no way be affected, impaired or invalidated so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner adverse to any party. Upon such a determination, the parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner in order that the transactions contemplated hereby be consummated as originally contemplated to the fullest extent possible.

Section 10.11    Disclosure Schedules. Seller and Buyer have set forth information on the Seller Disclosure Schedule and Buyer Disclosure Schedule, respectively, in Schedules thereof that correspond to the Sections of this Agreement to which they relate. A matter set forth in one Schedule of the Seller Disclosure Schedule or the Buyer Disclosure Schedule need not be set forth in any other Schedule of the Seller Disclosure Schedule or the Buyer Disclosure Schedule, as applicable, so long as its relevance to such other Schedule of the Seller Disclosure Schedule or the Buyer Disclosure Schedule, as applicable, or to another section of this Agreement is reasonably apparent on the face of the information disclosed therein. The parties acknowledge and agree that the Seller Disclosure Schedule and the Buyer Disclosure Schedule may include certain items and information solely for informational purposes for the convenience of Buyer and Seller, respectively, and the disclosure by Seller of any matter in the Seller Disclosure Schedule or by Buyer of any matter in the Buyer Disclosure Schedule shall not be deemed to constitute an acknowledgement by the disclosing party that the matter is required to be disclosed by the terms of this Agreement or that the matter is material.

Section 10.12    Construction and Interpretation. The parties hereto agree that any rule of construction to the effect that ambiguities are to be resolved against the drafting party shall not be applied in the construction or interpretation of this Agreement.

Section 10.13    Specific Performance. The parties hereto agree that irreparable damage would occur if any covenant or agreement in this Agreement were not performed in accordance with its specific terms or otherwise were breached. Therefore, notwithstanding anything to the contrary set forth in this Agreement, each party hereto agrees that the other parties shall be entitled to seek an injunction or injunctions to prevent breaches of any of the covenants or agreements in this Agreement, and to enforce specifically the performance by such first party under this Agreement. In furtherance of the foregoing, each party hereby waives, to the fullest extent permitted by Applicable Law, (a) any and all defenses to any action for specific performance hereunder, including any defense based on the claim that a remedy at law would be adequate, and (b) any requirement to post a bond or other security as a prerequisite to obtaining equitable relief. The equitable remedies described in this Section 10.13 shall be in addition to, and not in lieu of, any other remedies at law or in equity that the parties to this Agreement may elect to pursue.

Section 10.14    Guarantee.

(a)    Buyer Parent hereby irrevocably and unconditionally guarantees to Seller as primary obligor and not merely as a surety, the full and timely payment and performance of each and every covenant, agreement, liability and obligation of Buyer, including the obligations set forth in Section 2.03(a) and Section 5.03, under this Agreement (collectively, the “Guaranteed Obligations”). Such guarantee is a guarantee of payment and performance, and not merely of collection, and Buyer Parent acknowledges and agrees that this guarantee is full and unconditional, and no amendment, modification, release or extinguishment of Buyer’s obligations or liabilities, whether by decree in any bankruptcy proceeding or otherwise, shall affect the continuing validity and enforceability of this guarantee.

(b)    Buyer Parent hereby waives, for the benefit of Seller, (i) any right to require Seller, as a condition of payment or performance by Buyer Parent, to proceed in any Litigation against Buyer or pursue any other remedies whatsoever and (ii) to the fullest extent permitted by Applicable Law, any defenses or benefits that may be derived from or afforded by any Law that limit the liability of or exonerate guarantors or sureties, other than defense of payment and performance in full of the Guaranteed Obligations.

[Signature Page Follows]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed by their respective authorized officers as of the day and year first above written.

FIRSTBANK PUERTO RICO

By:	/s/ Aurelio Alemań
Name:	Aurelio Alemań
Title:	President & Chief Executive Officer

SANTANDER HOLDINGS USA, INC.

By:	/s/ Gerard A. Chamberlain
Name:	Gerard A. Chamberlain
Title:	Executive Vice President

FIRST BANCORP., solely for purposes of Article IV, Section 5.03 and Article X,

By:	/s/ Aurelio Alemań
Name:	Aurelio Alemań
Title:	President & Chief Executive Officer

[Signature Page to Stock Purchase Agreement]